As filed with the Securities and Exchange Commission on August 31, 2004
Registration No. 333-114554

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Bill Barrett Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	80-0000545 (I.R.S. Employer Identification Number)

1099 18th Street

Suite 2300
Denver, CO 80202
(303) 293-9100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Francis B. Barron

Senior Vice President — General Counsel
Bill Barrett Corporation
1099 18th Street
Suite 2300
Denver, CO 80202
(303) 293-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christine B. LaFollette Mark Zvonkovic Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana St. 44th Floor Houston, TX 77002 (713) 220-5896	Alan L. Talesnick Patton Boggs LLP 1660 Lincoln St. Suite 1900 Denver, CO 80264 (303) 830-1776	T. Mark Kelly David H. Stone Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002 (713) 758-4592

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 31, 2004.

                            Shares

Bill Barrett Corporation

Common Stock

       This is an initial public offering of shares of common stock of Bill Barrett Corporation. All of the                      shares of common stock are being sold by the Company.

       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . The Company has applied to list the common stock on the New York Stock Exchange under the symbol “BBG”.

       See “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Bill Barrett Corporation	$	$

       To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from Bill Barrett Corporation at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2004.

Goldman, Sachs & Co.

JPMorgan
Lehman Brothers

Credit Suisse First Boston

Morgan Stanley
Petrie Parkman & Co.

First Albany Capital	Howard Weil Incorporated

Prospectus dated                     , 2004.

•	84.4 MMcfe/d production for June 2004

•	204 Bcfe estimated net proved reserves as of December 31, 2003

•	764,981 net undeveloped acres as of June 30, 2004

PROSPECTUS SUMMARY
Risk Factors
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CONVERSION OF PREFERRED STOCK
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
GLOSSARY OF OIL AND NATURAL GAS TERMS
REPORT OF RYDER SCOTT COMPANY, L.P., INDEPENDENT PETROLEUM ENGINEERS
REPORT OF NETHERLAND, SEWELL & ASSOCIATES, INC. INDEPENDENT PETROLEUM ENGINEERS
Certificate of Designation of Series A Preferred Stock
Certificate of Designation of Series B Preferred Stock
Specimen Certificate of Common Stock
Registration Rights Agreement
Stockholders' Agreement
Stock Purchase Agreement
Purchase & Sale Agreement dated April 1, 2002
Purchase & Sale Agreement dated November 4, 2002
Form of Indemnification Agreement
Schedule of Officers & Directors
Employment Letter Agreement
Amended & Restated 2002 Stock Option Plan
Form of Stock Option Agreement
Consent of Deloitte & Touche LLP
Consent of Deloitte & Touche LLP
Consent of KPMG LLP
Consent of Ryder Scott Company, L.P.
Consent of Netherland, Sewell & Associates, Inc.
Powers of Attorney with Messrs. Fitzgibbons & Stein

PROSPECTUS SUMMARY

      This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the other documents to which we refer you. We have provided definitions for some of the oil and gas industry terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” on page A-1 of this prospectus. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

      Except as otherwise indicated or required by the context, references in this prospectus to “we”, “us”, “our” or the “Company” refer to the combined business of Bill Barrett Corporation and its subsidiaries. The term “you” refers to a prospective investor. Unless the context otherwise requires, the information in the prospectus assumes that the underwriters will not exercise their over-allotment option and gives effect to an assumed 1-for-       reverse common stock split to be effected immediately prior to the completion of this offering. The actual split amount will depend on the initial public offering price, but will not affect the number or percentage outstanding of shares offered to the public in this offering. See “Conversion of Preferred Stock”. Unless otherwise indicated, all natural gas and oil statistics are as of June 30, 2004.

Overview

      Bill Barrett Corporation is a rapidly growing independent oil and gas company focused on natural gas exploration and development in the Rocky Mountain region. We have exploration and development projects in the Wind River, Uinta, Powder River, Williston, Green River, Denver-Julesburg (“DJ”) and Paradox Basins. Our management has an extensive track record with expertise in the full spectrum of Rocky Mountain plays. Our strategy is to maximize stockholder value by leveraging our management team’s experience in finding and developing oil and gas in the Rocky Mountain region to profitably grow our reserves and production, primarily through the drill-bit.

      We began operations in March 2002. All eleven of our corporate officers worked together as executives or advisors for many years with Barrett Resources Corporation, a publicly-traded Rocky Mountain oil and gas company that was founded in 1980 and sold in 2001 in a transaction valued at approximately $2.8 billion. Since our inception, we have assembled a property base in seven key basins. We focus on both conventional and unconventional Rocky Mountain plays, including basin-centered gas, tight gas sands, structural and stratigraphic oil and natural gas, coalbed methane, biogenic gas and fractured shale gas plays. Our development drilling programs in the Wind River, Uinta, Powder River and Williston Basins are generating growth in our production and proved reserves. In these basins and in the Green River, DJ and Paradox Basins and other areas, as of June 30, 2004, we held over 760,000 net undeveloped leasehold acres and currently are active in 20 exploration projects. For 2004, we have budgeted approximately $232 million to participate in drilling 339 gross wells across our exploration and development projects, and to pursue other exploration activities and infrastructure projects. During the six months ended June 30, 2004, we participated in drilling 97 gross wells.

      From inception through June 30, 2004, we participated in drilling 284 gross wells, of which 98% have been completed as producing wells or are in the process of being completed. In December 2003, we produced 71.7 MMcfe/d, net to our interest, of which approximately 90% was natural gas. This level of production represents a 144% increase from our production in December 2002. In June 2004, we produced 84.4 MMcfe/d, net to our interest, of which approximately 91% was natural gas. Our June 2004 production represents an 80% increase from our production in June 2003 and an 18% increase from our production in December 2003. We operated approximately 87% of our December 2003 production and 90% of our June 2004 production. As of December 31, 2003, our estimated net proved reserves were 204 Bcfe, representing a 71% increase over our estimated net proved reserves at December 31, 2002. Approximately 89% of our December 31, 2003 estimated net proved reserves were natural gas.

      In August 2004, we entered into an agreement to purchase developed and undeveloped oil and gas properties in western Colorado. These properties consist of approximately 17,000 net leasehold acres and include approximately 80 producing wells. We expect to complete this acquisition in September 2004 subject to satisfying various closing conditions.

      The following table provides information regarding our operations by basin.

	At December 31, 2003					At June 30, 2004
					June 2004
	Estimated			Identified	Average	Net	Net
	Net Proved	Pretax	Standardized	Drilling	Daily Net	Producing	Undeveloped
Basin	Reserves (1)	PV-10 (1)	Measure (2)	Locations (3)	Production	Wells	Acreage

	(Bcfe)	(in millions)	(in millions)		(MMcfe/d)
Wind River	101	$288	$229	251	50.9	117	167,718
Uinta	46	104	71	233	14.3	17	94,914
Powder River	38	86	74	993	13.5	188	56,428
Williston	19	43	31	100	5.7	25	77,004
Green River	—	—	—	—	—	—	2,072
Denver-Julesburg	—	—	—	—	—	—	344,920
Paradox	—	—	—	—	—	—	6,322
Other	—	—	—	—	—	—	15,603

Total	204	$521	$405	1,577	84.4	347	764,981

(1)	Our reserves and the present value of future net revenues before income taxes were determined using the prices for natural gas and oil at December 31, 2003, which were $5.58 per MMBtu of natural gas and $32.55 per barrel of oil, without giving effect to hedging transactions. Our PV-10 would have been $506 million after giving effect to hedging transactions. Our reserve estimates are based on a reserve report prepared by us and reviewed by our independent petroleum engineers. See “Business — Properties — Proved Reserves”.

(2)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

(3)	Identified drilling locations represent total gross locations specifically identified and scheduled by management as an estimate of our future multi-year drilling activities on existing acreage. Of the total locations shown in the table, 242 are classified as PUDs. During the six months ended June 30, 2004, 97 of the identified drilling locations shown in the table were drilled, including 59 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors. See “Risk Factors — Risks Related to the Oil and Natural Gas Industry and Our Business”.

Our Strategy

      The principal elements of our strategy to maximize stockholder value are to:

•	Drive Growth Through the Drill-bit. We expect our long-term reserve and production growth to come predominantly through the drill-bit. Our management team’s experience and expertise enable us to identify, evaluate and develop new natural gas and oil reservoirs. Throughout our operations, we apply technology, including advanced drilling and completion techniques and new geologic and seismic applications. From inception through June 30, 2004, we participated in the drilling of 284 gross wells. We plan to participate in the drilling of a total of 339 gross wells in 2004, 97 of which were drilled during the six months ended June 30, 2004.

•	Pursue Multiple High Potential Projects. We have assembled several projects that we believe provide future long-term drilling inventories. In addition to seven key development areas, we currently are involved in 20 exploration projects. Our team of 16 geologists and geophysicists, which includes our Chief Executive Officer, is dedicated to generating new geologic concepts. These individuals have an average of more than 23 years of experience in the industry, primarily in the Rocky Mountain region. Our long-term objective is to allocate between 70% and 80% of our capital budget to development projects, with the balance allocated to higher risk, higher potential projects.

•	Focus on Natural Gas in the Rocky Mountain Region. We intend to capitalize on the large estimated undeveloped natural gas resource base in the Rocky Mountains, while selectively pursuing attractive oil opportunities in the region. We believe the Rockies represent one of the few natural gas provinces in North America with significant remaining development potential. All of our production is from the Rockies, and for the month of June 2004, approximately 91% was natural gas.

•	Reduce Costs and Maximize Operational Control. Our objective is to generate profitable growth and high returns for our stockholders, and we expect that our unit cost structure will benefit from economies of scale as we grow and from our continuing cost management initiatives. As we manage our growth, we are actively focusing on reducing lease operating expenses, general and administrative costs and finding and development costs. It is strategically important to us to serve as operator of our properties when possible, as that allows us to exert greater control over costs and timing in our exploration, development and production activities. We operated approximately 90% of our June 2004 production and, as of June 30, 2004, we owned an average working interest of approximately 67% in 1,148,477 gross undeveloped acres.

•	Pursue Attractive Reserve and Leasehold Acquisitions. Past acquisitions have played an important part in establishing our asset base. We believe we are well positioned, given our experience and regional expertise, to supplement our drill-bit growth objective with acquisitions that can provide long-term drilling inventories and undeveloped leasehold positions with attractive return possibilities.

Competitive Strengths

       We have a number of strengths that we believe will help us successfully execute our strategy.

•	Experienced Management Team. Although we compete against companies with more financial and human resources than ours, we believe our management team’s experience and expertise in the Rocky Mountains provide a distinct competitive advantage. Our eleven corporate officers average 24 years of experience working in and servicing the industry. Our Chief Executive Officer and other members of our management team helped to build a successful track record of growth and performance at Barrett Resources. Further, members of our team are widely acknowledged as leading explorationists and were involved in finding or developing several of the largest Rocky Mountain natural gas and oil fields during the last three decades, including the Grand Valley and Parachute fields in the Piceance Basin, the Powder River Basin coalbed methane play, the Hilight field, the Cave Gulch field and the Madden field.

•	Extensive Inventory of Growth Opportunities. We have established an asset base of over 760,000 net undeveloped leasehold acres as of June 30, 2004. As of December 31, 2003, we had identified a total of 1,577 drilling locations across all our operations, which we believe represents approximately five years of drilling inventory, although our future drilling activities may change based on several factors including the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors. From inception through June 30, 2004, we participated in the drilling of 284 gross wells. In 2004, we plan to participate in the drilling of 339 gross wells across our operations. During the six months ended June 30, 2004, we participated in the drilling of 97 of these wells. In addition, we currently have 20 exploration projects.

•	Rocky Mountain Asset Base. In January 2004, the Department of Energy estimated that Rocky Mountain natural gas production would grow by 91% from 2002 to 2025, compared to other large U.S. gas producing areas, which were forecast to decline or grow at significantly lower rates over the same period. Our assets are focused in the natural gas prone basins of the Rockies. This asset base allows us to leverage our experience and expertise as we pursue our growth strategy. Although we are focused in the Rockies, we are active in seven distinct basins in the region, which provide both geographic and geologic diversification.

•	Financial Strength. As of June 30, 2004, we were capitalized with $281 million of stockholders’ equity and had a $1.9 million convertible note payable and $65 million of debt. As of June 30, 2004, pro forma for the offering and intended use of proceeds to repay indebtedness, we would have no debt outstanding and cash on hand of approximately $ . We are committed to maintaining a conservative financial position to preserve our financial flexibility. Based on our current budget, we believe that the proceeds from this offering, our operating cash flow and available borrowing capacity under our credit facility, will provide us with the financial flexibility to pursue our planned exploration and development activities.

•	Significant Employee Investment. Our management team has interests that are strongly aligned with those of all our stockholders. As of June 30, 2004, our officers and other employees have made cash investments totaling $11.5 million in our stock, and overall, 70% of our employees own our stock.

       For a discussion of considerations that could have a negative effect on our strategy and what we believe to be our competitive strengths to execute our strategy, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Our Properties

Key Basins of Activity

       The following is a brief summary of our activities in each of the seven basins in which we operate.

      Wind River Basin. The Wind River Basin is located in central Wyoming and is our largest producing area. Our operations in the basin include active infill and field expansion development programs, as well as significant exploration activities. Our development operations are conducted in three general project areas. We also have eight exploration projects and view this basin as an important exploratory area. Key statistics for our position in this basin include:

•	50.9 MMcfe/d of average net production for June 2004, compared to 29.9 MMcfe/d for June 2003

•	101 Bcfe of estimated net proved reserves at December 31, 2003

•	117 net producing wells at June 30, 2004

•	173,802 total net acres, including 167,718 net undeveloped acres at June 30, 2004

•	$122 million capital expenditure budget for 2004, including a 64 gross well drilling program

      Uinta Basin. The Uinta Basin is located in northeastern Utah and represents a substantial part of our development and exploration activities and expected production growth in 2004. Our development operations are conducted primarily in two areas. We also have a position in four exploratory projects in the basin. Key statistics for our position in this basin include:

•	14.3 MMcfe/d of average net production for June 2004, compared to 4.3 MMcfe/d for June 2003

•	46 Bcfe of estimated net proved reserves at December 31, 2003

•	17 net producing wells at June 30, 2004

•	100,085 total net acres, including 94,914 net undeveloped acres at June 30, 2004

•	$62 million capital expenditure budget for 2004, including a 20 gross well drilling program

      Powder River Basin. The Powder River Basin is located in northeastern Wyoming. Nearly all of our operations in this basin are in coalbed methane plays, which we believe are characterized by a lower risk resource base and lower drilling costs. This basin represents a significant part of our drilling program and expected production growth in 2004. Our development operations are conducted in seven project areas. Key statistics for our position in this basin include:

•	13.5 MMcfe/d of average net production for June 2004, compared to 7.8 MMcfe/d for June 2003

•	38 Bcfe of estimated net proved reserves at December 31, 2003

•	188 net producing wells at June 30, 2004

•	72,928 total net acres, including 56,428 net undeveloped acres at June 30, 2004

•	$25 million capital expenditure budget for 2004, including a 245 gross well drilling program

      Williston Basin. The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and represents our only oil focused project area. Our activities in this basin include both development and exploration drilling programs concentrated in two areas. We use horizontal drilling technology and 3-D seismic surveys in the Williston to expand existing fields, target exploration projects and increase our recoveries. Key statistics for our position in this basin include:

•	5.7 MMcfe/d of average net production for June 2004 compared to 5.0 MMcfe/d for June 2003

•	19 Bcfe of estimated net proved reserves at December 31, 2003

•	25 net producing wells at June 30, 2004

•	82,734 total net acres, including 77,004 net undeveloped acres at June 30, 2004

•	$20 million capital expenditure budget for 2004, including a 10 gross well drilling program, all of which are horizontal wells

      Green River Basin. The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. To make our initial entry into this prospective basin, in June 2004, we acquired leasehold interests in an exploration project. Key statistics for our position in this basin include:

•	5,312 gross and 2,072 net undeveloped acres at June 30, 2004

•	$2 million capital expenditure budget for 2004 to fund leasehold acreage acquisitions and various exploratory activities

      Denver-Julesburg Basin. Our operations in the DJ Basin are concentrated in the Tri-State exploration project, which extends into Colorado, Kansas and Nebraska. These operations are exploratory and involve the extensive use of 3-D seismic technology to target shallow biogenic gas and deeper conventional oil accumulations. Key statistics for our position in this basin include:

•	344,920 net undeveloped acres at June 30, 2004

•	$0.1 million capital expenditure budget for 2004 to fund seismic and other exploratory activities

      Paradox Basin. The Paradox Basin is located in southwestern Colorado and southeastern Utah. We are in the initial stages of two exploration projects in the basin focusing on natural gas. Key statistics for our position in this basin include:

•	6,322 net undeveloped acres at June 30, 2004

•	$0.8 million capital expenditure budget for 2004 to fund various exploratory activities

Summary of Development Areas

       The following table summarizes information regarding our key development areas:

			Identified
			Drilling
		Average	Locations (2)		2004
		Working			Capital
Development Area	Basin	Interest (1)	Total	2004	Budget (3)

					(in millions)
Cave Gulch	Wind River	90%	65	13	$30
Cooper Reservoir	Wind River	98	124	30	48
Wallace Creek/Stone Cabin	Wind River	99	58	12	32
Hill Creek	Uinta	65	5	1	8
Nine Mile Canyon	Uinta	100	228	15	47
Powder River CBM	Powder River	80	993	245	25
Williston	Williston	36 (4)	100	10	20

(1)	Average working interest is based on June 2004 production, including operated and non-operated properties.

(2)	For each development area, identified drilling locations represent total gross locations specifically identified and scheduled by management as of December 31, 2003 as an estimate of our future multi-year drilling activities on existing acreage. Of the total identified drilling locations shown in the table, 242 are classified as PUDs. Of the 2004 identified drilling locations, 155 are classified as PUDs. During the six months ended June 30, 2004, 97 of the identified drilling locations shown in the table were drilled, including 59 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal conditions, natural gas and oil prices, costs, drilling results and other factors. For a more complete description of our proposed activities, see “Business — Our Properties”.

(3)	Includes budgeted drilling expenditures as well as exploration and facilities costs for the area.

(4)	We operated 76% of our June 2004 production in the Williston Basin, with an average working interest of 91% per operated well.

Summary of Exploration Projects

       The following table summarizes our exploration projects:

				Average
		Project Net		Working	Planned 2004
Exploration Project	Basin	Acreage (1)		Interest (2)	Exploratory Activities (3)

Cave Gulch/ Waltman (4)	Wind River	15,101		78%	Assess deep prospect
Cooper Reservoir (4)	Wind River	10,496		76	Drill one deep well
East Madden	Wind River	21,414		53	Drill one deep well
Pommard	Wind River	2,200		100	Drill one deep well
Stone Cabin (4)	Wind River	12,342		82	Drill three wells
Talon	Wind River	72,539		32	Drill three wells
Wallace Creek (4)	Wind River	22,788		82	Drill five wells
Windjammer	Wind River	7,311		33	3-D seismic program
Garmesa	Uinta	8,217		42	3-D seismic program
Lake Canyon	Uinta	44,162		79	Drill two wells
Nine Mile Canyon (4)	Uinta	38,404	(5)	91	3-D seismic program, drill six wells
Nine Mile Canyon Deep	Uinta	43,227	(5)	92	3-D seismic program
Hook	Uinta	846		97	Acreage acquisition
Wyodak/Big George	Powder River	60,314		67	Two pilot programs and five additional wells
Red River	Williston	17,156		73	Assess drilling prospects
Madison (4)	Williston	38,421		70	Drill three wells
Antelope Hollow	Green River	2,072		39	Acreage acquisition, drill one well
Tri-State	DJ	344,920		94	2-D and 3-D seismic program
Pine Ridge	Paradox	1,960		96	Permitting for 3-D seismic program
Yellow Jacket	Paradox	4,363		63	Acreage acquisition

(1)	Project net acreage is the amount of our net leasehold acreage at June 30, 2004 that we have associated with each of our exploration projects.

(2)	Average working interest is based on leasehold acreage at June 30, 2004.

(3)	Although we have included our planned exploratory activities in our 2004 capital budget, our actual activities may change depending on regulatory approvals, seasonal conditions and other factors.

(4)	Represents an exploration project that extends from an existing development project.

(5)	The Nine Mile Canyon and Nine Mile Canyon Deep exploration projects share surface acreage.

Risk Factors

      Investing in our common stock involves risks that include the speculative nature of oil and natural gas exploration, competition, volatile oil and natural gas prices and other material factors. You should read carefully the section entitled “Risk Factors” beginning on page 13 for an explanation of these risks before investing in our common stock.

Our Offices

      Our company was founded in 2002 and is incorporated in Delaware. Our principal executive offices are located at 1099 18th Street, Suite 2300, Denver, Colorado 80202, and our telephone number at that address is (303) 293-9100.

The Offering

Common stock offered by Bill Barrett Corporation	shares

Common stock to be outstanding immediately after the completion of this offering	shares (1)

Use of proceeds	We intend to use the proceeds of this offering to repay our outstanding indebtedness, to fund exploration, development and oil and gas leasehold acquisition activities, and for other general corporate purposes. See “Use of Proceeds”.

Proposed New York Stock Exchange symbol	BBG

(1)	This number assumes that all of our outstanding preferred stock will be converted into shares of our common stock immediately prior to the completion of this offering as described under “Conversion of Preferred Stock”. This number excludes shares of common stock reserved for issuance under our stock option plans, of which are subject to outstanding options.

Summary Consolidated Historical Financial Data

       Set forth below is our summary consolidated historical financial data for the periods indicated. The financial data for the periods ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, and 2003 have been derived from our audited financial statements. The financial data for the six months ended June 30, 2003 and 2004 and the balance sheet data as of June 30, 2004 are derived from our unaudited financial statements included in this prospectus. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Period from		Six Months	Six Months
	January 7, 2002	Year Ended	Ended	Ended
	(inception) through	December 31,	June 30,	June 30,
	December 31, 2002	2003	2003	2004

	(in thousands)
Statement of Operations Data:
Revenues (1)	$16,081	$75,436	$29,323	$78,840
Lease operating expense	2,231	8,462	3,158	7,187
Gathering and transportation expense	229	3,646	1,595	2,491
Production tax expense	2,021	9,815	3,983	9,565
Exploration expense	1,592	6,134	2,765	3,094
Impairment expense	—	1,795	—	—
Depreciation, depletion and amortization	9,162	30,724	11,258	31,002
General and administrative	5,626	14,363	6,516	8,975

Operating income (loss)	$(4,780)	$497	$48	$16,526
Net interest income (expense)	238	(1,308)	(553)	(1,255)
Other	(1,465)	—	—	—

Income (loss) before income taxes	$(6,007)	$(811)	$(505)	$15,271
Benefit from (Provision for) income taxes	2,164	320	199	(5,666)

Income (loss) from continuing operations	$(3,843)	$(491)	$(306)	$9,605
Income from discontinued operations (net of taxes)	27	—	—	—

Net income (loss)	$(3,816)	$(491)	$(306)	$9,605

Selected Cash Flow and Other Financial Data:
Net income (loss)	$(3,816)	$(491)	$(306)	$9,605
Depreciation, depletion and amortization	9,162	30,724	11,258	31,002
Other non-cash items	1,092	7,954	2,726	7,121

	$6,438	$38,187	$13,678	$47,728
Change in current assets and liabilities	(967)	(659)	780	(2,069)

Net cash provided by operating activities	$5,471	$37,528	$14,458	$45,659

Capital expenditures (2)	$166,893	$186,327	$93,143	$83,170 (3)

(1)	Revenues are net of effects of hedging transactions.

(2)	Excludes future reclamation liability accruals of $1.0 million in 2002 and $2.9 million in 2003 and includes exploration cost expensed under successful efforts accounting of $1.6 million in 2002 and $6.1 million in 2003 and furniture and fixtures costs of $1.1 million in 2002 and $1.3 million in 2003. Also excludes future reclamation liability accruals of $0.6 million in the six months ended June 30, 2003 and $1.3 million in the six months ended June 30, 2004, and includes exploration cost expensed under successful efforts accounting of $2.8 million in the six months ended June 30, 2003 and $3.1 million in the six months ended June 30, 2004, and furniture and fixtures costs of $0.8 million in the six months ended June 30, 2003 and $0.9 million in the six months ended June 30, 2004.

(3)	Exclusive of divestitures of approximately $7.7 million during the six months ended June 30, 2004.

	As of December 31,		As of
			June 30,
	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,713	$16,034	$24,825
Other current assets	7,246	19,613	29,066
Oil and natural gas properties, net of accumulated depreciation, depletion and amortization	156,372	307,920	350,744
Other property and equipment, net of depreciation	896	1,539	1,945
Other assets	2,465	2,663	2,472

Total assets	$172,692	$347,769	$409,052

Current liabilities	$10,873	$46,156	$52,064
Long-term debt	35,000	57,000	65,000
Other long-term liabilities	3,017	6,287	11,378
Stockholders’ equity	123,802	238,326	280,610

Total liabilities and stockholders’ equity	$172,692	$347,769	$409,052

Summary Operating and Reserve Data

       The following estimates of net proved oil and natural gas reserves are based on a reserve report prepared by us and reviewed in its entirety by our independent petroleum engineers. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates for the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. Copies of the review reports of our independent petroleum engineers are attached to this prospectus as Appendices B and C. You should refer to “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business — Oil and Gas Data — Proved Reserves”, “Business — Oil and Gas Data — Production and Price History” and the review reports included in this prospectus in evaluating the material presented below.

	Period from
	January 7, 2002
	(inception)		Six Months	Six Months
	through	Year Ended	Ended	Ended
	December 31,	December 31,	June 30,	June 30,
	2002 (1)	2003	2003	2004

Production Data:
Natural gas (MMcf) (2)	6,370	16,315	6,540	14,060
Oil (MBbls)	27	328	130	228
Combined Volumes (MMcfe)	6,532	18,283	7,323	15,428
Daily Combined Volumes (MMcfe/d)	23.5	50.1	40.5	84.8
Average Prices (3):
Natural gas (per Mcf)	$2.39	$4.03	$3.89	$4.88
Oil (per Bbl)	27.99	28.85	29.27	34.53
Combined (per Mcfe)	2.45	4.12	4.00	4.95

	As of
	December 31,

	2002	2003

Estimated Proved Reserves (4):
Natural gas (Bcf)	101.8	180.9
Oil (MMBbls)	2.9	3.9
Total (Bcfe)	119.1	204.2
PV-10 (in millions) (5)	$178.6	$520.8
Standardized Measure (in millions) (6)	153.5	404.8

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

(2)	Production of natural gas liquids is included in natural gas revenues and production. Production data excludes production associated with properties held for sale.

(3)	Includes the effects of hedging transactions. Pre-hedging prices for natural gas were $2.39 per Mcf in 2002 and $4.51 per Mcf in 2003, and for oil were $27.99 per Bbl in 2002 and $28.85 per Bbl in 2003. For the six months ended June 30, 2004, pre-hedging prices were $5.21 per Mcf for natural gas and $34.53 per Bbl for oil. For the six months ended June 30, 2003, pre-hedging price for natural gas was $4.38 per Mcf and for oil was $29.09 per Bbl.

(4)	Excludes proved reserves of 10.9 Bcfe with a PV-10 of $17.8 million associated with properties held for sale at December 31, 2002.

(5)	The present values of future net revenues before income taxes were determined using the prices for natural gas and oil at December 31, 2002 and 2003, which were $3.12 per MMBtu of natural gas and $31.35 per barrel of oil in 2002 and $5.58 per MMBtu of natural gas and $32.55 per barrel of oil in 2003, in each case without giving effect to hedging transactions. Giving effect to hedging transactions, our PV-10 would have been $197 million at December 31, 2002 and $506 million at December 31, 2003.

(6)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

RISK FACTORS

       An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our company.

Risks Related to the Oil and Natural Gas Industry and Our Business

Oil and natural gas prices are volatile and a decline in oil and natural gas prices can significantly affect our financial results and impede our growth.

       Our revenue, profitability and cash flow depend upon the prices and demand for oil and natural gas. The markets for these commodities are very volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Changes in oil and natural gas prices have a significant impact on the value of our reserves and on our cash flow. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of oil and natural gas;

•	the price of foreign imports;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil producing countries, including the Middle East and South America;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the level of consumer product demand;

•	weather conditions;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of oil and gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

       Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration results deteriorate, successful efforts accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carry amount may not be recoverable or whenever management’s plans change with respect to those assets. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

Our business is difficult to evaluate because we have a limited operating history.

       In considering whether to invest in our common stock, you should consider that there is only limited historical financial and operating information available on which to base your evaluation of our performance. We were formed in January 2002 and, as a result, we have a limited operating history.

We have incurred losses from operations during certain periods since our inception and may continue to do so in the future.

       We incurred net losses of $3.8 million and $0.5 million in the period from January 7, 2002 (inception) through December 31, 2002 and the year ended December 31, 2003, respectively, and $0.3 million in the six months ended June 30, 2003. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. The uncertainty and factors described throughout this section may impede our ability to economically find, develop, exploit, and acquire natural gas and oil reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

       No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be incorrect. We prepare our own estimates of proved reserves, which are reviewed by independent petroleum engineers. Over time, our internal engineers may make material changes to reserve estimates taking into account the results of actual drilling, testing, and production. Also, we make certain assumptions regarding future oil and natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery, and estimates of the future net cash flows. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. At year end 2003, we revised our proved reserves downward from our 2002 reserve report by approximately 41 Bcfe. The majority of the downward revision was due to reclassifying deep proved undeveloped reserves and reevaluating the economic potential of behind pipe reserves in the Wind River Basin as a result of a periodic review of our reserves and reserve evaluation methodologies and an analysis of the results of our recompletion program. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil and gas we ultimately recover being different from our reserve estimates.

       The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	the amount and timing of actual production;

•	supply and demand of oil and natural gas; and

•	changes in governmental regulations or taxation.

       The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. For example, if natural gas prices decline by $0.10 per Mcf, then the PV-10 of our proved reserves as of December 31, 2003 would decrease from $521 million to $509 million.

       Our independent engineers perform a well-by-well review of all of our properties and of our estimates of proved reserves, but their report only addresses the total amount of our estimates for the sum of all properties covered by our reserve report. They do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well. In a well by well comparison by the independent engineers, differences of greater or less than 10% exist. In the case of the properties reviewed by each of the two independent engineers, our estimates of proved reserves at December 31, 2003 in the aggregate were 6.7% above those of Ryder Scott Company, L.P. and 5.1% above Netherland, Sewell & Associates, Inc.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition or results of operations.

       Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs.

Prospects that we decide to drill may not yield natural gas or oil in commercially viable quantities.

       We describe some of our current prospects and our plans to explore those prospects in this prospectus. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of natural gas or oil. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to recover drilling or completion costs or to be economically viable. In sum, the cost of drilling, completing and operating any wells is often uncertain and new wells may not be productive.

Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

       Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. Our ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, oil and natural gas prices, costs and drilling results. Because of these uncertainties, we do not know if the numerous potential drilling locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of natural gas and oil, which could adversely affect the results of our drilling operations.

       Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical and our overall drilling success rate or our drilling success rate for activities in a particular area could decline.

       We often gather 3-D seismic over large areas. Our interpretation of seismic data delineates for us those portions of an area that we believe are desirable for drilling. Therefore, we may chose not to acquire option or lease rights prior to acquiring seismic data and, in many cases, we may identify hydrocarbon indicators before seeking option or lease rights in the location. If we are not able to lease those locations on acceptable terms, it would result in our having made substantial expenditures to acquire and analyze 3-D data without having an opportunity to attempt to benefit from those expenditures.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

       Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil and natural gas can be unprofitable, not only from dry holes, but from productive wells that do not produce sufficient revenues to return a profit. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	unusual or unexpected geological formations;

•	pressures;

•	fires;

•	blowouts;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

       Additionally, the coal beds in the Powder River Basin from which we produce methane gas frequently contain water, which may hamper our ability to produce gas in commercial quantities. The amount of coalbed methane that can be commercially produced depends upon the coal quality, the original gas content of the coal seam, the thickness of the seam, the reservoir pressure, the rate at which gas is released from the coal, and the existence of any natural fractures through which the gas can flow to the well bore. However, coal beds frequently contain water that must be removed in order for the gas to detach from the coal and flow to the well bore. The average life of a coal bed well is only five to six years. Our ability to remove and dispose of sufficient quantities of water from the coal seam will determine whether or not we can produce coalbed methane in commercial quantities.

       Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.

       We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.

       The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with sales of our equity securities, proceeds from bank borrowings and cash generated by operations. We intend to finance our capital expenditures with cash flow from operations and our existing financing arrangements. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

       If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing, either in the form of increased bank borrowings, sales of debt or equity securities or other forms of financing, and there can be no assurance as to the availability or terms of any additional financing.

       Even if additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.

Our credit facility has substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations.

       We will depend on our revolving credit facility for future capital needs. The revolving credit facility restricts our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations. We are also required to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the revolving credit facility could result in a default under the revolving credit facility, which could cause all of our existing indebtedness to be immediately due and payable.

       The revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion, based upon projected revenues from the oil and natural gas properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Any increase in the borrowing base requires the consent of the lenders holding 75% of the commitments. If the required lenders do not agree on an increase, then the borrowing base will be the lowest borrowing base acceptable to the required number of lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and natural gas properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the revolving credit facility.

Substantially all of our producing properties are located in the Rocky Mountains, making us vulnerable to risks associated with operating in one major geographic area.

       Our operations are focused on the Rocky Mountain region, which means our producing properties are geographically concentrated in that area. In particular, a substantial portion of our proved oil and natural gas reserves are located in the Wind River Basin. At December 31, 2003, approximately 49% of our proved reserves and approximately 67% of our production were located in the Wind River Basin. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by mechanical problems, damage to the current producing reservoirs or significant governmental regulation, including curtailment of production or interruption of transportation of natural gas produced from the wells in this basin.

Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.

       Oil and natural gas operations in the Rocky Mountains are adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife. In certain areas, including parts of the Wind River and Uinta Basins, drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This limits our ability to operate in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. Resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Properties that we buy may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them.

       One of our growth strategies is to capitalize on opportunistic acquisitions of oil and natural gas reserves. However, our reviews of acquired properties are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on the higher value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.

       Substantially all of our business activities are conducted through joint operating agreements under which we own partial interests in oil and natural gas properties. If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Because we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

       Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, then we would be unable to realize revenue from those wells until production arrangements were made to deliver the production to market.

Our hedging activities could result in financial losses or could reduce our income.

       To achieve a more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we currently, and may in the future, enter into hedging arrangements for a portion of our oil and natural gas production. Hedging arrangements for a portion of our oil and natural gas production expose us to the risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counter-party to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

       In addition, these types of hedging arrangements limit the benefit we would receive from increases in the prices for oil and natural gas and may expose us to cash margin requirements.

The inability of one or more of our customers to meet their obligations may adversely affect our financial results.

       Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our oil and natural gas hedging arrangements expose us to credit risk in the event of nonperformance by counterparties.

We depend on a limited number of key personnel who would be difficult to replace.

       We depend on the performance of our executive officers and other key employees, especially William J. Barrett, our Chairman and Chief Executive Officer. The loss of any member of our senior management or other key employees could negatively impact our ability to execute our strategy. We do not maintain key person life insurance policies on any of our employees. For a description of our management philosophy, see “Management — Executive Officers, Directors and Other Key Employees — Management Philosophy”.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to succeed.

       The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

       Our exploration, development, production and marketing operations are regulated extensively at the federal, state and local levels. In addition, a portion of our leases in the Uinta basin are, and some of our future leases may be, regulated by Native American tribes. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

       Our Powder River Basin coalbed methane exploration and production activities result in the discharge of large volumes of produced groundwater into adjacent lands and waterways. The ratio of methane gas to produced water varies over the life of the well. The environmental soundness of discharging produced groundwater pursuant to water discharge permits has come under increased scrutiny. Moratoriums on the issuance of additional water discharge permits, or more costly methods of handling these produced waters, may affect future well development. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of the regulatory agencies, or difficulties in negotiating required surface use agreements with land owners, or receiving other governmental approvals, could delay our Powder River Basin exploration and production activities and/or require us to make material expenditures for the installation and operation of systems and equipment for pollution control and/or remediation, all of which could have a material adverse effect on our financial condition or results of operations.

       Part of the regulatory environment in which we operate includes, in some cases, federal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing exploration and production activities. In addition, our activities are subject to the regulation by oil and natural gas-producing states and Native American tribes of conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of oil and natural gas we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state, local and Native American tribal authorities. Delays in obtaining regulatory approvals, drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on our ability to explore on or develop our properties. Additionally, the oil and natural gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability. Furthermore, we may be put at a competitive disadvantage to larger companies in our industry who can spread these additional costs over a greater number of wells and larger operating staff. See “Business — Operations — Environmental Matters and Regulation” and “Business — Operation — Other Regulation of the Oil and Gas Industry” for a description of the laws and regulations that affect us.

Risks Related to this Offering and Our Common Stock

There has been no public market for our common stock and our stock price may fluctuate significantly.

       There currently is no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our common stock after this offering. The market price of our common stock could fluctuate significantly as a result of:

•	actual or anticipated quarterly variations in our operating results;

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the oil and natural gas industry;

•	the success of our operating strategy; and

•	the operating and stock price performance of other comparable companies.

Future sales of our common stock may cause our stock price to decline.

       Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. See “Shares Eligible for Future Sale”. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

       After this offering, we will have                      shares of common stock outstanding. Of these shares, all shares sold in this offering, other than shares, if any, purchased by our affiliates, will be freely tradable.

       The institutional investors, officers and directors, certain other previous investors, and purchasers through a directed share program are subject to agreements that limit their ability to sell our common stock held by them. Generally, these holders cannot sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Goldman, Sachs & Co., which could, in its sole discretion, elect to permit resale of shares by existing stockholders, including its affiliates, prior to the lapse of the 180-day period.

Purchasers in this offering will experience immediate dilution and will experience further dilution with the future exercise of stock options.

       If you purchase common stock in this offering, you will pay more for your shares than the amount paid by stockholders who purchased their shares from us prior to this offering. As a result, you will experience immediate and substantial dilution of approximately $           per share, representing the difference between our net tangible book value per share after giving effect to this offering and the initial public offering price. Additionally, you will experience further dilution as holders of certain of our stock options exercise those options. As of                     , 2004, we have outstanding options to purchase (1)                 shares of our common stock at an exercise price of $           per share, (2)                 shares of our common stock at an exercise price of $           per share and (3)                 shares of our common stock at an exercise price of $           per share. These options vest over periods of four or five years, after which they could be exercised. See “Dilution” for a description of dilution.

Provisions in our certificate of incorporation and bylaws and Delaware law make it more difficult to effect a change in control of the company, which could adversely affect the price of our common stock.

       Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions include:

•	a classified board of directors;

•	giving the board the exclusive right to fill all board vacancies;

•	requiring a super-majority vote of the stockholders for the removal of directors;

•	permitting removal of directors only for cause and with a super-majority vote of the stockholders;

•	requiring special meetings of stockholders to be called only by the board;

•	prohibiting stockholder action by written consent;

•	prohibiting cumulative voting in the election of directors; and

•	allowing for authorized but unissued common and preferred shares, including shares to be used to establish a stockholders’ rights plan.

       These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock.

We have significant stockholders with the ability to influence our actions.

       Upon completion of this offering, Warburg Pincus Private Equity VIII, L.P. and entities affiliated with each of The Goldman Sachs Group, Inc. and J.P. Morgan Partners, LLC (each an “institutional investor”) will beneficially own approximately      % of our outstanding common stock (approximately      % if the underwriters exercise their over-allotment option in full) based on the assumed rate of conversion of our preferred stock into common stock upon completion of this offering as described under “Conversion of Preferred Stock”. See “Principal Stockholders”. Accordingly, these stockholders may be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership makes it less likely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. These factors may also delay or prevent a change in our management or voting control.

       Furthermore, conflicts of interest could arise in the future between us, on the one hand, and the institutional investors, on the other hand, concerning among other things, potential competitive business activities or business opportunities. None of the institutional investors is restricted from competitive oil and natural gas exploration and production activities or investments, and our certificate of incorporation contains a provision that permits the institutional investors to participate in transactions relating to the acquisition, development and exploitation of oil and natural gas reserves without making such opportunities available to us. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Restated Certificate of Incorporation, Bylaws and Policies — Delaware Business Opportunity Statute”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	identified drilling locations;

•	exploration and development drilling prospects, inventories, projects and programs;

•	natural gas and oil reserves;

•	technology;

•	financial strategy;

•	realized oil and natural gas prices;

•	production;

•	lease operating expenses, general and administrative costs and finding and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.

       All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and other sections of the prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target” or “continue”, the negative of such terms or other comparable terminology.

       The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

       Our net proceeds from the sale of the                      shares of common stock in this offering, assuming a public offering price of $           per share, are estimated to be $          million, after deducting underwriting discounts and commissions and estimated offering expenses. The total net proceeds would be $                million if the underwriters’ over-allotment option is exercised in full.

       We intend to use the net proceeds of this offering to repay all of our outstanding indebtedness under our revolving credit facility and to fund exploration and development activities, oil and gas leasehold acquisitions in the ordinary course of business, working capital and other general corporate purposes. Our revolving credit facility provides for commitments of $200 million with an initial borrowing base of $150 million. Currently, the borrowing base is divided into two parts, with the “Tranche A” portion making $100 million available for all corporate purposes and the “Tranche B” portion making $50 million available only to develop natural gas and oil properties. The Tranche A portion can be increased as our proved reserves increase from our exploration and development activities. The Tranche B portion has a maturity date of March 31, 2005, and the Tranche A portion has a maturity date of February 4, 2007. At June 30, 2004, borrowings outstanding against our revolving credit facility totaled approximately $65 million at an interest rate of 2.8% per annum, and have been used primarily for our natural gas and oil activities. All of these borrowings were pursuant to the Tranche A portion of the revolving credit facility.

       JPMorgan Chase Bank is the lead arranger and agent under our revolving credit facility and is affiliated with one of our shareholders and one of the underwriters of this offering. See “Related Party Transactions” and “Underwriting”.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our capital stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, including exploration, development and acquisition activities. In addition, our revolving credit facility contains a restriction on the payment of dividends to holders of common and preferred stock. Accordingly, if our dividend policy were to change in the future, our ability to pay dividends would be subject to this restriction and our then existing conditions, including our results of operations, financial condition, contractual obligations, capital requirements, business prospects and other factors deemed relevant by our board of directors. For a description of the accretion of dividends on our Series B preferred stock, see “Conversion of Preferred Stock”.

CONVERSION OF PREFERRED STOCK

       When we completed our initial outside equity financing in March 2002, we issued two series of preferred stock, Series A and Series B. The Series A preferred stock was purchased in March 2002 by members of management and other private investors. Also in March 2002, a private investor purchased a convertible note for $1.9 million that will automatically convert into 455,635 shares of Series A preferred stock immediately prior to the completion of this offering. The Series B preferred stock was primarily purchased by institutional investors and subsequently was purchased by employees and issued as a portion of the purchase price for natural gas and oil properties. The Series B preferred stock was sold to the institutional investors in March 2002, December 2002, February 2003, March 2003, July 2003, October 2003, January 2004 and May 2004 pursuant to a series of capital calls. We currently have outstanding a total of 6,139,090 shares of Series A preferred stock that were issued for a total consideration of $25.6 million, and we have issued a total of 51,951,418 shares of Series B preferred stock for a total consideration of $259.8 million, including a deemed price of $1.6 million for a portion of the purchase price for certain natural gas and oil properties. See “Related Party Transactions — Investments in the Company”.

       The Series A and Series B preferred stock are substantially the same, except that the purchase price was $4.17 per share for the Series A preferred stock and $5.00 per share for the Series B preferred stock, and the holders of the Series B preferred stock are entitled to an annual 7% cumulative dividend, which would increase to 14% after March 28, 2009.

      Immediately prior to completion of this offering, (1) we will effect a reverse split of our common stock to reduce the number of shares of our common stock that are currently outstanding (with corresponding adjustments to our currently outstanding stock options), and (2) all of our shares of Series A and Series B preferred stock will automatically convert into shares of common stock after giving effect to the reverse split and based in part on the initial public offering price for this offering after deducting underwriting discounts and commissions; however, we have the right to pay cash for a portion of the value of the preferred stock that would otherwise convert into common stock. The effect of these transactions will be to allocate the existing ownership of our company among our current common stockholders and preferred stockholders in a manner that gives effect to the preferred return to which our preferred stockholders are entitled upon the completion of this offering in accordance with the respective terms of the preferred stock. Although this allocation among current securities holders will vary based upon the actual initial public offering price for this offering, it will not affect the total number of shares of common stock that will be outstanding after the completion of this offering, or the percentage of the outstanding shares represented by the shares being sold in this offering unless we elect to pay cash for a portion of the value of preferred stock that otherwise would have converted into common stock. If this election occurs, our cash payment of a portion of the value of the preferred stock will result in fewer shares of common stock outstanding immediately after the completion of this offering and the shares of common stock being sold in this offering will represent a larger percentage of the total number of shares of common stock that will be outstanding after this offering.

      Both the actual reverse stock split ratio and the number of shares of common stock to be issued upon conversion of our preferred stock will depend on the initial public offering price. However, for purposes of this preliminary prospectus, we have presented all common stock ownership amounts and percentages and all stock option share amounts and exercise prices based on an assumed reverse split ratio of 1-for-               , which assumes an initial public offering price of $                per share, which is the midpoint of the range of prices shown on the cover of this preliminary prospectus. Based on that assumed initial public offering price, we estimate that our outstanding shares of Series A preferred stock (including shares issuable upon conversion of our outstanding mandatorily convertible note) will be converted into a total of                 shares of common stock, representing           % of the outstanding shares of common stock immediately after the completion of this offering, and that our outstanding shares of Series B preferred stock will be converted into a total of                 shares of common stock representing           % of the outstanding shares of common stock immediately after the completion of this offering.

CAPITALIZATION

       The following table sets forth, as of June 30, 2004, a summary of our capitalization, both on an actual basis and on an as adjusted basis, to give effect to this offering at an assumed initial public offering price of $          per share and assuming the following:

•	a 1-for reverse common stock split immediately prior to the completion of this offering;

•	the conversion of all outstanding shares of preferred stock into common stock immediately prior to the completion of this offering as described under “Conversion of Preferred Stock”; and

•	our sale of shares of our common stock in this offering and the application of the estimated net proceeds of $ . See “Use of Proceeds”.

       You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2004
	(unaudited)

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$24,825
Revolving credit facility	65,000
Convertible note payable (1)	1,900
Stockholders’ equity:
Common stock, $0.001 par value; 150,000,000 shares authorized, 9,002,148 shares issued and outstanding; shares issued and outstanding (as adjusted)	9
Preferred stock, $0.001 par value: 75,000,000 shares authorized, no shares outstanding (as adjusted):
Series A, 6,900,000 shares authorized; 6,139,090 shares issued and outstanding	6
Series B, 52,185,000 shares authorized; 51,951,418 shares issued and outstanding	52
Additional paid-in capital	281,094
Retained earnings	5,298
Other	(5,849)

Total stockholders’ equity	$280,610

Total capitalization	$347,510

(1)	Consists of $1.9 million attributable to a mandatorily convertible note that converts into 455,635 shares of Series A preferred stock that will be converted into shares of common stock immediately prior to the completion of this offering. See “Conversion of Preferred Stock”.

DILUTION

       Our net tangible book value as of June 30, 2004, was $          million or $           per share of common stock, assuming the issuance of                     shares of common stock in connection with the conversion of Series A and Series B preferred stock into common stock. Net tangible book value per share is determined by dividing the number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the issuance of common stock in this offering and the receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of June 30, 2004, would have been approximately $          million, or $           per share. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of June 30, 2004
Increase per share attributable to new investors
Net tangible book value per share after the offering

Dilution per share to new investors	$

       The following table sets forth, as of June 30, 2004, on the basis described above, the number of shares of common stock purchased from us, assuming the conversion of all shares of our Series A and Series B preferred stock into common stock as described under “Conversion of Preferred Stock”, by existing stockholders and by the new investors at the assumed initial public offering price, together with the total price and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

Total
	Shares Purchased		Consideration		Average
Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		100%		100%

       If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to                     , or approximately      % of the total number of shares of common stock, assuming the conversion of all shares of our Series A and Series B preferred stock into common stock.

       The data in the table above excludes                      shares of common stock issuable upon exercise of options outstanding as of                     , 2004, of which                     are exercisable at $           per share,          are exercisable at $           per share, and                     are exercisable at $           per share. If all of these options are exercised, the dilution per share to the new investors will be $          .

SELECTED FINANCIAL DATA

       You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. We believe that the assumptions underlying the preparation of our financial statements are reasonable. The financial information included in this prospectus may not be indicative of our future results of operations, financial position and cash flows.

Selected Financial Information for Bill Barrett Corporation

       The consolidated income statement information for the period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 and the balance sheet information as of December 31, 2002 and 2003 were derived from our audited financial statements included in this prospectus. The consolidated income statement information for the six months ended June 30, 2003 and 2004 and the balance sheet information as of June 30, 2004 were derived from our unaudited financial statements included in this prospectus.

	Period from
	January 7, 2002
	(inception)		Six Months Ended
	through	Year Ended	June 30,
	December 31,	December 31,
	2002(4)	2003(4)	2003	2004

	(in thousands, except per share data)
Statement of Operations Data:
Operating revenues (1)	$16,007	$75,252	$29,270	$76,442
Other revenues	74	184	53	2,398
Operating expenses:
Lease operating expense	2,231	8,462	3,158	7,187
Gathering and transportation expense	229	3,646	1,595	2,491
Production tax expense	2,021	9,815	3,983	9,565
Exploration expense	1,592	6,134	2,765	3,094
Impairment expense	—	1,795	—	—
Depreciation, depletion and amortization	9,162	30,724	11,258	31,002
General and administrative	5,626	14,363	6,516	8,975

Total operating expenses	$20,861	$74,939	$29,275	$62,314

Operating income (loss)	$(4,780)	$497	$48	$16,526
Other income (expenses):
Interest income	303	123	57	128
Interest expense	(65)	(1,431)	(610)	(1,383)
Loss on sale of securities	(1,465)	—	—	—

Total other expense	$(1,227)	$(1,308)	$(553)	$(1,255)

Income (loss) before income taxes	$(6,007)	$(811)	$(505)	$15,271
Benefit from (Provision for) income taxes	2,164	320	199	(5,666)

Income (loss) from continuing operations	$(3,843)	$(491)	$(306)	$9,605
Income from discontinued operations (net of taxes)	27	—	—	—

Net income (loss)	$(3,816)	$(491)	$(306)	$9,605

Earnings (loss) per common share:
Basic	$(3.39)	$(3.29)	$(1.54)	$0.00
Weighted average number of common shares outstanding	2,435	4,003	3,565	6,580
Diluted	$(3.39)	$(3.29)	$(1.54)	$0.00
Weighted average number of common shares outstanding	2,435	4,003	3,565	9,857

	Period from
	January 7, 2002
	(inception)		Six Months Ended
	through	Year Ended	June 30,
	December 31,	December 31,
	2002(4)	2003(4)	2003	2004

	(in thousands, except per share data)
Selected Cash Flow and Other Financial Data:
Net income (loss)	$(3,816)	$(491)	$(306)	$9,605
Depreciation, depletion and amortization	9,162	30,724	11,258	31,002
Other non-cash items	1,092	7,954	2,726	7,121

	$6,438	$38,187	$13,678	$47,728
Change in current assets and liabilities	(967)	(659)	780	(2,069)

Net cash provided by operating activities	$5,471	$37,528	$14,458	$45,659

Capital expenditures(2)	$166,893	$186,327	$93,143	$83,170	(3)

(1)	Revenues are net of effects of hedging transactions.

(2)	Excludes future reclamation liability accruals of $1.0 million in 2002 and $2.9 million in 2003 and includes exploration cost expensed under successful efforts accounting of $1.6 million in 2002 and $6.1 million in 2003 and furniture and fixtures costs of $1.1 million in 2002 and $1.3 million in 2003. Also excludes future reclamation liability accruals of $0.6 million in the six months ended June 30, 2003 and $1.3 million in the six months ended June 30, 2004, and includes exploration cost expensed under successful efforts accounting of $2.8 million in the six months ended June 30, 2003 and $3.1 million in the six months ended June 30, 2004, and furniture and fixtures costs of $0.8 million in the six months ended June 30, 2003 and $0.9 million in the six months ended June 30, 2004.

(3)	Excludes $7.7 million in divestitures during six months ended June 30, 2004.

(4)	Earnings (loss) per common share data have been restated for the period from January 7, 2002 through December 31, 2002, the year ended December 31, 2003 (see note 17 of the consolidated financial statements).

	As of December 31,		As of
			June 30,
	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,713	$16,034	$24,825
Other current assets	7,246	19,613	29,066
Oil and natural gas properties, net of accumulated depreciation, depletion and amortization	156,372	307,920	350,744
Other property and equipment, net of depreciation	896	1,539	1,945
Other assets	2,465	2,663	2,472

Total assets	$172,692	$347,769	$409,052

Current liabilities	$10,873	$46,156	$52,064
Long-term debt	35,000	57,000	65,000
Other long-term liabilities	3,017	6,287	11,378
Stockholders’ equity	123,802	238,326	280,610

Total liabilities and stockholders’ equity	$172,692	$347,769	$409,052

Selected Financial and Operating Information for Wind River Acquisition Properties

       The selected financial data for the Wind River Acquisition Properties for the years ended December 31, 1999, 2000 and 2001 were derived from the audited and unaudited financial statements concerning the Wind River Acquisition Properties included in this prospectus and information provided by the seller. We requested that the seller provide us with all available information concerning these properties. Because these properties were a small portion of the seller’s total assets, the seller did not have more detailed financial information regarding these properties. For additional information concerning our financial data, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

				Period from
				January 1, 2002
				through
	1999	2000	2001	March 28, 2002

	(in thousands)
Statement of Operations Data:
Operating revenues	$45,768	$73,083	$55,380	$4,605
Direct operating expenses:
Lease operating expense	1,313	2,132	2,672	551
Gathering and transportation expense	36	72	33	7
Production tax expense	5,413	8,871	6,875	644

Total direct operating expenses	$6,762	$11,075	$9,580	$1,202

Revenues in excess of direct operating expenses	$39,006	$62,008	$45,800	$3,403

Summary Production Data:
Production Data:
Natural gas (MMcf)	19,858	20,679	12,588	2,166
Oil (MBbls)	56	66	40	5
Combined (MMcfe)	20,194	21,075	12,828	2,196
Average Prices:
Natural gas (per Mcf)	$2.24	$3.48	$4.32	$2.08
Oil (per Bbl)	19.04	27.76	24.10	18.40
Combined (per Mcfe)	2.27	3.47	4.32	2.10
Selected Cash Flow Data:
Operating Activities:
Revenues in excess of direct operating expenses	$39,006	$62,008	$45,800	$3,403
Change in current assets and liabilities
Accounts receivable	(1,429)	(3,187)	5,955	538
Accounts payable	(9)	106	(35)	(88)
Production taxes payable	1,367	2,034	(1,469)	388
Investing Activities:
Additions to oil and gas properties	$(43,783)	$(31,391)	$(7,925)	$(718)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

       The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for natural gas and oil, economic and competitive conditions, regulatory changes, estimates of proved reserves, potential failure to achieve production from development projects, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

       We are an independent oil and natural gas exploration and production company operating in the Rocky Mountain region. We intend to increase stockholder value by profitably growing reserves and production, primarily through drilling operations. We seek high quality exploration and development projects with potential for providing long-term drilling inventories that generate high returns. Substantially all of our revenues are generated through the sale of natural gas and oil production under either short-term contracts or spot gas purchase contracts at market prices. Approximately 91% of our June 2004 production was natural gas.

       Our company was formed in January 2002. We began active natural gas and oil operations in March 2002 following the acquisition of properties in the Wind River Basin. We acquired these properties from a subsidiary of the Williams Companies, which acquired these properties in connection with the Williams Companies’ acquisition of Barrett Resources Corporation in August 2001. From early 2002 through mid 2004, we substantially increased our activity level and the number of properties that we operate. Our operating results reflect this growth. Also in 2002, we completed two additional acquisitions of properties in the Uinta, Wind River, Powder River and Williston Basins, and in early 2003, we completed an acquisition of largely undeveloped coalbed methane properties located in the Powder River Basin. A summary of our property acquisitions is as follows:

Primary Locations of Acquired Properties	Date Acquired	Purchase Price

		(in millions)
Wind River Basin	March 2002	$74
Uinta Basin	April 2002	8
Wind River, Powder River and Williston Basins	December 2002	62
Powder River Basin	March 2003	35

Because of our rapid growth through acquisitions and development of our properties, our historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of future results.

       Our acquisitions were financed with a combination of funding from our private equity stock investments, our bank line of credit and cash flow from operations. The March 2002 purchase of properties in the Wind River Basin included core properties in the Cave Gulch and Wallace Creek fields. The April 2002 acquisition in the Uinta Basin included the Nine Mile field. The December 2002 acquisition included the Cooper Reservoir field, properties in the Powder River Basin and oil properties in the Williston Basin, along with other properties that were not deemed core to our business operations (approximately 20% of the acquisition), which were sold in 2003. Our 2003 and expected 2004 activities include development drilling and exploration in each of these areas. Since our last major acquisition in March 2003, our activities have been focused on evaluating and developing our asset base and increasing our acreage positions.

       As of December 31, 2003, we had 204 Bcfe of estimated proved reserves with a PV-10 of $520.8 million and a Standardized Measure of $404.8 million, while at December 31, 2002, we had 119 Bcfe of estimated proved reserves with a PV-10 of $178.6 million and a Standardized Measure of $153.5 million, excluding properties held for sale.

       From our inception on January 7, 2002 through December 31, 2003, we invested $191.3 million in acquiring producing oil and gas properties together with an extensive leasehold acreage position of 666,571 net acres. These acquisitions and subsequent development resulted in estimated proved reserves of 204.2 Bcfe of as December 31, 2003. After factoring in production of 24.8 Bcfe and our capital investment of $147.5 million in the properties for exploration and development activities during the period from January 7, 2002 through December 31, 2003, our finding and development costs since inception were $1.48 per Mcfe, excluding the effect of estimated asset retirement costs. After factoring in estimated future development costs, our finding and development costs were $1.97 per Mcfe. As a recently formed company, we established our asset position through the acquisitions of properties, many of which are in the early stages of development. Our finding and development costs over the relatively short period of our existence have been high relative to other operators with more established positions in the Rockies. We anticipate that, as we conduct further development, we will be able to leverage existing infrastructure and achieve economies from improved production recovery experience and infill drilling development. We anticipate that, in the long term, our future finding and development costs will be more competitive with the industry broadly and with Rockies operators, in particular.

       The average sales prices received for natural gas in all our core areas rose sharply in 2003 and in the first six months of 2004 compared to 2002 and the first six months of 2003. Before the effect of hedging contracts, the average price we received for natural gas in 2003 was $4.51 per Mcf compared to $2.39 per Mcf in 2002. Before the effects of hedging contracts, the average price we received for oil was $28.85 per Bbl in 2003 compared to $27.99 per Bbl in 2002. Before the effect of hedging contracts, the average price we received for natural gas in the first six months of 2004 was $5.21 per Mcf compared to $4.38 per Mcf in the first six months of 2003. The average price we received for oil in the first six months of 2004 was $34.53 per Bbl compared to $29.27 per Bbl in the first six months of 2003.

       Higher oil and natural gas prices have led to higher demand for drilling rigs, operating personnel and field supplies and services, and have caused increases in the costs of those goods and services. To date, the higher sales prices have more than offset the higher field costs. Given the inherent volatility of oil and natural gas prices that are influenced by many factors beyond our control, we plan our activities and budget based on conservative sales price assumptions, which generally are lower than the average sales prices received in 2003 and the first half of 2004. We focus our efforts on increasing natural gas reserves and production while controlling costs at a level that is appropriate for long-term operations. Our future earnings and cash flows are dependent on our ability to manage our overall cost structure to a level that allows for profitable production.

       Like all oil and gas exploration and production companies, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and gas production from a given well naturally decreases. Thus, an oil and gas exploration and production company depletes part of its asset base with each unit of oil or natural gas it produces. We attempt to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than we produce. Our future growth will depend on our ability to continue to add reserves in excess of production. We will maintain our focus on costs to add reserves through drilling and acquisitions as well as the costs necessary to produce such reserves. Our ability to add reserves through drilling is dependent on our capital resources and can be limited by many factors, including our ability to timely obtain drilling permits and regulatory approvals. The permitting and approval process has been more difficult in recent years than in the past due to increased activism from environmental and other groups and has extended the time it takes us to receive permits. Because of our relatively small size and concentrated property base, we can be disproportionately disadvantaged by delays in obtaining or failing to obtain drilling approvals compared to companies with larger or more dispersed property bases. As a result, we are less able to shift drilling activities to areas where permitting may be easier and we have fewer properties over which to spread the costs related to complying with these regulations and the costs or foregone opportunities resulting from delays.

       In March 2002, we made our first and most significant acquisition to date. We paid $74 million for natural gas and oil properties located in the Wind River Basin in Wyoming, which are referred to in this prospectus as the Wind River Acquisition Properties. The acquisition consisted of 45 gross (43 net) wells, and 41,681 undeveloped net acres. We estimated that the proved reserves associated with this acquisition totaled approximately 58.3 Bcfe at the time of the acquisition. Statements of revenues and direct operating expenses for the Wind River Acquisition Properties for the year ended December 31, 2001 and the three months ended March 28, 2002 have been provided beginning at page F-33 because these properties may be considered to be the predecessor to our operations. We believe that this financial information provides adequate and appropriate disclosure concerning the operations of these properties and their relative importance to our current operations as a whole. We requested that the seller provide us with all available information concerning these properties. Because these properties were a small portion of the seller’s total assets, the seller did not maintain detailed information on a property by property basis. As a result, we were unable to obtain the data necessary to prepare full predecessor financial statements consisting of a balance sheet, statement of operations, and statement of cash flows with respect to the Wind River Acquisition Properties. In addition to the financial information for the Wind River Acquisition Properties, a statement of revenues and direct operating expenses for the Wind River, Powder River and Williston Basin Acquisition Properties for the eleven and one-half months ended December 15, 2002 has been provided beginning at page F-38 because of the significance of these properties to our operations at the time of their acquisition. Both acquisitions have been accounted for as asset purchases with operations included in our financial statements from the date of acquisition.

Results of Operations

       The following table sets forth selected operating data for the periods indicated.

	Period from
	January 7,
	2002				Six Months
	(inception)		Increase		Ended		Increase
	through	Year Ended	(Decrease)		June 30,		(Decrease)
	December 31,	December 31,
	2002 (1)	2003	Amount	Percent	2003	2004	Amount	Percent

	(in thousands)
Operating Results:
Revenues
Oil and gas production	$16,007	$75,252	$59,245	370%	$29,270	$76,442	$47,172	161%
Other income	74	184	110	149	53	2,398	2,345	4,425
Operating Expenses
Lease operating expense	2,231	8,462	6,231	279	3,158	7,187	4,029	128
Gathering and transportation expense	229	3,646	3,417	1,492	1,595	2,491	896	56
Production tax expense	2,021	9,815	7,794	386	3,983	9,565	5,582	140
Exploration expense	1,592	6,134	4,542	285	2,765	3,094	329	12
Impairment expense	—	1,795	1,795	n/a	—	—	—	n/a
Depreciation, depletion and amortization	9,162	30,724	21,562	235	11,258	31,002	19,744	175
General and administrative	5,626	14,363	8,737	155	6,516	8,975	2,459	38

Total operating expenses	$20,861	$74,939	$54,078	259	$29,275	$62,314	$33,039	113

Production Data:
Natural gas (MMcf)	6,370	16,315	9,945	156	6,540	14,060	7,520	115
Oil (MBbls)	27	328	301	1,115	130	228	98	75
Combined volumes (MMcfe)	6,532	18,283	11,751	180	7,323	15,428	8,105	111
Daily combined volumes (MMcfe/d)	23.5	50.1	26.6	113	40.5	84.8	44.3	109
Average Prices (2):
Natural gas (per Mcf)	$2.39	$4.03	$1.64	69	$3.89	$4.88	$0.99	25
Oil (per Bbl)	27.99	28.85	0.86	3	29.27	34.53	5.26	18
Combined (per Mcfe)	2.45	4.12	1.67	68	4.00	4.95	0.95	24
Average Costs (per Mcfe):
Lease operating expense	$0.34	$0.46	$0.12	35	$0.43	$0.47	$0.04	9
Gathering and transportation expense	0.04	0.20	0.16	400	0.22	0.16	(0.06)	(27)
Production tax expense	0.31	0.54	0.23	74	0.54	0.62	0.08	15
Depreciation, depletion and amortization	1.40	1.68	0.28	20	1.54	2.01	0.47	31
General and administrative	0.86	0.79	(0.07)	(8)	0.89	0.58	(0.31)	(35)

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

(2)	Average prices shown in the table are net of the effects of hedging transactions. As a result of hedging transactions, natural gas and oil production revenues were reduced by $7.7 million in the year ended December 31, 2003, $4.8 million in the six months ended June 30, 2004 and $3.1 million in the six months ended June 30, 2003. Before the effect of hedging contracts, the average price we received for natural gas in 2003 was $4.51 per Mcf compared with $2.39 per Mcf in 2002 and $5.21 per Mcf in the six months ended June 30, 2004 and $4.38 per Mcf in the six months ended June 30, 2003.

Six months Ended June 30, 2004 Compared to the Six months Ended June 30, 2003

       The financial information with respect to the six months ended June 30, 2003 and 2004 that is discussed below is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for such periods. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

       Production Revenues. Production revenues increased from $29.3 million in the six months ended June 30, 2003 to $76.4 million in the six months ended June 30, 2004 due to both an increase in production and increases in natural gas and oil prices. Price increases added approximately $7.0 million of production revenues and production increases from the development of existing properties added approximately $40.1 million of production revenues. Significant decreases in product prices would significantly reduce our revenues from existing properties. See “— Quantitative and Qualitative Disclosure about Market Risk”. Other revenues totaled $2.4 million in the first six months of 2004, which included gains on disposals of oil and gas properties.

       Total production volumes for the six months ended June 30, 2004 increased 111% from total production in the six months ended June 30, 2003, with increases in all producing basins. Additional information concerning production is in the following table.

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2003(1)		2004

	Oil	Natural Gas	Oil	Natural Gas

	(MBbls)	(MMcf)	(MBbls)	(MMcf)
Wind River Basin	21	5,125	57	9,203
Uinta Basin	0	393	4	2,606
Powder River Basin	0	882	0	2,153
Williston Basin	97	93	153	88
Other	12	47	14	10

Total	130	6,540	228	14,060

(1)	Excludes volumes produced related to properties held for sale.

       The production increase in the Wind River Basin is due to development in our Cave Gulch and Cooper Reservoir fields that occurred throughout 2003 and the first six months of 2004. The production increase in the Uinta Basin is due to development activities in both the Nine Mile and Hill Creek fields. The production increase in the Powder River Basin reflects the acquisition made in March 2003 along with an active development program that occurred principally during the last six months of 2003. The production increase in the Williston Basin is principally due to continued development activities on the properties that were acquired in December 2002.

       Hedging Activities. During the first six months of 2004, we hedged approximately 39% of our natural gas volumes and no oil volumes, incurring a reduction in revenues of $4.8 million. During the first six months of 2003, we hedged approximately 62% of our natural gas volumes, incurring a reduction in revenues of $3.2 million, and 37% of our oil volumes, resulting in an immaterial increase to revenues.

       Lease Operating Expense and Gathering and Transportation Expense. Our lease operating expense increased from $0.43 per Mcfe in the first half of 2003 to $0.47 per Mcfe in the first half of 2004, while our gathering and transportation expense decreased from $0.22 per Mcfe in the first half of 2003 to $0.16 per Mcfe in the first half of 2004. On a per Mcfe basis, the increase in lease operating expenses was primarily due to an increase in water disposal costs and the number of field employees for the increased activity causing higher field compensation expenses. The decrease in gathering and transportation expense was a result of using company owned gathering lines to transport gas in the Wallace Creek field in the first half of 2004 instead of outside party facilities that were used in the first half of 2003.

       Production Tax Expense. Production taxes as a percentage of natural gas and oil sales before hedging adjustments were 12.3% in the six months ended June 30, 2003 and 11.8% in the six months ended June 30, 2004. Production taxes are primarily based on the wellhead values of production and vary across the different areas that we operate. Total production taxes increased from $4.0 million in the six months ended June 30, 2003 to $9.6 million in the six months ended June 30, 2004 as a result of higher production revenues, primarily due to higher prices and volumes produced in the six months ended June 30, 2004 compared to the six months ended June 30, 2003.

       Exploration Expense. Exploration costs increased from $2.8 million in the first half of 2003 to $3.1 million in the first half of 2004. The costs for the first half of 2003 include $1.8 million for seismic programs in the Wind River Basin and $1.0 million for delay rentals, exploratory dry hole and other costs. The costs for the six months ended June 30, 2004 include $2.3 million for seismic programs primarily in the Tri-State and Talon project areas and $0.8 million for delay rentals and other costs.

       Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense was $31.0 million in the six months ended June 30, 2004 compared to $11.3 million in the six months ended June 30, 2003. $12.5 million of the increase was due to the 111% increase in production and $7.2 million was due to an increased depletion rate for the first half 2004 production. During the six months ended June 30, 2003, the weighted average depletion rate was $1.54 per Mcfe. In the six months ended June 30, 2004, the weighted average depletion rate was $2.01 per Mcfe. Under successful efforts accounting, depletion expense is separately computed for each producing area. The capital expenditures for proved properties for each area compared to the proved reserves corresponding to each producing area determine a depletion rate for current production. During the six months ended June 30, 2004, the relationship of capital expenditures, proved reserves and production from certain producing areas yielded a higher depletion rate than during the six months ended June 30, 2003. Future depletion rates will be adjusted to reflect future capital expenditures and proved reserve changes in specific areas.

       General and Administrative Expense. General and administrative expense increased $2.5 million from $6.5 million in the six months ended June 30, 2003 to $9.0 million in the six months ended June 30, 2004. This increase was primarily due to increased personnel required for our capital program and production levels. As of June 30, 2004, we had 117 full time employees compared to 77 as of June 30, 2003. General and administrative expense includes non-cash charges for stock based compensation, including $0.1 million in the first half of 2003 and $0.4 million in the first half of 2004. The increase in charges for non-cash compensation was due to stock based compensation charges related to the vesting of common stock as a result of the capital investments made by our Series B stockholders in January and May 2004. On a per unit produced basis, general and administrative expense decreased from $0.89 per Mcfe in the first half of 2003 to $0.58 per Mcfe in the first half of 2004 as production increased at a greater rate than our general and administrative expenses. At our stage of exploration and capital expenditure activity compared to our production level, a significant determinant of our general and administrative expense are the personnel and related costs to prudently manage our capital expenditure program. As our capital expenditure program increases our production levels, we expect that general and administrative expense per unit of production will decrease.

       Interest Expense. Interest expense increased $0.8 million to $1.4 million in the six months ended June 30, 2004 compared to the six months ended June 30, 2003. The increase was due to higher debt levels in the six months ended June 30, 2004 to fund acquisitions and development activities. We initially borrowed $35 million in December 2002 to partially finance an acquisition of properties and had outstanding borrowings of $47 million as of June 30, 2003. During 2003 and the first half of 2004, we used a combination of debt, equity and cash flow from operations to fund our activities, and had an outstanding balance on our bank line of credit of $57 million at December 31, 2003 and $65 million at June 30, 2004. The weighted average level of debt outstanding during the first half of 2003 was $34.1 million and during the first half of 2004 was $62.8 million.

       Income Tax Expense. Our effective tax rate was 39% in the six months ended June 30, 2003 and 37% in the six months ended June 30, 2004. Our effective tax rate should approximate 37% to

39% depending upon extent of tax credits and the mix of state tax rates. All of our income tax benefit and provisions are deferred. Due to our start-up operations and the tax deductions being created by our drilling activities, we expect that we will not incur cash tax liabilities for at least the next year.

       Net Income (Loss). We generated net income of $9.6 million in the six months ended June 30, 2004 compared to a net loss of $0.3 million in the six months ended June 30, 2003. The primary reasons for the improved results were the increase in production volumes and product prices, net of operating costs, partially offset by the increased production taxes, depreciation, depletion and amortization, exploration and general and administrative expenses.

Year Ended December 31, 2003 Compared to the Period from January 7, 2002 (inception) through December 31, 2002

       Production Revenues. Production revenues increased from $16.0 million in 2002 to $75.3 million in 2003 due to both an increase in production and increases in natural gas and oil prices. Price increases added approximately $10.5 million of production revenues, production from properties acquired in 2003 added approximately $6.7 million of revenues and production increases from the development of existing properties added approximately $42.1 million of production revenues, net of natural production declines. Significant decreases in product prices would significantly reduce our revenues from existing properties. See “— Quantitative and Qualitative Disclosure about Market Risk”.

       Production volumes in 2003 increased 180% from 2002 levels with increases in all producing basins. Additional information concerning production is in the following table.

	Period from
	January 7, 2002
	(inception)
	through		Year Ended
	December 31,		December 31,
	2002 (1)(2)		2003 (1)

	Oil	Natural Gas	Oil	Natural Gas

	(MBbls)	(MMcf)	(MBbls)	(MMcf)
Wind River Basin	22	6,090	71	12,512
Uinta Basin	—	258	2	1,355
Powder River Basin	—	14	—	2,114
Williston Basin	5	6	216	197
Other	—	2	39	137

Total	27	6,370	328	16,315

(1)	Excludes volumes produced related to properties held for sale.

(2)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

The production increase in the Wind River Basin is due to development in our Cave Gulch field that occurred throughout 2002 and 2003, the acquisition of the Cooper Reservoir field in December 2002 and the subsequent 2003 development of properties included in the Cooper Reservoir acquisition. The production increase in the Uinta Basin is due to development activities in both the Nine Mile and Hill Creek fields. The production increase in the Powder River Basin reflects the two acquisitions made in December 2002 and March 2003 along with an active development program that occurred principally during the last six months of 2003. The production increase in the Williston is principally due to a full year of production from the properties that were acquired in December 2002.

       Hedging Activities. During 2003, we hedged 48% of our natural gas volumes, incurring a reduction from realized prices of $7.7 million, and 37% of our oil volumes resulting in an immaterial addition to realized prices. During 2002, we did not hedge any of our natural gas or oil volumes.

       Lease Operating Expense and Gathering and Transportation Expense. Our lease operating expense increased from $0.34 per Mcfe in 2002 to $0.46 per Mcfe in 2003, while our gathering and transportation expense increased from an insignificant amount in 2002 to $0.20 per Mcfe in 2003. The increase is due to a higher proportion of our production being in areas with higher operating costs. In 2002, substantially all of our production was in the Wind River Basin. During 2003, we increased our production in the Uinta, Powder River and Williston Basins, all of which are higher operating and gathering cost areas than the areas we were producing from during most of 2002.

       Production Tax Expense. Production taxes as a percentage of natural gas and oil sales before hedging adjustments were 12.6% in 2002 and 13.0% in 2003. Production taxes are primarily based on the wellhead values of production and vary across the different areas that we operate. Production taxes increased as a result of higher production revenues, primarily due to higher prices in 2003.

       Exploration Expense. Exploration costs increased $4.5 million to $6.1 million in 2003. The 2002 costs are primarily geologic and geophysical related seismic programs in the Wind River and Uinta Basins. The 2003 costs include $3.1 million for seismic programs in the Wind River and the Uinta Basins and in the Tri-State project area in the DJ Basin. The 2003 exploration costs also include $1.9 million for environmental assessment work and monitoring wells related to the coalbed methane project on the Crow Indian reservation in southern Montana that was terminated in March 2004. Delay rentals and other miscellaneous exploration expenses were $1.1 million in 2003.

       Impairment Expense. During 2003, we recorded a $1.8 million impairment for undeveloped leases in southern Montana to reduce the book value to estimated market value.

       Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense was $30.7 million in 2003 compared to $9.2 million in 2002. $16.3 million of the increase is due to the 180% increase in production and $5.1 million is due to an increased depletion rate for the 2003 production. During 2002, the weighted average depletion rate was $1.40 per Mcfe. In 2003, the weighted average depletion rate was $1.68 per Mcfe. Under successful efforts accounting, depletion expense is separately computed for each producing area. The capital expenditures for proved properties for each area compared to the proved reserves corresponding to each producing area determine a depletion rate for current production. During 2003, the relationship of capital expenditures, proved reserves and production from certain producing areas yielded a higher depletion rate than 2002. Future depletion rates will be adjusted to reflect future capital expenditures and proved reserve changes to be applied to production from specific areas.

       General and Administrative Expense. General and administrative expense increased $8.8 million from $5.6 million in 2002 to $14.4 million in 2003. This increase was primarily due to increased personnel required for our capital program and production levels. At our stage of activity compared to our production level, a significant determinant of our general and administrative expense are the personnel and related costs to prudently manage our capital expenditure program. As our capital expenditure program increases our production levels, we expect that general and administrative expense per unit of production will decrease.

       Interest Expense. Interest expense increased $1.3 million to $1.4 million in 2003. The increase was due to higher debt levels in 2003 to fund acquisitions and development activities. We initially borrowed $35 million in December 2002 to partially finance an acquisition of properties. During 2003, we used a combination of debt, equity and cash flow from operations to fund our activities, and ended the year with an outstanding balance on our bank line of credit of $57 million. The weighted average level of debt outstanding during 2003 was $38.9 million.

       Other Expense. Other expense of $1.5 million in 2002 is due to a loss on the sale of marketable securities. These securities were received in payment of a portion of the purchase of Series A preferred stock in March 2002. All these securities were sold in 2002.

       Income Tax Expense. Our effective tax rate was 36% in 2002 and 39% in 2003. All of our income tax benefit is deferred. Due to our start-up operations and the tax deductions being created by our drilling activities, we expect that we will not incur cash tax liabilities for the next several years.

       Income from Discontinued Operations. In 2002, we generated $27,000 of income from discontinued operations from properties acquired in December 2002. These properties were sold in 2003 at amounts that approximated the assigned value of the properties.

       Net Loss. Our net loss decreased from $3.8 million in 2002 to $0.5 million in 2003. The primary reasons for the improved results were the increase in production volumes and product prices, net of operating costs, offset by the increased depreciation, depletion and amortization, exploration and impairment expenses.

Period From January 7, 2002 (Inception) through December 31, 2002 Compared to the Year Ended December 31, 2001.

      Operating data in 2002 relates primarily to the Wind River Acquisition Properties we acquired in March 2002. For comparison purposes, information concerning production, revenues, and operating expenses for Bill Barrett Corporation for the period of January 7, 2002 (inception) through December 31, 2002 is combined with comparable information concerning the operation of the Wind River Acquisition Properties during the period from January 1, 2002 through March 28, 2002 (prior to our acquisition). This is then compared to the corresponding amounts for these properties in 2001.

		2002
	2001	Combined

	(in thousands)
Selected Financial Data:
Production revenues	$55,380	$20,612
Lease operating expense	2,672	2,782
Gathering and transportation expense	33	236
Production and ad valorem taxes	6,875	2,665
Production:
Natural gas (MMcf)	12,588	8,536
Oil (MBbls)	40	32
Combined volumes (MMcfe)	12,828	8,728
Average prices:
Natural gas (per Mcf)	$4.32	$2.32
Oil (per Bbl)	24.10	27.99
Combined (Mcfe)	4.32	2.36
Average costs (per Mcfe):
Lease operating expense	$0.21	$0.32
Gathering and transportation expense	0.01	0.03
Production tax expense	0.54	0.31

      Production quantities decreased 27% from 2001 to 2002, primarily due to the lack of development to offset natural production declines. We began to develop the Wind River Acquisition Properties in late 2002. The effect of those development activities was not fully realized until 2003.

      During 2001 gas production from the Wind River Acquisition Properties was sold for an average price of $4.32 per Mcf. Throughout 2001 and into early 2002, the index price for Rocky Mountain gas production decreased significantly, which caused the average gas price for our production in 2002 to be 46% less than the price realized in 2001. Oil production was not significant to our 2002 revenues.

      Our total lease operating expenses in 2002 were relatively unchanged from 2001 due to the fixed nature of our cost structure for these properties. On a per unit basis, lease operating expenses increased in 2002 due to production declines because the results from the 2002 investments in development activities were not apparent until 2003 production occurred.

      Production and ad valorem taxes were 12.9% of revenues in 2002, which is comparable to 12.4% of revenues in 2001. On both a total and per Mcfe basis, production taxes decreased due to the reduced realized price of natural gas and lower production.

Capital Resources and Liquidity

       Our primary sources of liquidity since our formation in January 2002 have been from sales and other issuances of securities, net cash provided by operating activities and a bank line of credit. Our primary use of capital has been for the acquisition, development, and exploration of oil and natural gas properties. As we pursue growth, we continually monitor the capital resources available to us to meet our future financial obligations, planned capital expenditure activities and liquidity. Our future success in growing proved reserves and production will be highly dependent on capital resources available to us and our success in finding or acquiring additional reserves. If we were to make significant additional acquisitions for cash, we may need to obtain additional equity or debt financing.

Cash Flow from Operating Activities

       Net cash provided by operating activities was $37.5 million in 2003, compared to $5.5 million in 2002. Net cash provided by operating activities was $45.7 in the six months ended June 30, 2004, compared to $14.5 million in the six months ended June 30, 2003. The increase in net cash provided by operating activities in each of 2003 and the six months ended June 30, 2004 was primarily due to increased production revenues, partially offset by increased expenses, as discussed above in “— Results of Operations”.

       Our operating cash flow is sensitive to many variables, the most significant of which is the volatility of prices for the natural gas and oil produced. Prices for these commodities are determined primarily by prevailing market conditions. Regional and worldwide economic activity, weather and other substantially variable factors influence market conditions for these products. These factors are beyond our control and are difficult to predict.

       To mitigate some of the potential negative impact on cash flow caused by changes in natural gas and oil prices, we have entered into commodity swap contracts to receive fixed prices for a portion of our natural gas and oil production. At December 31, 2003, we had in place natural gas swap contracts covering portions of our 2004 natural gas production. Subsequent to December 31, 2003, we entered into additional swaps covering portions of our 2005 natural gas and oil production. The swaps, which are for the period January through December 2004 and the period January through December 2005, cover contracted volumes of 30,000 MMBtu per day of natural gas with a weighted average fixed price of $4.07 per MMBtu for 2004 and contracted volumes of 20,000 MMBtu per day of natural gas with a weighted average fixed price of $5.16 per MMBtu of natural gas and contracted volumes of 400 Bbls per day of oil with a weighted average fixed price of $34.78 per Bbl for 2005. The natural gas index prices are based on Rocky Mountain delivery points. Our company’s natural gas and oil derivative financial instruments have been designated as cash flow hedges in accordance with SFAS No. 133 and are included in both current and non current liabilities in our Consolidated Balance Sheets. The table below provides the volumes associated with these various arrangements as of August 31, 2004.

	Average
	Volume	Quantity	Fixed	Index	Contract
Product	Per Month	Type	Price	Price (1)	Period

Natural gas	152,500	MMBtu	$3.67	NORRM	1/1/2004-12/31/2004
Natural gas	152,500	MMBtu	3.90	NORRM	1/1/2004-12/31/2004
Natural gas	152,500	MMBtu	4.00	NORRM	1/1/2004-12/31/2004
Natural gas	152,500	MMBtu	4.34	CIGRM	1/1/2004-12/31/2004
Natural gas	152,500	MMBtu	4.25	CIGRM	1/1/2004-12/31/2004
Natural gas	152,500	MMBtu	4.25	CIGRM	1/1/2004-12/31/2004
Natural gas	304,167	MMBtu	5.05	NORRM	1/1/2005-12/31/2005
Natural gas	304,167	MMBtu	5.27	NORRM	1/1/2005-12/31/2005
Oil	3,042	BBls	32.96	WTI	1/1/2005-12/31/2005
Oil	3,042	BBls	34.05	WTI	1/1/2005-12/31/2005
Oil	3,042	BBls	36.12	WTI	1/1/2005-12/31/2005
Oil	3,042	BBls	36.00	WTI	1/1/2005-12/31/2005

(1)	NORRM refers to Northwest Pipeline Corp. Rocky Mountains price and CIGRM refers to Colorado Interstate Gas Co. Rocky Mountains price as quoted in Platt’s for Inside FERC on the first business day of each month. WTI refers to the West Texas Intermediate price as quoted on the New York Mercantile Exchange. See “— Quantitative and Qualitative Disclosure about Market Risk”.

       By removing the price volatility from a portion of our natural gas and oil production for 2004 and 2005, we have mitigated, but not eliminated, the potential effects of changing prices on our operating cash flow for those periods. It is our policy to enter into derivative contracts only with counterparties that are creditworthy major financial institutions deemed by management as competent and competitive market makers.

Capital Expenditures

       Our capital expenditures were $75.5 million in the six months ended June 30, 2004 (net of $7.7 million of divestitures) and $186.3 million in 2003. The total for the six months ended June 30, 2004 includes $10.6 million for the acquisition of properties, $68.6 million for drilling, development, exploration and exploitation (including related gathering and facilities) of natural gas and oil properties, $3.1 million related to geologic and geophysical costs, which are expensed under successful efforts accounting as exploration costs, and $0.9 million for furniture, fixtures and equipment. During the six months ended June 30, 2004, we participated in the drilling of 97 gross wells and, during the year ended December 31, 2003, we participated in the drilling of 180 gross wells. The total for 2003 includes $44.4 million for the acquisition of properties, including

$35.1 million for Powder River Basin properties acquired in March 2003, $140.6 million for drilling, development and exploration of natural gas and oil properties and $1.3 million for furniture, fixtures and equipment. In 2002, our capital expenditures were $166.9 million, including $74 million for the March 2002 acquisition of properties in the Wind River Basin, $8.1 million for the April 2002 acquisition of properties in the Uinta Basin, and $61.5 million for the December 2002 acquisition of properties in the Wind River, Powder River and Williston Basins, including $12.1 million assigned to properties subsequently sold, and $25.4 million for the drilling, development and exploration of natural gas and oil properties.

       Our capital expenditure budget is approximately $232 million for the year 2004, including the $75.5 million spent in the first half of the year. Significant acquisitions, such as for the pending western Colorado properties, are excluded from the capital budget. This 2004 capital budget, which consists of capital for exploration and development projects as well as infrastructure projects, represents the largest planned use of cash available from operating activities and borrowings from our credit facility. The amount and timing of these capital expenditures is largely discretionary and within our control. If oil and natural gas prices decline to levels below our acceptable levels, we could choose to defer a portion of these planned 2004 capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity by prioritizing capital projects to first focus on those that we believe will have the highest expected financial returns and ability to generate near term cash flow. We routinely monitor and adjust our capital expenditures in response to changes in prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and crews. Based upon current oil and natural gas price expectations for 2004, we anticipate that the proceeds of this offering, our operating cash flow and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for the year. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

Financing Activities

      Sales and Issuances of Securities. During 2002 we raised $126.5 million, net of costs, from the sale of equity securities, during 2003 we raised $117.7 million, net of costs, from the sale of equity securities, and during the first six months of 2004 we raised $33.8 million, net of costs, from the sale of equity securities. A summary of these transactions is as follows:

       In 2002, we

•	issued 8,386,648 shares of our common stock to our initial officers and employees for $370,000 in January to fund our formation;

•	received $27.5 million from the sale of our Series A preferred stock and a mandatorily convertible note that converts into Series A preferred stock to members of management and other private investors in March;

•	entered into a stock purchase agreement with institutional investors for the purchase of up to $255 million of Series B preferred stock for $5.00 per share pursuant to capital calls from time to time. During 2002, these investors purchased 21.1 million shares of Series B preferred stock for a total of $105.5 million; and

•	issued 119,904 shares of Series A preferred stock in July for $500,000 of value as a portion of the consideration for our obligation under an exploration agreement. These shares subsequently were returned to us when the exploration agreement was terminated in March 2004.

       In 2003, we

•	issued 23.3 million shares of Series B preferred stock to the institutional investors for a total of $116.5 million pursuant to capital calls under the Series B preferred stock purchase agreement;

•	issued 495,100 shares of Series B preferred stock to certain of our employees for $2.5 million; and

•	issued 250,600 shares of Series B preferred stock at the rate of $5.00 per share as partial payment of the total purchase price for oil and natural gas properties.

       From January 1, 2004 through June 30, 2004, we

•	issued 59,800 shares of Series B preferred stock as consideration for natural gas and oil properties valued at an estimated $322,000;

•	issued 6,600,000 shares of Series B preferred stock to the institutional investors for $33 million under the stock purchase agreement. As a result of these sales, the institutional investors have no further obligation to purchase Series B preferred stock; and

•	issued 145,918 shares of Series B preferred stock to certain of our employees for $729,590.

       The Series B preferred stock accretes a dividend at 7% per annum, compounded quarterly, which would increase to 14% after March 28, 2009. As of June 30, 2004, the accreted dividend was $26.5 million based on 51,951,418 shares of Series B preferred stock that had been issued for a total of $259.8 million. The Series B preferred stock purchase agreement will be terminated and the preferred stock will be converted to common stock upon completion of this offering. No further capital contributions are required to be made pursuant to the Series B preferred stock purchase agreement.

       Credit Facility. Our current bank line of credit provides for commitments of $200 million with an initial borrowing base of $150 million. This credit facility was entered into on February 4, 2004 and has a maturity of February 4, 2007. The credit facility bears interest, based on the borrowing base usage, at the applicable London Interbank Rate, or LIBOR, plus applicable margins ranging from 1.5% to 3.75% or an alternate base rate, based upon the greater of the prime rate or the federal funds effective rate plus applicable margins ranging from 0% to 2.25%. We pay commitment fees ranging from 0.375% to 0.50% of the unused borrowing base. The credit facility is secured by natural gas and oil properties representing at least 85% of the value of our proved reserves and the pledge of all of the stock of our subsidiaries. The initial borrowing base includes a $50 million portion, referred to as the “Tranche B” portion, that allows the borrowing base to be greater than the typical borrowing base that would have been computed based on proved natural gas and oil reserves. The Tranche B portion of the borrowing base terminates on March 31, 2005. The Tranche B portion of the borrowing base cannot exceed the lesser of $50 million and the difference between $150 million and the borrowing base computed by the bank group based on proved reserves. At June 30, 2004, the outstanding balance under our revolving credit facility was $65 million at an interest rate of 2.8% per annum. None of the outstanding borrowings at June 30, 2004 were under the Tranche B portion of the borrowing base. For information concerning the effect of changes in interest rates on interest payments under this facility, see below, “— Quantitative and Qualitative Disclosure About Market Risk — Interest Rate Risks”.

       The credit facility contains certain financial covenants, including a minimum current ratio and a minimum present value to total debt ratio. The credit facility also contains certain covenants that are based on what is defined in the credit facility as EBITDAX. The credit facility defines EBITDAX as our net income, subject to certain adjustments for the particular period plus the following expenses or charges to the extent deducted from net income during that period: interest, income taxes, depreciation, depletion, amortization, exploration and abandonment expenses and other similar non-cash charges and expenses, including stock based compensation and non-cash impairments of goodwill, minus all non-cash income added to net income, in each case, and without duplication, calculated after giving pro forma effect to acquisitions and dispositions during the period. These covenants require that our debt to EBITDAX ratio cannot exceed 4.0 to 1.0 until March 31, 2005 and 3.5 to 1.0 thereafter, and that our EBITDAX to interest ratio cannot be below 2.5 to 1.0. We calculated our EBITDAX for 2003 to be $39.3 million so that our debt to EBITDAX ratio was 1.5 to 1.0 and our EBITDAX to interest ratio was 27.4 to 1.0. We calculated our EBITDAX for the six months ended June 30, 2004 to be $51.0 million so that our debt to EBITDAX ratio was 0.9 to 1.0 and our EBITDAX to interest ratio was 34.6 to 1.0. EBITDAX is not intended to represent net income (loss) as defined by generally accepted accounting principles in the United States, or GAAP, and such information should not be considered as an alternative to net income (loss), cash provided by operating activities or any other measure of performance prescribed by generally accepted accounting principles in the United States.

       The current ratio covenant states that our current ratio adjusted for the unused portion of the borrowing base and to eliminate certain non-cash assets and liabilities related to hedging activities must be greater than 1.0. We calculated the ratio for December 31, 2003 to be 1.05 and for June 30, 2004 to be 3.1.

       The ratio of present value of oil and gas properties to total debt covenant states that the defined present value divided by the outstanding debt under the bank line of credit must not be less than 1.5. This ratio is calculated every six months based on engineering estimates calculated at commodity prices and present value factors determined by the lenders. At June 30, 2004, we were in compliance with all applicable financial covenants.

       Contractual Obligations. A summary of our contractual obligations as of June 30, 2004 is provided in the following table.

	Payments Due By Year (1)(2)(3)

						After
	2004	2005	2006	2007	2008	2008	Total

	(in thousands)
Long-term debt	$—	$—	$—	$65,000	$—	$—	$65,000
Office and office equipment leases	329	918	924	909	889	74	4,043
Firm transportation and other	292	1,207	1,117	1,117	1,117	9,836	14,686

Total	$621	$2,125	$2,041	$67,026	$2,006	$9,910	$83,729

(1)	This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties. Effective with the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations,” we recorded a separate liability for the fair value of this asset retirement obligation. See Note 6 of the Notes to Consolidated Financial Statements for further discussion.

(2)	This table does not include any liability associated with derivatives.

(3)	This table does not include any liability associated with the interest on long-term debt.

       Effective March 1, 2004, we entered into a firm transportation agreement with Questar Pipeline Company giving us guaranteed capacity on their pipeline for 8,500 MMBtu/d at a monthly charge of $45,000 for one year, with a total commitment of $540,000.

       We entered into a firm transportation agreement for our natural gas production from the Wind River and Powder River Basins with Cheyenne Plains Company giving us guaranteed capacity on their pipeline, which is currently under construction, for a period of thirteen years and three months commencing upon completion of the pipeline. Contracted volumes are 9,000 MMBtu/d for the first

12 years and three months and 5,000 MMBtu/d for the final year. Our annual commitment based on 9,000 MMBtu/d is $1,117,000, which is expected to begin approximately January 1, 2005.

Critical Accounting Policies and Estimates

       The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments. We discussed the development, selection and disclosure of each of these with our audit committee. We believe these accounting policies reflect our more significant estimates and assumptions used in preparation of our financial statements. See Note 2 of the Notes to the Consolidated Financial Statements for a discussion of additional accounting policies and estimates made by management.

       Oil and Gas Properties. Our natural gas and oil exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the property has proved reserves. Generally, if an exploratory well does not find proved reserves within one year following completion of drilling, the costs of drilling the well are charged to expense and included within cash flows from investing activities in the Consolidated Statements of Cash Flows pursuant to SFAS 19 — Financial Accounting and Reporting for Oil and Gas Producing Companies. The costs of development wells are capitalized whether productive or nonproductive. Gas and oil lease acquisition costs also are capitalized. If it is determined that these properties will not yield proved reserves, the related costs are expensed in the period in which that determination is made. Other exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for gas and oil leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of proved properties. Maintenance and repairs are charged to expense and renewals and betterments are capitalized to the appropriate property and equipment accounts.

       Unevaluated properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense. Unevaluated properties whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unevaluated properties are subsequently determined to be productive, the related costs are transferred to proved gas and oil properties. Proceeds from sales of partial interests in unevaluated leases are accounted for as a recovery of cost without recognizing any gain or loss. During 2003, we recorded impairment expense of $1.8 million related to unevaluated properties.

       We review our proved natural gas and oil properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. We estimate the expected future cash flows of our gas and oil properties and compare these future cash flows to the carrying amount of the gas and oil properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.

       Our investment in natural gas and oil properties includes an estimate of the future costs associated with dismantlement, abandonment and restoration of our properties. These costs are recorded as provided in SFAS No. 143 — Accounting for Asset Retirement Obligations. The present value of the future costs are added to the capitalized costs of our oil and gas properties and recorded as a long-term liability. The capitalized cost is included in the natural gas and oil property costs that are depleted over the life of the assets. As of June 30, 2004, we estimate the present value of the future reclamation costs is $5.6 million.

       The provision for depreciation, depletion and amortization (“DD&A”) of oil and gas properties is calculated on a field-by-field basis using the unit-of-production method. Oil is converted to natural gas equivalents, Mcfe, at the rate of one barrel to six Mcf. Taken into consideration in the calculation of DD&A are estimated future dismantlement, restoration and abandonment costs, net of estimated salvage values.

       Oil and Gas Reserve Quantities. Our estimate of proved reserves is based on the quantities of oil and gas that engineering and geological analysis demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. Ryder Scott Company reviews all our reserve estimates except our reserve estimates for the Powder River Basin, which are reviewed by Netherland, Sewell & Associates. Currently, a reserve report is prepared by us for all properties and these independent engineering firms review the entire report on a well-by-well basis.

       Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. We prepare our reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. The independent engineering firms described above adhere to the same guidelines when reviewing our reserve reports. The accuracy of our reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates.

       Our proved reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas, and natural gas liquids eventually recovered. At year end 2003, we revised our proved reserves downward from the 2002 reserve report by approximately 41 Bcfe, offset by approximately 5 Bcfe of upward revisions due to commodity price increases.

       Revenue Recognition. We record revenues from the sales of natural gas and oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.

       We may have an interest with other producers in certain properties, in which case we use the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of natural gas actually sold by the Company. In addition, we record revenue for our share of natural gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. We also reduce revenue for other owners’ gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. Our remaining over- and under-produced gas balancing positions are considered in our proved reserves. Gas imbalances for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2004 were not significant.

       Derivative Instruments and Hedging Activities. We periodically use derivative financial instruments to achieve a more predictable cash flow from our gas and oil production by reducing our exposure to price fluctuations. Currently, these transactions are swaps and are entered into with J. Aron & Company, a major financial institution and affiliate of Goldman, Sachs & Co., which is an underwriter in this offering and is affiliated with certain of our institutional investors. We account for these activities pursuant to SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the balance sheet as assets or liabilities.

       The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS No. 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

       For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed at least quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in earnings.

       We may use derivative financial instruments which have not been designated as hedges under SFAS No. 133 even though they protect our company from changes in commodity prices. These instruments, if used, will be marked to market with the resulting changes in fair value recorded in earnings.

       As of December 31, 2003, the fair value of the derivative positions in place, all for gas production in 2004, was $7.0 million and recorded on the balance sheet as a current liability. As of June 30, 2004, the fair value of the derivative positions for our oil and gas swaps for 2004 and 2005 production that were in place at June 30, 2004 was $9.1 million and recorded on the balance sheet as a current liability for the settlements expected to be paid within one year and other noncurrent liabilities for the settlements expected to be paid later than one year. The deferred income tax effect for the difference between recording the fair value of the derivative valuation for financial reporting purposes and not for tax purposes totals $2.6 million as of December 31, 2003 and $3.4 million as of June 30, 2004, which amounts are recorded in current and noncurrent deferred tax assets.

       Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled. Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying currently enacted tax rates to the differences between financial statement and income tax reporting. We have not recognized a valuation allowance against our net deferred taxes because we believe that it is more likely than not that the net deferred tax assets will be realized based on estimates of our future operating income.

       Stock-Based Compensation. We account for our stock-based awards to employees, officers and managers using the intrinsic value method in accordance with Accounting Principles Board

(“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations and have adopted the disclosures only provisions of SFAS No. 123 — Accounting for Stock-Based Compensation. We account for stock-based awards to non-employees using a fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18.

       In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure provisions of that statement.

       We recorded non-cash, stock based compensation of $150,000 in each of 2002 and 2003, and of $82,000 and $404,000 in the six months ended June 30, 2003 and 2004, respectively, using the fair value method described above, which amounts are included in general and administrative expense.

       Acquisitions. The establishment of our initial asset base since our founding in January 2002 has included four major acquisitions of oil and natural gas properties. These acquisitions have been accounted for using the purchase method of accounting.

       Under the purchase method, the acquiring company adds to its balance sheet the estimated fair values of the acquired company’s assets and liabilities. Any excess of the purchase price over the fair values of the tangible and intangible net assets acquired is recorded as goodwill. Goodwill is assessed for impairment at least annually. In each of our acquisitions it was determined that the purchase price did not exceed the fair value of the net assets acquired. Therefore, no goodwill was recorded.

       There are various assumptions we made in determining the fair values of acquired assets and liabilities. The most significant assumptions, and the ones requiring the most judgment, involve the estimated fair values of the natural gas and oil properties acquired. To determine the fair values of these properties, we prepare estimates of natural gas and oil reserves. These estimates are based on work performed by our engineers and that of outside consultants. The fair value of reserves acquired in a business combination must be based on our estimates of future natural gas and oil prices and not the prices at the time of the acquisition. Our estimates of future prices are based on our own analysis of pricing trends. These estimates are based on current data obtained with regard to regional and worldwide supply and demand dynamics such as economic growth forecasts. They also are based on industry data regarding natural gas storage availability, drilling rig activity, changes in delivery capacity, trends in regional pricing differentials and other fundamental analysis. Forecasts of future prices from independent third parties are noted when we make our pricing estimates.

       We estimate future prices to apply to the estimated reserve quantities acquired, and estimate future operating and development costs, to arrive at estimates of future net revenues. For estimated proved reserves, the future net revenues are then discounted using a rate determined appropriate at the time of the business combination based upon our cost of capital.

       We also apply these same general principles in arriving at the fair value of unevaluated properties acquired in a business combination. These unevaluated properties generally represent the value of probable and possible reserves. Because of their very nature, probable and possible reserve estimates are more imprecise than those of proved reserves. To compensate for the inherent risk of estimating and valuing unevaluated reserves, the discounted future net revenues of probable and possible reserves are reduced by what we consider to be an appropriate risk-weighting factor in each particular instance.

       New Accounting Pronouncements. In June 2001, the FASB issued SFAS No. 141, Business Combinations, which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued

SFAS No. 142, Goodwill and Other Intangible Assets, which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. We did not change or reclassify contractual mineral rights included in the oil and gas properties on the balance sheet upon adoption of SFAS No. 142. There has been industry wide uncertainty as to whether SFAS No. 142 required registrants to reclassify costs associated with mineral rights, including both proved and unproved leasehold acquisition costs, as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs. However, in June 2004 the FASB proposed FASB Staff Position (“FSP”) No. FAS 142-b, Application of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” to Oil- and Gas-Producing Entities, which clarifies that drilling and mineral rights of oil- and gas-producing entities that are within the scope of SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, are tangible assets. Historically, the Company has included the costs of such mineral rights as a component of oil and gas properties, which is consistent with the proposed FSP. As such, to the extent FSP FAS 142-b is approved by the FASB without any material change, the Company’s consolidated financial statements will not be affected.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, which adoption had no effect on our financial position, results of operations or cash flows.

       In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. FIN 45 also requires additional disclosures about the guarantees an entity has issued, including a rollforward of the entity’s product warranty liabilities. We will apply the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements under FIN 45 were adopted in 2003 and had no effect on our financial position, results of operations or cash flows.

       In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No 51. This interpretation, as revised by Interpretation No. 46-R in December 2003, clarifies consolidation requirements for variable interest entities. It establishes additional factors beyond ownership of a majority voting interest to indicate that a company has a controlling financial interest in an entity or a relationship sufficiently similar to a controlling financial interest that it requires consolidation. This interpretation applies immediately to variable interest entities created or obtained after January 31, 2003 and must be retroactively applied to holdings in variable interest entities acquired before February 1, 2003 in interim and annual financial statements issued for periods ending after March 15, 2004. The adoption of this interpretation had no impact on our financial position, results of operations or cash flows.

       In March 2004, FASB issued consensus on EITF 03-6, “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share,” related to calculating earnings per share with respect to using the two class method for participating securities. This pronouncement is effective for all periods after March 31, 2004, and will require earlier periods to be restated. We were early adopters of this pronouncement. Our earnings per share reflect the two class method as our preferred convertible securities are deemed participating under EITF 03-6. The adoption of EITF 03-6 had no impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure About Market Risk

       The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

       Commodity Price Risk. Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot market prices applicable to our U.S. natural gas production. Pricing for oil and natural gas production has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. The prices we receive for production depend on many factors outside of our control. Based on our average daily production and our price swap contracts in place in the first six months of 2004, our annual income before income taxes for the six month period would have changed by approximately $759,000 for each $0.10 change in natural gas prices and approximately $201,000 for each $1.00 change in crude oil prices.

       We periodically have entered into and anticipate entering into financial hedging activities with respect to a portion of our projected natural gas and oil production through various financial transactions which hedge the future prices received. These transactions may include financial price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty, and costless price collars that set a floor and ceiling price for the hedged production. If the applicable monthly price indices are outside of the ranges set by the floor and ceiling prices in the various collars, we and the counterparty to the collars would be required to settle the difference. These financial hedging activities are intended to support natural gas and oil prices at targeted levels and to manage our exposure to oil and gas price fluctuations. We do not hold or issue derivative instruments for speculative trading purposes.

       Price Swaps. Through various price swaps, we have fixed the price we will receive on a portion of our natural gas production in 2004 and a portion of our natural gas and oil production in 2005. The table presented above under “— Cash Flow from Operating Activities” provides the volumes associated with these various arrangements as of June 30, 2004. There currently are no hedging contracts for natural gas or oil production beyond December 31, 2005.

       As of December 31, 2003, we had hedges in place for approximately 11 Bcf of gas production for 2004. Under these hedges we will pay the counterparty an index price based on Northwest Pipeline Corp. Rocky Mountains price or Colorado Interstate Gas Co. Rocky Mountains price, and we will receive fixed prices ranging from $3.67 per MMBtu to $4.34 per MMBtu. Settlement of these payments will be netted to one payment between the counterparty and us. Based on the pricing as of December 31, 2003, the fair value of our hedge positions was a liability of $7.0 million owed by us to the counterparty. A $0.10 increase in the index gas prices above the December 31, 2003 prices for 2004 would increase the liability by $1.1 million; conversely, a $0.10 decrease in the gas price would decrease the liability by $1.1 million. Subsequent to December 31, 2003, we entered into additional hedges for natural gas and oil production in 2005. As of June 30, 2004, the fair market value of our hedge positions was a liability of $9.1 million owed by us to the counterparty. These hedges are summarized in the table presented above under “— Cash Flow from Operating Activities”.

       Interest Rate Risks. At December 31, 2003, we had debt outstanding of $57 million, all of which bears interest at floating rates in accordance with our revolving credit facility. The average annual interest rate incurred on this debt for the year ended December 31, 2003 was 3.7%. We had $65 million outstanding under this facility as of June 30, 2004 at an average interest rate of 2.8%.

The average annual interest rate incurred on this debt for the six months ended June 30, 2004 was 4.4%. A one hundred basis point increase in each of the LIBOR rate and federal funds rate as of June 30, 2004 would result in an estimated $0.6 million increase in annual interest expense assuming a similar average debt level to the six months ended June 30, 2004.

BUSINESS

General

      Bill Barrett Corporation is a rapidly growing independent oil and gas company focused on natural gas exploration and development in the Rocky Mountain region. We have exploration and development projects in seven basins. Our management has an extensive track record with expertise in the full spectrum of Rocky Mountain plays. Our strategy is to maximize stockholder value by leveraging our management team’s experience finding and developing oil and gas in the Rocky Mountain region to profitably grow our reserves and production, primarily through the drill-bit.

      From inception through June 30, 2004, we participated in drilling 284 gross wells, of which 98% have been completed as producing wells or are in the process of being completed. In December 2003, we produced 71.7 MMcfe/d, net to our interest, of which approximately 90% was natural gas. This level of production represents a 144% increase from our production in December 2002. In June 2004, we produced 84.4 MMcfe/d, net to our interest, of which approximately 91% was natural gas. Our June 2004 production represents an 80% increase from our production in June 2003 and an 18% increase from our production in December 2003. We operated approximately 87% of our December 2003 production and 90% of our June 2004 production. As of December 31, 2003, our estimated net proved reserves were 204 Bcfe, representing a 71% increase over our estimated net proved reserves at December 31, 2002. Approximately 89% of our December 31, 2003 estimated net proved reserves were natural gas.

Our Properties

Key Basins of Activity

       We operate in seven basins, the Wind River, the Uinta, the Powder River, the Williston, the Green River, the Denver-Julesburg, and the Paradox. In August 2004, we entered into an agreement to purchase developed and undeveloped oil and gas properties in western Colorado. These properties consist of approximately 17,000 net leasehold acres and include approximately 80 producing wells. We expect to complete this acquisition in September 2004 subject to satisfying conditions of closing. If completed, this acquisition would lead to our operating in an eighth basin.

      Wind River Basin. The Wind River Basin is located in central Wyoming and is our largest producing area. Our operations in the basin include active infill and field expansion development programs, as well as significant exploration activities. Our development operations are conducted in three general project areas. We also have eight exploration projects and view this basin as an important exploratory area.

      Uinta Basin. The Uinta Basin is located in northeastern Utah and represents a substantial part of our development and exploration activities and expected production growth in 2004. Our development operations are conducted primarily in two areas. We also have a position in four exploratory projects in the basin.

      Powder River Basin. The Powder River Basin is located in northeastern Wyoming. Nearly all of our operations in this basin are in coalbed methane plays, which we believe are characterized by a lower risk resource base and lower drilling costs. This basin represents a significant part of our drilling program and expected production growth in 2004. Our development operations are conducted in seven project areas.

      Williston Basin. The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and represents our only oil focused project area. Our activities in this basin include both development and exploration drilling programs concentrated in two areas. We use horizontal drilling technology and 3-D seismic surveys in the Williston to expand existing fields, target exploration projects and increase our recoveries.

      Green River Basin. The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. To make our initial entry into this prospective basin, in June 2004, we acquired leasehold interests in an exploration project consisting of 5,312 gross and 2,072 net undeveloped acres.

      Denver-Julesburg Basin. Our operations in the DJ Basin are concentrated in the Tri-State exploration project, which extends into Colorado, Kansas and Nebraska. These operations are exploratory and involve the extensive use of 3-D seismic technology to target shallow biogenic gas and deeper conventional oil accumulations.

      Paradox Basin. The Paradox Basin is located in southwestern Colorado and southeastern Utah. We are in the initial stages of two exploration projects in the basin focusing on natural gas.

Wind River Basin

       The Wind River Basin is located in central Wyoming. Our activities are concentrated primarily in the eastern Wind River Basin. Members of our management team have been credited with the prior discovery of two of the basin’s largest natural gas fields, Madden and Cave Gulch. In addition, while at Barrett Resources, members of our team were involved in other areas in the basin including Wallace Creek and East Madden. Our Wind River Basin development operations are conducted in three general project areas located along the greater Waltman Arch area: Cave Gulch, Cooper Reservoir and Wallace Creek. In addition, we have eight exploration projects, of which Pommard, Windjammer, Talon and East Madden are in areas of the basin where we have no existing development operations.

      We acquired our Cave Gulch, Wallace Creek and a portion of our East Madden properties in March 2002 and our Cooper Reservoir assets in December 2002. Our total leasehold position in the Wind River Basin as of June 30, 2004 consisted of 398,861 gross and 167,718 net undeveloped acres and 7,457 gross and 6,084 developed acres. Our estimated net proved reserves in the Wind River Basin at year end 2003 were 101 Bcfe. Our current operations in the basin include active infill and field expansion development programs, as well as exploration activities. We have access to over 450 square miles of 3-D seismic in seven different surveys covering the Cave Gulch, Cooper Reservoir, Wallace Creek, Stone Cabin and East Madden project areas, and 3,700 miles of 2-D seismic across a majority of the eastern Wind River Basin. Our natural gas production in this basin is gathered through our own gathering systems and delivered to markets through pipelines owned by Kinder Morgan Interstate and Colorado Interstate Gas Company (“CIG”).

Cave Gulch

       The Cave Gulch field is a structural-stratigraphic play along the Owl Creek Thrust at the northern end of the Waltman Arch. Our primary focus is a 20-acre development program involving drilling and recompletions in discontinuous lenticular sands at depths from approximately 4,900 to 9,200 feet in the Lance formation. We also are producing from wells in two other zones: the Fort Union, from 3,500 to 4,900 feet, and the overpressured deep Frontier and Muddy formations, from 16,700 to 19,000 feet.

       Our estimated net proved reserves in the Cave Gulch field were 50 Bcfe at year end 2003. At June 30, 2004, we had interests in 60 gross producing wells and production for the month of June 2004 was 26.5 MMcfe/d with an average working interest of 79%. We operated 99% of our June 2004 production in the area. At June 30, 2004, our total leasehold position in Cave Gulch consists of

17,061 gross and 13,434 net undeveloped acres and 2,177 gross and 1,667 net developed acres. Currently, we have a $30 million capital program planned for 2004 in Cave Gulch, which includes 12 gross Lance wells and one Muddy/Frontier well. Through June 30, 2004, we had successfully drilled and completed six Lance wells in our capital program. At December 31, 2003, we held an inventory of 52 Lance identified drilling locations (14 of which are PUDs), including 20-and 10-acre locations. In addition, we held an inventory of nine deep Frontier/ Muddy identified drilling locations at December 31, 2003.

Cooper Reservoir

       Our position in the Cooper Reservoir field lies six miles south of Cave Gulch along the Waltman Arch. As at Cave Gulch, our targets at Cooper are the Lance and Fort Union formations at depths ranging from 3,200 to 8,500 feet. Currently, our primary focus is 20-acre development of the Lance and Fort Union formations within the Cooper Reservoir Unit, and 40-acre Lance development on field extensions north and south of this Unit. We are using 3-D seismic technology across the Cooper region to evaluate other opportunities.

       Our estimated net proved reserves in Cooper Reservoir were 36 Bcfe at year end 2003. At June 30, 2004, we had interests in 43 gross producing wells and production for the month of June 2004 was 14.9 MMcfe/d with an average working interest of 98%. We operated all of our June 2004 production in the area. At June 30, 2004, our total leasehold position in Cooper Reservoir consists of 10,933 gross and 7,697 net undeveloped acres and 2,962 gross and 2,799 net developed acres. Currently, we have a $48 million capital program planned for 2004 in Cooper Reservoir, which includes 29 gross Lance/Fort Union wells, one nonoperated Lance exploration well, three Lance/Fort Union recompletions, and gas gathering and water disposal facilities. Through June 30, 2004, we had successfully drilled and completed eight Lance/Fort Union wells in our 2004 capital program. At December 31, 2003, we held an inventory of 123 Lance/Fort Union identified drilling locations (24 of which are PUDs), including 20 and 10-acre locations. In March 2004, we received approval of an Environmental Assessment, or EA, to drill up to 127 additional wells from 77 new locations at any density down to 10 acres in the Cooper Reservoir area.

Wallace Creek and Stone Cabin

       Our estimated net proved reserves in Wallace Creek and Stone Cabin were 15 Bcfe at year end 2003. At June 30, 2004, we had a 99% working interest in 12 producing wells and production for the month of June 2004 was 9.3 MMcfe/d, all of which we operated. Currently, we have a $32 million capital program planned for 2004 in Wallace Creek and Stone Cabin, which includes nine gross Raderville wells, three gross exploratory Frontier/ Muddy wells, two Raderville recompletions and associated facilities.

       Wallace Creek. Our position in the Wallace Creek field lies nine miles south of Cooper Reservoir. The field sits at the southern end of the Wallace Creek Arch. Currently, our primary focus in Wallace Creek is a Raderville development drilling program between 6,800 and 8,800 feet. In 2003, we drilled five wells in Wallace Creek, of which four were successful Raderville wells drilled adjacent to the area with production from the Raderville formation that was discovered by another operator in 1966 and one well was an unsuccessful shallow test targeting the Lance formation. Through June 30, 2004, we drilled one successful Raderville test well, the Stone Cabin 44-16 and tested water out of an exploratory Raderville well, the Stone Cabin 11-27, which is currently shut-in pending additional testing and evaluation. At December 31, 2003, we held an inventory of 20 Raderville identified drilling locations on an 80-acre development pattern, with three of those locations classified as PUDs. We believe that additional Raderville locations may be present on our acreage adjacent to Wallace Creek as well as to the northwest in our Windjammer exploratory project area.

       Our total leasehold position in Wallace Creek consists of 26,179 gross and 21,595 net undeveloped acres and 1,478 gross and 1,193 net developed acres, with an average working interest of 82% at June 30, 2004.

       We also recognize a potential coalbed methane play in the Wallace Creek area. We currently are assessing the multiple coal beds of the Meeteetse formation which underlies the Lance formation in a 1,500 to 4,500 feet depth range.

       Stone Cabin. Our Stone Cabin exploratory area is our newest discovery area in the Wind River Basin. The Stone Cabin area is located between Wallace Creek and Cooper Reservoir. We hold 15,056 gross and 12,342 net leasehold acres in this area with an average working interest of 82%. Our primary focus at Stone Cabin is the overpressured Frontier and Muddy formations. In 2003, we formed a federal unit that is contiguous with the Cooper Reservoir and Wallace Creek units to the north and south, respectively. We completed the Stone Cabin Unit #1 discovery well, known as the SCU #1 (total depth 13,500 feet), in October 2003. The well was stimulated in December 2003 and produced at a peak daily net rate of 7.7 MMcfe in January 2004. The SCU #1 well has been in continuous production since being stimulated in December 2003 and, in June 2004, the well produced at an average daily net rate of 5.3 MMcfe.

       Through July 2004, two additional exploratory Stone Cabin wells, the SCU #3 (approximately 1.5 miles northwest of SCU #1) and the SCU #5 (approximately 2.5 miles northwest of SCU #1) were drilled and are currently being completed. The Muddy formation in the SCU #3 tested water and we were unsuccessful in establishing production from the Frontier formation above the Muddy in this well. The well is currently shut-in and we plan to test other formations above the Frontier formation. After testing and completing the Muddy formation in the SCU #5, no appreciable gas was encountered. We are currently testing the Frontier formation in this well. We are in the process of drilling a third exploratory well, the SCU #14 (approximately 3.5 miles northwest of SCU #1), which will target the Muddy and Frontier formations. Based on our interpretation of our Wallace Creek 3-D seismic data, we may drill a 16,500 foot Cooper Reservoir deep Frontier/ Muddy test during 2005, seven miles to the north of the SCU #1.

Pommard

       Our Pommard exploratory area covers approximately 2,200 gross and net leasehold acres, two and a half miles northwest of Wallace Creek. With our Wallace Creek 3-D seismic survey, we have identified what we believe to be a four-way structural closure on our Pommard prospect beginning at the deeper Tensleep level (approximately 2,000 feet below the Muddy), and still apparent at the shallower Frontier/ Muddy levels, which may have potential for new natural gas and oil reserves. We currently own a 100% working interest across a significant portion of this feature. In June 2004, we began drilling an exploration well in Pommard, which is a 15,000 foot well to test the Tensleep, Crow Mountain, Sundance, Lakota, Muddy, Frontier, Raderville and Lance formations.

Windjammer

       Our Windjammer exploratory area lies to the northwest of our Wallace Creek development project. We are evaluating the same Raderville formation in Windjammer that we currently are developing at Wallace Creek. Based on 3-D amplitude mapping, subsurface and well control data, we believe the Raderville trend extends from Wallace Creek to the northwest into the Windjammer area. Subject to federal regulatory approval, we plan to conduct a 114 square mile 3-D survey in 2004 across the Windjammer area to assess the Raderville, as well as the Muddy and Frontier, potential. We hold 7,311 net leasehold acres for exploration in this area.

Talon

       The Talon exploratory project lies due west of the Cave Gulch area and extends over a multi-township area. We are targeting a basin-centered Lance and Fort Union play in the project. We believe the Lance formation ranges from approximately 9,000 to 14,000 feet in depth in this area and may contain overpressured lenticular and fractured gas charged sands in a basin-centered setting. We also will target sands and coals that we believe to be in the Fort Union formation. Based on the results of recompleting a well in the Talon area in a shallower Lower Fort Union formation, we are planning two additional recompletions, and the drilling of five gross wells. Our first production was in May 2004 and, in June 2004, we produced a net 0.2 MMcfe/d with an average working interest of 40%.

       We have assembled 227,063 gross and 72,539 net leasehold acres in the Talon Lance/ Fort Union play. Currently, we have three exploratory Lance wells planned for Talon in 2004, one of which we will operate. Depending on our exploratory results in the Talon Lance play, we may identify locations to develop across portions of our acreage on a 40-acre pattern. Our average working interest in this area is 32%, including a 100% working interest in 3,400 leasehold acres in the central portion of the play.

East Madden

       Our East Madden exploration prospect lies east of the extensive Madden Field along the Madden anticline. We currently hold 40,315 gross and 21,414 net leasehold acres in this area. Our concept for East Madden, similar to that in the Talon region, is to explore the overpressured Lance formation. The Lance formation ranges from approximately 11,000 to 16,000 feet in depth in this area. We have identified our first location for a 16,000 foot Lance test well. Currently, we are seeking an industry partner for a promoted interest in East Madden. Depending on our exploratory results in the East Madden play, we may identify locations in the Lance formation to develop across portions of our acreage on an 80-acre pattern.

Uinta Basin

      We have a substantial acreage position in the Uinta Basin, including 121,416 gross and 94,914 net undeveloped leasehold acres at June 30, 2004. Our estimated net proved reserves in the Uinta Basin were 46 Bcfe at year end 2003. Our exploration and development activities are focused on two geologic play types (structural/stratigraphic and basin-centered gas) in several locations. The first play type occurs along a northwesterly fault-bounded anticlinal trend called the Garmesa Trend. The southeastern part of this trend is anchored by the San Arroyo field, from which other operators are producing from the Dakota and Morrison formations. We have one 24 square mile 3-D seismic data set and over 3,140 miles of 2-D seismic data, and we plan to shoot 3-D seismic surveys covering 119 square miles during 2004.

Nine Mile Canyon

       We began operations in the Uinta Basin in April 2002 at the northwestern end of the Garmesa Trend through the acquisition of 3.4 Bcfe of proved reserves and 46,702 gross and 42,355 net leasehold acres at Nine Mile Canyon. We have a 100% working interest in the majority of this field. Although the field was discovered in 1952, there had been only limited activity at Nine Mile Canyon over the last 20 years. In particular, no modern completion techniques or 3-D seismic technology had been applied to this field. Since we began operations here in 2002, we have drilled nine wells, all of which were successful. With effective application of CO2-assisted fracturing techniques and new geologic interpretations, we have greatly enhanced our ability to commercialize the gas potential of this area. We currently are increasing production from the Wasatch and the deeper Mesaverde formations.

       Our estimated net proved reserves in Nine Mile Canyon were 37 Bcfe at year end 2003. As of June 30, 2004 we had interests in a total of 19 wells in this area that were capable of production. Because of limitations in infrastructure, seven of those wells were shut-in. The remaining 12 wells produced 8.2 MMcfe/d in June 2004 in which we had a 100% working interest. We operated all of our June 2004 production in Nine Mile Canyon. We plan additional infrastructure improvements in 2004 to relieve the constraint issues.

      Our total leasehold position in Nine Mile Canyon consists of 42,216 gross and 38,549 net undeveloped acres and 4,678 gross and net developed acres. During 2004, we plan to spend approximately $47 million in total capital at Nine Mile Canyon to fund our interests in 12 additional gross Mesaverde wells to depths ranging between 7,500 to 9,200 feet, and three Wasatch wells to depths of 6,000 feet, a recompletion program, plus gathering and compression facilities. An EA concerning these activities, which considers the drilling of up to 38 wells in addition to the related infrastructure, was approved in July 2004. Also included in the 2004 budget are plans for a recently approved 83 square mile 3-D seismic survey covering the field area where existing but limited 2-D seismic coverage is inadequate to image the subsurface. The 3-D seismic survey will be used to define both structural and stratigraphic features, not only in the shallow formations above 10,000 feet, but also in deeper target formations, such as the Dakota, Morrison, Entrada, Navajo and Wingate at depths of approximately 14,000 feet. Based on the approval by the Bureau of Land Management of an EA concerning this seismic project, the 3-D survey has commenced. In July 2004, a ruling was issued in favor of the BLM’s in a civil action challenging the BLM’s approval of the EA and the project is expected to be completed in the third quarter of 2004. Our natural gas production at Nine Mile Canyon is gathered and compressed by our facilities and delivered to markets on the Questar pipeline system.

       We are pursuing two types of development activity at Nine Mile Canyon. One type is on structural closure, where the productive 36-2 Peters Point well is located. For the month of June 2004, this well produced at an average net rate of 3.1 MMcfe/d from the Mesaverde. This production was, and continues to be, constrained by pipeline capacity and compression limitations as described above. This well is located on an apparent structural closure that contains 21 identified drilling locations as of June 30, 2004 which are on 160-acre density at depths exceeding 9,000 feet. The other producing wells at Nine Mile Canyon are off-structure, located on the flanks of a large southeast plunging anticlinal feature. We intend to develop a broad area covering more than 36,000 gross acres with no apparent structural closures. These wells will target the upper part of the Mesaverde formation at 6,200 feet. At December 31, 2003, we had 207 identified drilling locations on 160-acre density in this area. This broad development will require completion of additional EAs, which will be initiated as soon as appropriate.

Garmesa

       The Garmesa prospect lies southeast of Nine Mile Canyon and consists of three adjacent prospects areas: Hill Creek, Tumbleweed and Cedar Camp. We believe these prospects have similar geologic characteristics and reserve potential, but are differentiated mainly by our level of working interest, industry partners and ownership structures. In 2004, we plan to spend $11 million in Garmesa to conduct two 3-D seismic surveys, drill three wells, and further develop related infrastructure.

       Hill Creek. Within the Hill Creek area, we target the Dakota, Entrada and Wingate formations at depths down to 11,900 feet. We participated in drilling nine successful gross natural gas wells through June 30, 2004. In 2004, we also drilled a tenth well in this area, which was the final well required under our exploration agreement with a partner. The casing collapsed in the wellbore after initial production began. We are currently in the process of re-drilling this well. We used existing 3-D seismic in determining the overall structural configuration of the area. Our initial drilling activities in this field have established production from the Dakota, Entrada and Wingate formations. We also have established production from two persistent zones, which may accommodate horizontal developments: the Dakota Silt and the Ferron Shale, a fractured shale interval. Selected wells also contained gas shows in the shallower Mesaverde and Wasatch formations.

       Our estimated net proved reserves at Hill Creek were 9.0 Bcfe at year end 2003. Our nine gross producing wells in the area produced 6.1 MMcfe/d net to our interest in June 2004, with an average working interest of 65%. Our natural gas production in Hill Creek is sold at the wellhead. Our total leasehold position in Hill Creek consists of 1,508 gross and 754 net undeveloped acres and 800 gross and 493 net developed acres.

       Until November 12, 2004, we have the exclusive right to offer to purchase at a mutually agreeable price either a part or all of the outstanding working interest in the existing wells in Hill

Creek along with 22,636 net acres of leasehold interests in this project from our industry partner. We currently are evaluating the potential of this area. At this time, no additional drilling is planned prior to a determination on the right to offer to purchase, other than the re-drilling of the well described above.

       Tumbleweed. Our Tumbleweed project area is located directly southeast along the Garmesa Trend and adjacent to Hill Creek. As of June 30, 2004, we held a leasehold position of 7,833 gross and 2,877 net undeveloped acres, with an average working interest of 37%. We operate this prospect and are targeting the same reservoir objectives as the Hill Creek project. We commissioned a 21-square mile 3-D seismic survey in order to evaluate the potential to develop this area. Regulatory approval for the survey is expected in September 2004 with acquisition to follow prior to the end of the year. We are planning an 11,000-foot test well for the second quarter of 2005.

       Cedar Camp. Our Cedar Camp project area is located directly southeast along the Garmesa Trend from the Tumbleweed area. As of June 30, we held a leasehold position of 9,197 gross and 4,093 net undeveloped acres, with an average working interest of 45%. We operate this prospect and are targeting the same reservoir objectives as the Hill Creek and Tumbleweed projects. In 2004, subject to regulatory approval, we will commission a 16-square mile 3-D seismic survey in order to evaluate the potential to develop this area. Regulatory approval for the survey has been received and the survey has commenced. We expect the survey to be completed in the third or fourth quarter of 2004. We are planning two 10,500-foot test wells beginning in the first quarter of 2005.

Lake Canyon

       Lake Canyon is an exploration project that targets basin-centered tight gas in the Mesaverde formation at depths ranging from approximately 10,000 to 14,000 feet. We believe Lake Canyon has a structural position similar to the Natural Buttes field in which other operators are currently developing Mesaverde reservoirs. As of June 30, 2004, we had assembled over 44,162 net acres in this play. In 2004, we plan to spend $5 million for acreage acquisition and to drill two exploratory wells.

      In July 2004, we and an industry partner entered into an exploration and development agreement with the Ute Indian Tribe of the Uintah and Ouray Reservation, or the Ute Tribe, to explore for and develop oil and natural gas on approximately 125,000 of their net acres that are located in Duchesne and Wasatch Counties, Utah. While this agreement has been executed by the Ute Tribe, it is further subject to the approval of the Department of Interior’s Bureau of Indian Affairs, or BIA. The BIA has indicated that a decision will be made during the third or fourth quarter of 2004. If this agreement is approved, we have the right to earn up to a 75% working interest in the Mesaverde formation and deeper horizons, plus up to a 25% interest in shallower formations. To earn such interests pursuant to this agreement, we and our partner are required to drill 13 deep wells and 21 shallow wells prior to December 31, 2009, including one deep and two shallow wells by December 31, 2005. We will drill and operate the deep wells and our industry partner will drill and operate the shallow wells. If we fail to drill the 2005 well commitments, we are required to pay the Ute Indian Tribe $ 1.775 million, which is our share of the 2005 drilling obligations. Our initial exploration well in Lake Canyon is scheduled for the fourth quarter of 2004.

Hook

       In the first six months of 2004, we acquired 868 gross and 846 net acres in an exploration play that targets natural gas at depths of 1,000 feet to 4,500 feet. We plan to continue to acquire leasehold acreage through the remainder of 2004.

Powder River Basin

       The Powder River Basin is primarily located in northeastern Wyoming. The basin contains the Rockies’ most active drilling area: the Wyodak and Big George coalbed methane plays. As of June 30, 2004, we held approximately 23,543 gross and 16,500 net developed leasehold acres and 88,876 gross and 56,428 net undeveloped leasehold acres in the Powder River Basin. Our estimated net proved reserves in the basin at year end 2003 were 38 Bcfe. We are focused on continuing to build and consolidate our acreage position in the Powder River Basin. Based on the character of coalbed methane development, our operations consist of relatively low risk development and exploration activities concentrated in seven major projects in two regional focus areas: the Southern CBM and Central CBM. We also have operations in a number of smaller producing properties located in the eastern half of the basin, which we refer to collectively as the Developed Area.

       Our key project areas are located in both the Big George and Wyodak fairways. In total, we have 993 identified drilling locations in the Powder River Basin as of December 31, 2003. We have strategically targeted areas that we believe have higher gas reserve potential and that are proximate to infrastructure. In 2004, we have a $25 million capital budget program for the basin, which includes participating in 245 wells, of which 134 are PUD locations. We have all necessary drilling permits and environmental approvals in place for all 245 wells which are planned to be drilled in 2004 with the exception of thirteen wells in Cat Creek for which approval we expect by the end of September.

       Coalbed methane wells typically first produce water in a process called dewatering. This process lowers pressure, allowing the gas to detach from the coal and flow to the well bore. As the water production declines, the wells begin producing methane gas at an increasing rate. As the wells mature, the production peaks, stabilizes and then begins declining. The average life of a coal bed well is approximately seven years.

       We have dedicated significant resources to managing regulatory and permitting matters in the Powder River Basin to achieve efficient processing of federal permits and resource management plans.

       About 66% of our acreage in the Powder River Basin is U.S. federal land and therefore subject to the National Environmental Policy Act (“NEPA”) and certain state regulations, which require governmental agencies to evaluate the potential environmental impacts of a proposed project on government owned lands. The NEPA process imposes obligations on the federal government that may result in legal challenges and potentially lengthy delays in obtaining project permits or approvals. We have submitted three Federal Plans of Development (“PODs”), to the Federal Bureau of Land Management (“BLM”) involving 136 permits. We received approval on all three of these Federal PODs, one in the Porcupine area for 29 wells, one for 36 federal well locations in the Tuit project area, and one for 71 wells in the Palm Tree area. We submitted an additional POD involving 64 wells and anticipate submitting a second POD for 127 wells in the third quarter of 2004. An Environmental Assessment under the NEPA relating to proposed permits for approximately 143 wells located on U.S. Forest Service lands in the Porcupine area has completed the public comment phase. The U.S. Forest Service approved the project and an environmental group has filed an administrative appeal with the U.S. Forest Service attempting to overturn the approval. The administrative appeal was withdrawn in July 2004 and we intend to commence operations in the third quarter of 2004.

Southern CBM

       Tuit. The Tuit project area is located near the southern end of the Wyodak coal fairway. We believe the average thickness of the Wyodak coals across our acreage is approximately 80 feet at an average depth of 855 feet. As of June 30, 2004, we participated in drilling 73 gross wells in the Tuit area. At December 31, 2003, we had an inventory of 87 identified drilling locations in the Tuit area, of which 51 were PUDs. We are the operator in this area.

       As of June 30, 2004, our leasehold position in Tuit consisted of 2,104 gross and 1,600 net undeveloped acres, with an average working interest of 76%. Currently, we have a 38 gross well drilling program planned for 2004 in Tuit. Our natural gas production in Tuit is gathered by our company-owned gathering system and sold to Western Gas Resources into the Weir gathering system.

       Porcupine. The Porcupine project area is located southeast of Tuit on the far southern end of the Wyodak fairway. Similar to Tuit, we believe the average thickness of the Wyodak coals in this area is approximately 80 feet at an average depth of 425 feet. As of June 30, 2004, we participated in drilling 40 gross wells in the area. As of December 31, 2003, we held an inventory of 172 identified drilling locations, of which 100 were PUDs. We are the operator in this area.

       Our leasehold position in Porcupine consists of 9,565 gross and 8,190 net undeveloped acres, with an average working interest of 86% at June 30, 2004. Currently, we have a 95 gross well drilling program planned for 2004 in Porcupine on a combination of fee, state and federal acreage. Our natural gas production in Porcupine is gathered by our company-owned gathering system and sold to Western Gas Resources into the Weir gathering system.

       Palm Tree. The Palm Tree project area is located at the far southeast end of the Big George fairway and we believe overlies the highest structural position in the basin for the Big George. We believe the average thickness of the Big George coals is approximately 60 feet at an average depth of 835 feet. The Thunder Creek pipeline runs through our acreage position. At December 31, 2003, we held an inventory of 151 identified drilling locations in the Palm Tree area, of which 24 were PUDs. We are the operator in this area. Our natural gas production is gathered by facilities owned by Western Gas Resources Inc., and transported by Thunder Creek Gas Services, LLC.

       We have drilled 49 gross wells in Palm Tree through June 30, 2004 and are in the process of getting these wells connected and ready for production. Our leasehold position consists of 16,482 gross and 13,564 net undeveloped acres, with an average working interest of 82% at June 30, 2004. Currently, we have a 78 gross well drilling program planned for 2004 in Palm Tree.

Central CBM

       Cat Creek. Cat Creek is a relatively low risk exploratory prospect area that lies on the western edge of the Big George fairway. We have yet to drill any wells on the 6,029 gross and 2,906 net acres we have under lease in the prospect area with an average working interest of 48% at June 30, 2004. We believe the average thickness of the Big George coal is approximately 90 feet at an average depth of 1,825 feet. There are three Big George pilot projects owned and operated by third parties with established production that range between four and eight miles from the prospect area. The Cat Creek area has existing road and power infrastructure due to historical conventional oil development, which should enhance our ability to keep operating costs low. In addition, the Thunder Creek gathering line runs directly through the area. At December 31, 2003, we held an inventory of 78 identified drilling locations in Cat Creek. We have a 13 gross well drilling program planned for 2004 in Cat Creek. We are the operator in this area.

       Willow Creek. Willow Creek is a relatively low risk exploratory prospect area that is 12 miles south of the Cat Creek prospect area on the western edge of the Big George fairway. We have yet to drill any wells on the 13,298 gross and 4,666 net acres we have under lease in the Willow Creek prospect area with an average working interest of 35% at June 30, 2004. We believe the average thickness of the Big George coals is approximately 85 feet at an average depth of 1,420 feet. The Big George wells in the Kingsbury Federal Unit, which lies mid-way between Cat Creek and Willow Creek, are currently producing gas for third parties. At December 31, 2003, we held an inventory of 135 identified drilling locations in Willow Creek. We have a 16 gross well drilling program planned for 2004 in the area. We will operate a majority of our wells in Willow Creek.

       Deadhorse. The Deadhorse project area is located in an area where we believe the Big George coals and a lower split of the Wyodak coals are apparent, giving each location two coal targets. We intend to exploit cost savings on shared surface facilities and increased development efficiencies in this area. Our average working interest is 91% across 8,347 gross and 7,632 net acres in this prospect. We believe the average thickness of the Big George coal is approximately 80 feet at an average depth of 1,220 feet. We believe the Lower Wyodak coal has an average thickness of approximately 55 feet at an average depth of approximately 1,550 feet. At December 31, 2003, we held an inventory of 169 identified drilling locations in Deadhorse. In 2004, we drilled a five well test program to collect core and reservoir data and we are currently analyzing the results. We intend to test the viability of a multi-seam completion in which the Big George and Lower Wyodak coals will be completed in a single well bore. We are the operator in this area.

       Amos Draw. Like the Deadhorse prospect area, Amos Draw is located in an area with multiple coal targets. As of June 30, 2004, our average working interest is 36% across 4,858 gross and 1,756 net undeveloped acres. The primary target in the area is the Lower Wyodak coal which we believe has an average thickness of 90 feet and average depth of 1,900 feet. On the western flank of the project area, both the Big George and Werner coals are viable targets. At December 31, 2003, we held an inventory of 161 identified drilling locations. We have entered into an AMI agreement with several other operators in this area. There is a third party 16 to 20 well pilot project currently dewatering in all three potential formations immediately adjacent to the AMI. As of June 30, 2004, we participated in the drilling of nine Lower Wyodak wells, which are expected to be connected and begin dewatering this year. We are not the operator in this area.

Developed Area

      In addition to our development and exploration activities in the Southern and Central CBM, we own interests in a number of smaller producing properties, which we refer to collectively as the Developed Area. Most of these properties were acquired as a part of a development oriented acquisition. They are generally located in the eastern half of the Powder River Basin and include Little Buffalo Ranch, Goer, Pronghorn, South Coal Gulch, Terra and Kitty. As of June 30, 2004, we had interests in 246 gross and 158 net producing wells in this area, which included CBM wells and 22 gross and 10 net conventional wells. In January 2004, we sold the majority of our conventional properties in the area. These divested properties had estimated net proved reserves of 2.3 Bcfe at December 31, 2003. Excluding these divested properties, our estimated net proved reserves in the Developed Area were 2.8 Bcfe at December 31, 2003.

Williston Basin

       The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and produces oil and natural gas from 11 major geologic horizons that range in depth from approximately 1,000 to over 14,000 feet.

       While we have interests in a substantial number of wells in the Williston Basin, which target several different zones, our exploration and development activities currently are concentrated on two of the producing formations, the Madison and the Red River. Our application of horizontal open hole completions in these formations has yielded significant improvement in the recovery of hydrocarbons from reservoirs compared to vertically drilled and cased well completions in the same type of formations. The basin has established infrastructure and access to materials and services. Moreover, we believe industry competition is less intense than in adjacent gas basins, allowing for more opportunistic acquisitions of assets. Regulatory delays are minimal due to fee ownership of properties, efficient state and local regulatory bodies and reasonable permitting requirements.

       Our total leasehold position in the Williston Basin as of June 30, 2004 consisted of 123,955 gross and 77,004 net undeveloped acres and 10,442 gross and 5,730 net developed acres. Our estimated net proved reserves in the Williston Basin were 19.3 Bcfe at year end 2003. As of June 30, 2004, we had 25 net producing wells and production of 5.7 MMcfe/d for June 2004, with an average working interest of 36%. Our average working interest in the wells we operate is approximately 91%. We have a $20 million capital program planned for 2004 in the Williston Basin, which includes drilling 10 horizontal wells and two horizontal recompletions. Our oil is stored in tanks located at the wellsite and periodically collected by independent oil purchasers.

Madison

       Our development projects within the Madison area lie within the central Williston Basin along the Montana and North Dakota border. The majority of our properties, both producing and prospective, are located within a 50-mile radius of Williston, North Dakota, the major industry service center for the area. The tight concentration of assets and proximate location to a service center allows for efficient operations. As of June 30, 2004, we had 19 net producing wells in the area. Our drilling program targets the Madison formation at depths of 9,000 to 9,500 feet. Our wells are drilled vertically 9,000 to 9,400 feet and then extended laterally up to 4,000 feet through the formation. At December 31, 2003, we held an inventory of 43 identified horizontal drilling locations targeting the Madison formation. As of June 30, 2004, we held 55,276 gross and 38,421 net leasehold acres in the area.

Red River

       Our Red River area lies along the North and South Dakota border on the southern flank of the Williston Basin. As of June 30, 2004, we had two net producing wells in the area. Within this area, we target the B Zone porosity of the Red River formation at approximately 9,300 feet. We believe Red River B porosity is a uniform, widespread, seven to eight feet thick reservoir unit present across the area. The B Zone is one of the primary producing zones along the Cedar Creek Anticline, which trends northwest from our acreage.

       Our total leasehold position in Red River consists of 22,363 gross and 16,915 net undeveloped acres and 1,115 gross and 242 net developed acres, with an average working interest of 73% at June 30, 2004. Our drilling program in Red River is scheduled to begin in 2005, but may be accelerated depending upon capital availability and drilling success in other areas in the basin. Our wells will be drilled vertically 9,000 to 9,400 feet and then extended laterally up to 5,000 feet through the formation. At December 31, 2003, we held an inventory of approximately 45 identified drilling locations in Red River.

Green River Basin

      The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah.

Antelope Hollow

      To make our initial entry into this prospective basin, in June 2004, we acquired leasehold interests in an exploration project consisting of 5,312 gross and 2,072 net undeveloped acres. We have a $1.8 million capital program for the Green River Basin for 2004, which includes acquiring leasehold interests and drilling an exploratory well in this area late in the fourth quarter of 2004.

Denver-Julesburg Basin

       The DJ Basin covers parts of Colorado, Wyoming, Nebraska and Kansas and contains the well known Wattenberg field. Other operators have established production in the Wattenberg field from multiple zones, including the Niobrara formation at depths of 7,000 feet.

Tri-State

       Our focus is in the eastern side of the DJ Basin, which we refer to as our Tri-State area (extending into Colorado, Nebraska and Kansas), targeting potential biogenic gas accumulations in the Niobrara formation at depths less than 2,000 feet. The first Tri-State Niobrara gas discovery occurred in 1919, but ineffective fracture stimulation and low gas price suppressed commercial development until the middle 1970s. As a result, only a small portion of the prospective area has been actively developed. We believe the potential of the Tri-State area can be exploited by using new drilling techniques, with 3-D seismic “bright spot” technology to assess structural complexity, and estimate potentially recoverable gas and determine drilling locations. Our 2004 budget of $0.1 million is allocated for acreage purchases and 2-D and 3-D seismic to evaluate the potential of the area formations, and assumes that additional funds for these activities will be available from selling a portion of our interests in this area. We have acquired 224 miles of 2-D seismic and 24 square miles of 3-D seismic to date, which is currently being evaluated. At June 30, 2004, we had leasehold interests in 366,724 gross and 344,920 net undeveloped acres in this prospect area, with an average working interest of 94%. There are several interstate pipelines in the DJ Basin through which production, if found, can be sold. Within Tri-State, we also are using seismic technology to identify the Lansing/Kansas City formations, which we believe are primarily oil bearing, at depths of 4,000 to 4,800 feet.

Paradox Basin

       The Paradox Basin is located in southwestern Colorado and southeastern Utah, and is adjacent to the San Juan Basin of New Mexico and Colorado. Although the Paradox Basin is generally considered to be an oil prone basin, the application of 3-D seismic and new drilling fluid technology has enabled other operators to commercialize a new gas play in the Lower Honaker Trail formation in San Miguel County, Colorado.

Pine Ridge

       Our current focus in the Paradox Basin is in the Pine Ridge exploration prospect, which is a very early stage exploration concept. We are exploring for gas fields in stratigraphic traps associated with salt diapirs, a geological structure feature characterized by salt intrusion into a rock formation from below. We control 2,042 gross acres and 1,960 net acres in the Pine Ridge prospect, located in San Juan County, Utah. We intend to build our acreage position in this play through acquisitions or other arrangements with acreage owners in the area. We also are in discussions with the U.S. Forest Service and the Bureau of Land Management as we begin the permitting process for a 20 square mile 3-D seismic survey that we have targeted for 2005.

Yellow Jacket

       In the first six months of 2004, we acquired 6,949 gross acres and 4,363 net acres in Yellow Jacket. This prospect is a fractured shale play that will target natural gas at depths of 4,500 to 6,500 feet. We plan to continue to acquire further leasehold acreage through the remainder of 2004.

Review of Development Areas

       The following table reviews the information regarding our key development areas discussed above:

			Identified
			Drilling
		Average	Locations (2)		2004
		Working			Capital
Development Area	Basin	Interest (1)	Total	2004	Budget (3)

					(in millions)
Cave Gulch	Wind River	90%	65	13	$30
Cooper Reservoir	Wind River	98	124	30	48
Wallace Creek/ Stone Cabin	Wind River	99	58	12	32
Hill Creek	Uinta	65	5	1	8
Nine Mile Canyon	Uinta	100	228	15	47
Powder River CBM	Powder River	80	993	245	25
Williston	Williston	36 (4)	100	10	20

(1)	Average working interest is based on June 2004 production, including operated and non-operated properties.

(2)	For each development area, identified drilling locations represent total gross locations specifically identified and scheduled by management as of December 31, 2003 as an estimate of our future multi-year drilling activities on existing acreage. Of the total identified drilling locations shown in the table, 242 are classified as PUDs. Of the 2004 identified drilling locations, 155 are classified as PUDs. During the six months ended June 30, 2004, 97 of the identified drilling locations shown in the table were drilled, including 59 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal conditions, natural gas and oil prices, costs, drilling results and other factors. For a more complete description of our proposed activities, see “Business — Our Properties”.

(3)	Includes budgeted drilling expenditures as well as exploration and facilities costs for the area.

(4)	We operated 76% of our June 2004 production in the Williston Basin, with an average working interest of 91% per operated well.

Review of Exploration Projects

      The following table reviews our exploration projects discussed above:

				Average
		Project Net		Working	Planned 2004 Exploratory
Exploration Project	Basin	Acreage (1)		Interest (2)	Activities (3)

Cave Gulch/ Waltman (4)	Wind River	15,101		78%	Assess deep prospect
Cooper Reservoir (4)	Wind River	10,496		76	Drill one deep well
East Madden	Wind River	21,414		53	Drill one deep well
Pommard	Wind River	2,200		100	Drill one deep well
Stone Cabin (4)	Wind River	12,342		82	Drill three wells
Talon	Wind River	72,539		32	Drill three wells
Wallace Creek (4)	Wind River	22,788		82	Drill five wells
Windjammer	Wind River	7,311		33	3-D seismic program
Garmesa	Uinta	8,217		42	3-D seismic program
Lake Canyon	Uinta	44,162		79	Drill two wells
Nine Mile Canyon (4)	Uinta	38,404	(5)	91	3-D seismic program, drill six wells
Nine Mile Canyon Deep	Uinta	43,227	(5)	92	3-D seismic program
Hook	Uinta	846		97	Acreage acquisition
Wyodak/Big George	Powder River	60,314		67	Two pilot programs and five additional wells
Red River	Williston	17,156		73	Assess drilling prospects
Madison (4)	Williston	38,421		70	Drill three wells
Antelope Hollow	Green River	2,072		39	Acreage acquisition, drill one well
Tri-State	DJ	344,920		94	2-D and 3-D seismic program
Pine Ridge	Paradox	1,960		96	Permitting for 3-D seismic program
Yellow Jacket	Paradox	4,363		63	Acreage acquisition

(1)	Project net acreage is the amount of our net leasehold acreage at June 30, 2004 that we have associated with each of our exploration projects.

(2)	Average working interest is based on leasehold acreage at June 30, 2004.

(3)	Although we have included our planned exploratory activities in our 2004 capital budget, our actual activities may change depending on regulatory approvals, seasonal conditions and other factors.

(4)	Represents an exploration project that extends from an existing development project.

(5)	The Nine Mile Canyon and Nine Mile Canyon Deep exploration projects share surface acreage.

Oil and Gas Data

Proved Reserves

       The following table presents our estimated net proved natural gas and oil reserves and the present value of our estimated proved reserves at December 31, 2002, and December 31, 2003, based on a reserve report prepared by us and reviewed in its entirety by our independent petroleum engineers. All our proved reserves included in the reserve report are located in North America. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates in the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. When compared on a well-by-well or lease-by-lease basis, some of our estimates of net proved reserves are greater and some are less than the estimates of our independent petroleum engineers. However, our internal estimates of total net proved reserves are within 10% of those estimated by our independent petroleum engineers. Copies of the review reports prepared by our independent petroleum engineers are attached as Appendices B and C. Our estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency other than the Securities and Exchange Commission in connection with this offering. The PV-10 and Standardized Measure shown in the table are not intended to represent the current market value of our estimated natural gas and oil reserves.

	As of
	December 31,

	2002	2003

Estimated Net Proved Reserves (1):
Natural gas (Bcf)	101.8	180.9
Oil (MMBbls)	2.9	3.9
Total (Bcfe)	119.1	204.2
Percent proved developed	75.1%	62.5%
PV-10 (in millions) (2)	$178.6	$520.8
Standardized Measure (in millions) (3)	153.5	404.8

(1)	Excludes estimated proved reserves of 10.9 Bcfe with a PV-10 of $17.8 million related to properties held for sale as of December 31, 2002.

(2)	Represents present value, discounted at 10% per annum, of estimated future net cash flows before income tax of our estimated proved reserves. In accordance with SEC requirements, our reserves and the future net revenues were determined using the prices for natural gas and oil that we realized at each of December 31, 2002, and December 31, 2003, which were $3.12 per MMBtu of gas and $31.35 per barrel of oil at December 31, 2002, and $5.58 per MMBtu of gas and $32.55 per barrel of oil at December 31, 2003. Includes PV-10 of $17.8 million associated with proved reserves for properties held for sale at December 31, 2002. These prices were adjusted by lease for quality, transportation fees and regional price differences. Giving effect to hedging transactions based on prices current at such dates, our PV-10 would have been $196.8 million at December 31, 2002 and $505.7 million at December 31, 2003.

(3)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

       Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

       The data in the above table represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. While information available to us at the time our reserves were estimated may have led us to believe these reserves would be produced with some certainty, results of drilling, testing and production, and increases in the costs of some of these activities, after the date of the estimate may justify revisions. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. See “Risk Factors”.

       Our independent engineers perform a well-by-well review of all of our properties and of our estimates of proved reserves and then provide us with their reports concerning our estimates. Copies of their reports are included as Appendix B and Appendix C to this prospectus. Ryder Scott Company, L.P. provided us with a report stating its opinion that the methods and techniques used in preparing our reserve report are in accordance with generally accepted procedures for the determination of reserves, and that, in its judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated would be within 10% of those estimated by Ryder Scott Company, L.P. Netherland, Sewell & Associates, Inc. stated in its report that our estimates of proved oil and gas reserves and future revenue as shown in its report and in certain computer printouts in its office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. In a well by well comparison by the independent engineers, differences of greater or less than 10% exist. In the case of the properties reviewed by each of the two independent engineers, our estimates of proved reserves at December 31, 2003 in the aggregate were 6.7% above those of Ryder Scott Company, L.P. and 5.1% above Netherland, Sewell & Associates, Inc.

       Because the independent engineers do not state the degree of their concurrence with the accuracy of our estimates for the proved reserves attributable to our interest in any specific basin, property or well, it is possible that their estimates may differ for each of the basins. This could occur if the differences between the independent engineers’ estimates and our estimates with respect to the individual basins resulted in offsetting one another when aggregated for all properties covered by the report.

       Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The PV-10 shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

       From time to time, we engage Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. to review and/or evaluate the reserves of properties that we are considering purchasing and to provide technical consulting on well testing. Neither Ryder Scott Company, L.P. nor Netherland, Sewell & Associates, Inc. nor any of their respective employees has any interest in those properties and the compensation for these engagements is not contingent on their estimates of reserves and future cash inflows for the subject properties.

Production and Price History

       The following table sets forth information regarding net production of oil, natural gas and natural gas liquids, and certain price and cost information for each of the periods indicated:

	Period from
	January 7, 2002
	(inception)
	through	Year Ended	Six Months
	December 31,	December 31,	Ended June 30,
	2002 (1)	2003	2004

Production Data:
Natural gas (MMcf) (2)	6,370	16,315	14,060
Oil (MBbls)	27	328	228
Combined volumes (MMcfe)	6,532	18,283	15,428
Daily combined volumes (MMcfe/d)	23.5	50.1	84.8

Average Prices (3):
Natural gas (per Mcf)	$2.39	$4.03	$4.88
Oil (per Bbl)	27.99	28.85	34.53
Combined (per Mcfe)	2.45	4.12	4.95

Average Costs (per Mcfe):
Lease operating expense	$0.34	$0.46	$0.47
Gathering and transportation expense	0.04	0.20	0.16
Production tax expense	0.31	0.54	0.62
Depreciation, depletion and amortization	1.40	1.68	2.01
General and administrative	0.86	0.79	0.58

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our first properties.

(2)	Production of natural gas liquids is included in natural gas revenues and production. Production data excludes production associated with properties held for sale.

(3)	Includes the effects of hedging transactions, which reduced average gas prices by $0.48 per Mcf in 2003 and $0.33 per Mcf in the six months ended June 30, 2004.

Productive Wells

       The following table sets forth information at June 30, 2004, relating to the productive wells in which we owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Gas		Oil

	Gross	Net	Gross	Net
Basin	Wells	Wells	Wells	Wells

Wind River	124	116	2	1
Uinta	21	17	—	—
Powder River (1)	245	180	47	8
Williston	—	—	84	25
Total	390	313	133	34

(1)	The five wells that had completions in more than one zone are each shown as only one gross well.

Developed and Undeveloped Acreage

       The following table sets forth information as of June 30, 2004 relating to our leasehold acreage.

	Developed		Undeveloped
	Acreage (1)		Acreage (2)

Basin	Gross (3)	Net (4)	Gross (3)	Net (4)

Wind River	7,457	6,084	398,861	167,718
Uinta	5,478	5,171	121,416	94,914
Powder River	23,543	16,500	88,876	56,428
Williston	10,422	5,730	123,955	77,004
Green River	—	—	5,312	2,072
Denver-Julesburg	—	—	366,724	344,920
Paradox	—	—	8,991	6,322
Other	1,783	244	34,342	15,603

Total	48,683	33,729	1,148,477	764,981

(1)	Developed acres are acres spaced or assigned to productive wells.

(2)	Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(4)	A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

       Many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. We generally have been able to obtain extensions of the primary terms of our federal leases for the period that we have been unable to obtain drilling permits due to a pending EA, Environmental Impact Statement or related legal challenge. The following table sets forth as of

June 30, 2004 the expiration periods of the gross and net acres that are subject to leases summarized in the above table of undeveloped acreage.

	Undeveloped Acres
	Expiring

Six Months Ending:	Gross	Net

December 31, 2004	20,752	9,073

Twelve Months Ending:

December 31, 2005	101,741	43,181
December 31, 2006	53,771	24,563
December 31, 2007	112,277	80,858
December 31, 2008	373,472	336,838
December 31, 2009 and later (1)	486,464	270,468

Total	1,148,477	764,981

(1)	Includes 309,308 gross and 128,913 net undeveloped acres held by production from other leasehold acreage or held by federal units.

Drilling Results

       The following table sets forth information with respect to wells completed during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, regardless of whether they produce a reasonable rate of return.

	Period from
	January 7, 2002
	(inception)
	through		Year Ended		Six Months
	December 31,		December 31,		Ended June 30,
	2002		2003		2004

	Gross	Net	Gross	Net	Gross	Net

Development:
Productive	3	2.8	84	72.3	71	67.5
Dry	—	—	1	1.0	2	1.7
Exploratory:
Productive	—	—	5	5.0	1	1.0
Dry	—	—	2	1.5	—	—
Total:
Productive	3	2.8	89	77.3	72	68.5
Dry	—	—	3	2.5	2	1.7

       As of June 30, 2004, we had 115 gross and 98 net wells in the process of drilling, completing or dewatering that are not reflected in the above table.

      From inception through June 30, 2004, we participated in drilling 284 gross wells, of which 164 were completed as producing, 115 were in process of completing or dewatering and five were dry holes. Also during that time, we recompleted 37 gross wells, which are not included in the totals above.

Operations

General

       In general, we serve as operator of wells in which we have a greater than 50% interest. In addition, we seek to be operator of wells in which we have lesser interests. As operator, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. We do not own drilling rigs or other oil field services equipment used for drilling or maintaining wells on properties we operate. Independent contractors engaged by us provide all the equipment and personnel associated with these activities. We employ drilling, production, and reservoir engineers, geologists and other specialists who work to improve production rates, increase reserves, and lower the cost of operating our natural gas and oil properties.

Marketing and Customers

       We market the majority of the natural gas and oil production from properties we operate for both our account and the account of the other working interest owners in these properties. We sell substantially all of our production to a variety of purchasers under short-term contracts or spot gas purchase contracts ranging anywhere from one day to seven months, all at market prices. We normally sell production to a relatively small number of customers, as is customary in the exploration, development and production business. However, based on the current demand for natural gas and oil and availability of other purchasers, we believe that the loss of any one or all of our major purchasers would not have a material adverse effect on our financial condition and results of operations. For a list of our purchasers that accounted for 10% or more of our natural gas and oil revenues during the last two calendar years, see “Notes to Consolidated Financial Statements — Note 12 — Significant Customers and Other Concentrations”.

       We enter into hedging transactions with unaffiliated third parties for portions of our natural gas production to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in gas prices. For more a detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and “— Quantitative and Qualitative Disclosures About Market Risk”.

       We incur gathering and transportation expenses to move our natural gas from the wellhead to a purchaser-specified delivery point. These expenses vary based on the volume and distance shipped, and the fee charged by the third party transporter. We have two firm transportation agreements. The first agreement is with Questar Pipeline Company for 8,500 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $45,000 for one year beginning in March 2004. The other agreement is with Cheyenne Plains Company for 9,000 MMBtu of guaranteed pipeline capacity for 12 years and three months beginning upon completion of the pipeline, expected in January 2005, with an annual commitment of $1,117,000 and for 5,000 MMBtu/d of guaranteed pipeline capacity for an additional year thereafter. Our natural gas and oil are transported through third party gathering systems and pipelines. Transportation space on these gathering systems and pipelines is occasionally limited and at times unavailable because of repairs or improvements, or as a result of priority transportation agreements with other gas shippers. While our ability to market our natural gas has been only infrequently limited or delayed, if transportation space is restricted or is unavailable, our cash flow from the affected properties could be adversely affected.

Competition

       The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may be able to absorb the burden of existing, and any changes to, federal, state, local and Native American tribal laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Title to Properties

       As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property. We have obtained title opinions on substantially all of our producing properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing natural gas and oil leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion. Our natural gas and oil properties are subject to customary royalty and other interests, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect our carrying value of the properties.

Seasonal Nature of Business

       Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. Seasonal weather conditions and lease stipulations can limit our drilling and producing activities and other oil and natural gas operations in certain areas of the Rocky Mountain region. These seasonal anomalies can increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations.

Environmental Matters and Regulation

       General. Our operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our operations are subject to the same environmental laws and regulations as other companies in the oil and gas exploration and production industry. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from our operations; and

•	with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement.

       These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and the federal and state agencies frequently revise the environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements for the oil and gas industry could have a significant impact on our operating costs. We believe that we substantially comply with all current applicable environmental laws and regulations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. However, we cannot predict the passage of or quantify the potential impact of more stringent future laws and regulations at this time. For the year ended December 31, 2003, we did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of our facilities. As of the date of this prospectus, we are not aware of any environmental issues or claims that will require material capital expenditures during 2004 or that will otherwise have a material impact on our financial position or results of operations.

       The environmental laws and regulations which could have a material impact on the oil and natural gas exploration and production industry are as follows:

       National Environmental Policy Act. Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will have an EA prepared that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed EIS that may be made available for public review and comment. All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

       Waste Handling. The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, affect oil and gas exploration and production activities by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of “hazardous wastes” and on the disposal of non-hazardous wastes. Under the auspices of the Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil, natural gas, or geothermal energy constitute “solid wastes”, which are regulated under the less stringent non-hazardous waste provisions, but there is no guarantee that the EPA or the individual states will not adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation. Indeed, legislation has been proposed from time to time in Congress to re-categorize certain oil and gas exploration and production wastes as “hazardous wastes”.

       We believe that we are currently in substantial compliance with the requirements of RCRA and related state and local laws and regulations, and that we hold all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we do not believe the current costs of managing our wastes as they are presently classified to be significant, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes.

       Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “superfund” law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site, or site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substance. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of our operations, we generate wastes that may fall within CERCLA’s definition of “hazardous substances”. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA for all or part of the costs to clean up sites at which such “hazardous substances” have been deposited.

       Water Discharges. The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and gas wastes, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or the state. These prescriptions also prohibit the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by a permit issued by the U.S. Army Corps of Engineers. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the federal Clean Water Act and analogous state laws and regulations. We maintain all required discharge permits necessary to conduct our operations, and we believe we are substantial compliance with the terms thereof.

       Air Emissions. The Federal Clean Air Act, and associated state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Some of our new facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. These regulations may increase the costs of compliance for some facilities federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. We believe that we are in substantial compliance with all air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations.

       Other Laws and Regulation. In 1997, numerous countries reached agreement on the Kyoto Protocol to the United Nations Framework Convention on Climate Change. If the Protocol enters into force, adopting countries would be required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, that are suspected of contributing to global warming. The Bush administration has indicated it will not support ratification of the Protocol, and Congress has resisted recent proposed legislation directed at reducing greenhouse gas emissions. However, there has been support in various regions of the country for legislation that requires reductions in greenhouse gas emissions, and some states have already adopted legislation addressing greenhouse gas emissions from certain greenhouse gas emission sources, primarily power plants. The oil and natural gas exploration and production industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Our operations are not adversely impacted by current state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

       Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Other Regulation of the Oil and Gas Industry

       The oil and gas industry is extensively regulated by numerous federal, state and local authorities, including Native American tribes. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, and Native American tribes are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

       Drilling and Production. Our operations are subject to various types of regulation at federal, state, local and Native American tribal levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties, municipalities and Native American tribes, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the rates of production or “allowables”;

•	the surface use and restoration of properties upon which wells are drilled and other third parties;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

       State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of natural gas and oil we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

       Natural Gas Sales Transportation. Historically, federal legislation and regulatory controls have affected the price of the natural gas we produce and the manner in which we market our production. The Federal Energy Regulatory Commission, or FERC, has jurisdiction over the transportation and sale for resale of natural gas in interstate commerce by natural gas companies under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. Since 1978, various federal laws have been enacted which have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in “first sales”, which include all of our sales of our own production.

       FERC also regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Commencing in 1985, FERC promulgated a series of orders, regulations and rule makings that significantly fostered competition in the business of transporting and marketing gas. Today, interstate pipeline companies are required to provide nondiscriminatory transportation services to producers, marketers and other shippers, regardless of whether such shippers are affiliated with an interstate pipeline company. FERC’s initiatives have led to the development of a competitive, unregulated, open access market for gas purchases and sales that permits all purchasers of gas to buy gas directly from third-party sellers other than pipelines. However, the natural gas industry historically has been very heavily regulated; therefore, we cannot guarantee that the less stringent regulatory approach recently pursued by FERC and Congress will continue indefinitely into the future nor can we determine what affect, if any, future regulatory changes might have on our natural gas related activities.

       Under FERC’s current regulatory regime, transmission services must be provided on an open-access, non-discriminatory basis at cost-based rates or at market-based rates if the transportation market at issue is sufficiently competitive. Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and instate waters. Although its policy is still in flux, FERC recently has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting gas to point-of-sale locations.

       Operations on Native American Reservations. A portion of our leases in the Uinta basin are, and some of our future leases in this and other areas may be, regulated by Native American tribes. In addition to regulation by various federal, state and local agencies and authorities, an entirely separate and distinct set of laws and regulations applies to lessees, operators and other parties within the boundaries of Native American reservations. Various federal agencies within the U.S. Department of the Interior, particularly the Minerals Management Service and the Bureau of Indian Affairs, together with each Native American tribe, promulgate and enforce regulations pertaining to oil and gas operations on Native American reservations. These regulations include lease provisions, royalty matters, drilling and production requirements, environmental standards, and numerous other matters.

       Native American tribes are subject to various federal statutes and oversight by the Bureau of Indian Affairs. However, each Native American tribe is a sovereign nation and has the right to enforce certain other laws and regulations entirely independent from federal, state and local statutes and regulations, as long as they do not supersede or conflict with such federal statutes. These tribal laws and regulations include various fees, taxes, requirements to employ Native American tribal members, and numerous other conditions that apply to lessees, operators, and contractors conducting operations within the boundaries of an Native American reservation. Further, lessees and operators within an Native American reservation are subject to the Native American tribal court system, unless there is a specific waiver of sovereign immunity by the Native American tribe allowing resolution of disputes between the Native American tribe and those lessees or operators to occur in federal or state court.

       Therefore, we are subject to various laws and regulations pertaining to Native American tribal surface ownership, Native American oil and gas leases, fees, taxes, and other burdens, obligations and issues unique to oil and gas ownership and operations within Native American reservations. One or more of these requirements may increase our costs of doing business on Native American tribal lands and have an impact on the economic viability of any well or project on those lands.

Employees

       As of August 31, 2004, we have 125 full time employees, including 16 geologists and geophysicists, 16 petroleum engineers and seven land and regulatory professionals. Of our 125 full time employees, 91 work in our Denver office and 34 are in our district and field offices. We also contract for the services of independent consultants involved in land, regulatory, accounting, financial and other disciplines as needed. None of our employees are represented by labor unions or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Offices

       We currently lease approximately 39,400 square feet of office space in Denver, Colorado at 1099 18th Street, where our principal offices are located. The lease for our Denver office expires in January 2009. We also have field offices in Gillette, Wyoming and Roosevelt, Utah. The lease for the Gillette office expires in June 2005 and the lease for the Roosevelt office is on a month-to-month basis. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed.

Legal Proceedings

       We are not a party to any material pending legal or governmental proceedings, other than ordinary routine litigation incidental to our business. While the ultimate outcome and impact of any proceeding cannot be predicted with certainty, our management believes that the resolution of any proceeding will not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors and Other Key Employees

       The following table sets forth information regarding our eight executive officers, our directors and other key employees as of August 31, 2004.

Name	Age	Position

William J. Barrett	75	Chief Executive Officer, Chairman and Director
J. Frank Keller	60	Chief Operating Officer, Vice Chairman and Director
Fredrick J. Barrett	43	President and Director
Thomas B. Tyree, Jr.	43	Chief Financial Officer
Robert W. Howard	50	Executive Vice President — Finance and Investor Relations, and Treasurer
Dominic J. Bazile II	45	Senior Vice President — Operations and Engineering
Francis B. Barron	42	Senior Vice President — General Counsel and Corporate Secretary
Huntington T. Walker	49	Vice President — Land
Terry R. Barrett	44	Vice President — Exploration, Northern Division
Kurt M. Reinecke	45	Vice President — Exploration, Southern Division
Wilfred R. Roux	46	Vice President — Geophysics
Richard Aube	35	Director
Henry Cornell	48	Director
James M. Fitzgibbons	69	Director
Jeffrey A. Harris	48	Director
Roger L. Jarvis	50	Director
Philippe S. E. Schreiber	63	Director
Randy Stein	51	Director

       Each of William J. Barrett, Fredrick J. Barrett and J. Frank Keller may be deemed to be a promoter and founder of the Company due to his initiative in organizing the Company. William J. Barrett is the father of Fredrick J. Barrett and Terry R. Barrett and the brother-in-law of J. Frank Keller.

Executive Officers and Other Key Employees

       William J. Barrett. Mr. Barrett has served as our Chairman of the Board, Chief Executive Officer and a Director since our inception in January 2002. Mr. Barrett founded Barrett Resources Corporation (“Barrett Resources”), which was acquired in August 2001 by The Williams Companies. Mr. Barrett served as the Chief Executive Officer of Barrett Resources from December 1983 until November 18, 1999, except for the period from July 1, 1997 through March 23, 1998. He also served Barrett Resources as Chairman of the Board from September 1994 until March 2000, and as President from December 1983 until September 1994. From March 2000 until November 2001, Mr. Barrett was retired. From November 2001 until the formation of the Company in January 2002, Mr. Barrett consulted on the establishment of the Company and its planned activities. Prior to 1983, Mr. Barrett held various positions with several other oil and gas companies.

       J. Frank Keller. Mr. Keller has served as our Vice Chairman of the Board, Chief Operating Officer and a Director since our inception in January 2002. Mr. Keller was a co-founder of Barrett Resources and served as Barrett Resources’ Executive Vice President from 1983 until Barrett

Resources was acquired by The Williams Companies in August 2001. He also served as Chief Financial Officer of Barrett Resources from 1995 until July 2001, as a director from 1983 until 2000, and as Secretary from 1983 until 1997. From August 2001 until January 2002, Mr. Keller served as a consultant, including with respect to the establishment of the Company and its planned activities.

       Fredrick J. Barrett. Mr. Barrett has served as our President and a Director since our inception in January 2002. Mr. Barrett served as senior geologist of Barrett Resources and its successor in the Rocky Mountain Region from 1997 through 2001, and as geologist from 1989 to 1996. From 1987 to 1989, Mr. Barrett was a partner in Terred Oil Company, a private oil and gas partnership providing geologic services for the Rocky Mountain Region. From 1983 to 1987, Mr. Barrett worked as a project and field geologist for Barrett Resources.

       Thomas B. Tyree, Jr. Mr. Tyree has served as our Chief Financial Officer since February 2003. From August 1989 until January 2003, Mr. Tyree was employed by Goldman, Sachs & Co., most recently as a Managing Director in the Investment Banking Division, working with oil and gas companies. From 1983 to 1987, Mr. Tyree was employed by Bankers Trust Company as an Associate in corporate finance.

       Robert W. Howard. Mr. Howard has served as our Executive Vice President — Finance and Investor Relations since January 2004 and as our Treasurer since our inception in January 2002. From February 2003 until January 2004, Mr. Howard served as our Executive Vice President — Finance and Accounting. From January 2002 until February 2003, Mr. Howard served as our Chief Financial Officer; from our inception in January 2002 until February 2004, Mr. Howard served as our Secretary; and from January 2002 until March 2002 he served as a Director of the Company. From August 2001 until December 2001, Mr. Howard served as Vice President — Finance and Administration and a director of AEC Oil & Gas (USA) Inc., an indirect subsidiary of Alberta Energy Company, Ltd., an oil and gas exploration and development company that subsequently was acquired by EnCana Corporation. Mr. Howard served as Senior Vice President — Investor Relations and Corporate Development of Barrett Resources from February 1999 until August 2001. Mr. Howard previously served as Barrett Resource’s Senior Vice President beginning in March 1992 and as Treasurer beginning in March 1986.

       Dominic J. Bazile II. Mr. Bazile has served as Senior Vice President — Operations and Engineering since May 2003 and previously served as our Vice President of Operations beginning in February 2002. Prior to joining us, Mr. Bazile was employed by Barrett Resources and its successor from July 1995 until January 2002, including serving as Drilling Manager.

       Francis B. Barron. Mr. Barron has served as Senior Vice President — General Counsel and Secretary since March 2004. Mr. Barron was a partner at the Denver, Colorado office of Patton Boggs LLP from February 1999 until February 2004, practicing corporate, securities and general business law. Prior to February 1999, Mr. Barron was a partner of and served as an associate at Bearman Talesnick & Clowdus Professional Corporation, a Denver law firm. Mr. Barron’s clients included publicly-traded oil and gas companies.

       Huntington T. Walker. Mr. Walker has served as Vice President — Land since our inception in January 2002. From June 1981 through December 2001, Mr. Walker was self employed in the oil and gas industry as an independent landman performing consulting work for various clients including Barrett Resources and investing in oil and gas properties for his own account. From May 1979 through June 1981, Mr. Walker was employed by Hunt Energy Corporation in their Denver Office.

       Terry R. Barrett. Mr. Barrett has served as Vice President — Exploration, Northern Division, since our inception in January 2002. From 1989 to 2001, Mr. Barrett served as Senior Geologist or Project Geologist in numerous Rocky Mountain basins for Barrett Resources Corporation, prior to the acquisition of that company by The Williams Companies. He served as Senior Geologist for approximately five months with The Williams Companies from August through December 2001. From 1987 to 1989, Mr. Barrett was a general partner in Terred Oil Company, a private oil and gas partnership providing geologic services for the Rocky Mountain Region. From 1983 to 1987, Mr. Barrett worked as a contract project and field geologist for Barrett Resources.

       Kurt M. Reinecke. Mr. Reinecke has served as Vice President — Exploration, Southern Division since our inception in January 2002. From 1985 to 2001, Mr. Reinecke served as a Senior Exploration Geologist or Operations Geologist in numerous Rocky Mountain and Mid-Continent basins for Barrett Resources Corporation, prior to the acquisition of that company by The Williams Companies.

       Wilfred R. (Roy) Roux. Mr. Roux has served as Vice President — Geophysics since February 2002. Prior to joining us, Mr. Roux was employed by Barrett Resources and its successor from July 1995 until January 2002, including as Senior Geoscientist and Senior Geophysicist. Mr. Roux’s responsibilities with us include overseeing our implementation and use of technology and geophysical data.

Outside Directors

       Richard Aube. Mr. Aube has served as a Director of the Company since October 2003. Mr. Aube is currently a Principal of JPMorgan Partners, LLC, a global private equity company affiliated with J.P. Morgan Chase & Co. Prior to joining JPMorgan Partners, LLC in 2000, Mr. Aube was a Partner of the Beacon Group for seven years. Prior to that, Mr. Aube worked as an investment banker in the Natural Resources Group at Morgan Stanley & Co., Incorporated. He currently serves as a director of other private companies.

       Henry Cornell. Mr. Cornell has been a director of the Company since 2002. Mr. Cornell is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co., which he joined in 1984. He is a member of the global Merchant Banking Investment Committees for both the firm’s Corporate and Real Estate investment activities. Mr. Cornell also serves on the Board of Directors of Ping An Insurance Company of China and the American Golf Corporation, LLC.

       James M. Fitzgibbons. Mr. Fitzgibbons has been a director since July 2004. Mr. Fitzgibbons also has served as a Director/ Trustee of Dreyfus Laurel Funds, a series of mutual funds, since 1994. From January 1998 until 2001, Mr. Fitzgibbons served as Chairman of the Board of Davidson Cotton Company. From January 1994 until it was sold in August 2001, Mr. Fitzgibbons served as a director of Barrett Resources, for which he also served as a director from July 1987 until October 1992. From October 1990 through December 1997, Mr. Fitzgibbons was Chairman of the Board and Chief Executive Officer of Fieldcrest Cannon, Inc.

       Jeffrey A. Harris. Mr. Harris has been a Director of the Company since 2002. Mr. Harris has served since 1988 as a Managing Director of Warburg Pincus LLC, which he joined in 1983. Mr. Harris’ responsibilities include involvement in investments in energy, technology and other industries. Mr. Harris has served as a director of Spinnaker Exploration, Inc., a publicly traded oil and gas company, since 1996 and serves on Spinnaker’s Compensation Committee. Mr. Harris also serves as a director of Proxim, Inc., a publicly traded provider of wireless networking equipment, since July 2003. Mr. Harris is a director of Knoll, Inc. and other private companies.

       Roger L. Jarvis. Mr. Jarvis has been a Director of the Company since 2002. Mr. Jarvis has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company since 1996 and as Chairman of the Board of Spinnaker since 1998. From 1986 to 1994, Mr. Jarvis served in various capacities with King Ranch Inc. and its subsidiary, King Ranch Oil and Gas, Inc., including Chief Executive Officer, President and Director of King Ranch Inc. and Chief Executive Officer and President of King Ranch Oil and Gas, Inc., where he expanded its activities in the Gulf of Mexico. Mr. Jarvis is a director of National-Oilwell, Inc.

       Philippe S.E. Schreiber. Mr. Schreiber has been a Director of the Company since February 2002. Mr. Schreiber is an independent lawyer and business consultant. Mr. Schreiber served as a director of Barrett Resources from 1985 until 2001. From August 1985 through December 1998, he was a partner of, or of counsel to, the law firm of Walter, Conston, Alexander & Green, P.C. in New York, New York. Since 1991, Mr. Schreiber has served as a director of the United States principal affiliate of The Mayflower Corporation plc (in Administration), which was a publicly-listed company in the United Kingdom until it filed for creditor protection in April 2004. The United States affiliated companies of the Mayflower Corporation plc (in Administration) are not subject to any bankruptcy or creditor protection proceedings and Mr. Shreiber has not served as an officer or director of the Mayflower Corporation plc (in Administration). Mr. Schreiber also serves as a director of other private companies.

       Randy Stein. Mr. Stein has served as a director and the chair of audit committee since July 2004. Mr. Stein is a self-employed tax and business consultant. From July 2000 until its sale in June 2004, Mr. Stein was a director of Westport Resources Corporation, a Denver based oil and natural gas exploration and development company, where Mr. Stein served as the chair of the Audit Committee. Mr. Stein has served since 2001 as a director of Koala Corporation, a Denver based public company engaged in the design, production and marketing of family convenience products, where he serves on the audit and compensation committees. He also was a principal at PricewaterhouseCoopers LLP, formerly Coopers & Lybrand LLP, from November 1986 to June 30, 2000.

Management Philosophy

      The Company is managed on a day-to-day basis by a team of eight executive officers that includes William J. Barrett, our Chief Executive Officer; J. Frank Keller, our Chief Operating Officer; Frederick J. Barrett, our President; Thomas B. Tyree, Jr., our Chief Financial Officer; Robert W. Howard, our Executive Vice President — Finance and Investor Relations; Dominic J. Bazile II, our Senior Vice President — Operations and Engineering; Francis B. Barron, our Senior Vice President — General Counsel; and Huntington T. Walker, our Vice President — Land. Our executive management team meets formally on a weekly basis and informally on a daily basis. Interaction among the executive officers is intense, candid and highly cooperative, reflecting a team-oriented management philosophy that defines the culture of our company. All of our executive officers successfully worked together, as officers and advisors, for many years with Barrett Resources and now with Bill Barrett Corporation.

      Our Chief Executive Officer, William J. Barrett, intends to continue to actively manage the operations of our company. Our Chief Operating Officer, President, Chief Financial Officer and General Counsel report directly to Mr. Barrett. Our President, Fredrick J. Barrett, manages the exploration side of our business, which includes four dedicated, multi-functional basin teams, as well as our Geophysics and Information Technology teams. Each of our basin teams — Wind River, Uinta/ Paradox/ DJ, Powder River and Williston — is led by a senior manager of the Company with extensive experience in his respective region of operations. Our basin team leaders manage their regions as separate business units, with responsibility for exploration, production, land, acquisitions, capital budgeting, and other functions relevant to their respective regions, including the continuing generation of new geologic play concepts. Each team works very closely with our Operations Department, which is managed by our Chief Operating Officer, J. Frank Keller. Our basin teams are directly accountable for the performance of their respective basins, which is measured based on production, cash flow, cost structure, exploration and development success and other factors.

       Our executive officers and board of directors view our employees as our greatest asset, and recognize the importance of identifying talented individuals and preparing them for senior management positions. An executive development plan has been formulated and implemented, which provides increasing levels of responsibility and training for those employees who could ultimately succeed to senior management positions within our company. Several individuals have been identified and are being developed as candidates for various of our executive positions. In addition to these internal candidates, the board and management, as a matter of course, monitor other individuals within as well as outside of our company.

Board of Directors

       We currently have ten directors. Our restated certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2005, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2006 and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2007. The Class I directors are                     , the Class II directors are                     and the Class III directors are                     . At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Amendments to our Certificate of Incorporation and Bylaws” and “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation, Bylaws and Policies — Amendments to our Certificate of Incorporation and Bylaws” and “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation, Bylaws, and Policies — Delaware Anti-Takeover Statute”.

       In addition, our restated bylaws will provide that the authorized number of directors, which shall constitute the whole board of directors, may be changed by a resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Vacancies and newly created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

       Each of our current directors were nominated in accordance with provisions of a stockholders’ agreement entered into at the time of the initial Series B preferred stock investment. These stockholders’ agreement provisions will automatically terminate upon the closing of this initial public offering.

Committees of the Board

       Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Following the completion of this offering, the members of these committees may change.

       Audit Committee. Our audit committee currently consists of Messrs. Aube, Cornell, Harris and Schreiber. Messrs.                     ,                     ,                     are “independent” under the standards of the New York Stock Exchange and SEC regulations. In addition, the board of directors has determined that Mr.                     is an “audit committee financial expert”, as defined under the rules of the SEC. As required by the standards of the New York Stock Exchange, within one year following this offering, the audit committee will consist solely of independent directors. Our audit committee operates pursuant to a formal written charter. This committee oversees, reviews, acts on and reports to our board of directors on various auditing and accounting matters including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements.

       Compensation Committee. Our compensation committee currently consists of Messrs. Aube, Cornell, Harris, Jarvis and Schreiber. Messrs.                     ,                     are “independent” under the standards of the New York Stock Exchange and SEC regulations. As required by the standards of the New York Stock Exchange, within one year from the date of listing, the compensation committee will consist solely of independent directors. Our compensation committee operates pursuant to a formal written charter. This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans.

       Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Messrs. Aube, Cornell, Harris, Jarvis and Schreiber. Messrs.  are “independent” under the standards of the New York Stock Exchange and SEC regulations. As required by the standards of the New York Stock Exchange, within one year from the date of listing, the nominating and corporate governance committee will consist solely of independent directors. Our nominating and corporate governance committee operates pursuant to a formal written charter. This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors, develops and oversees our internal corporate governance processes and maintains a management succession plan.

Compensation Committee Interlocks and Insider Participation

       The compensation committee consists of Messrs. Aube, Cornell, Harris, Jarvis and Schreiber, all of whom are non-employee directors. None of these individuals has ever been an officer or employee for our company. In addition, none of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or on our compensation committee.

Director Compensation

       Our directors who are not employees of our company and who were not nominated by the investors in our Series B preferred stock (“Outside Directors”) receive a meeting attendance fee of $          for each board meeting attended in person and $          for each telephone meeting lasting over 15 minutes. In addition, each of the Outside Directors received options to purchase                      shares of common stock for            per share and options to purchase                      shares of common stock for            per share pursuant to our 2002 Option Plan. All directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

Executive Compensation and Other Information

       The following table sets forth the compensation since our inception of our chief executive officer and each of our other four most highly compensated executive officers serving as of December 31, 2003 (we refer to these five individuals, collectively, as the named executive officers) for the fiscal years ended December 31, 2003 and 2002.

Summary Compensation Table

							Long-Term
							Compensation
			Annual				Awards
			Compensation
							Securities
Name and					Other Annual		Underlying	All Other
Principal Position	Year	Salary	Bonus		Compensation		Options/SARs (#)	Compensation

William J. Barrett	2003	$237,500	$100,000	(1)	$—		—	$—
Chief Executive Officer	2002	181,250	75,000		118,400	(2)	1,077,500	—
J. Frank Keller	2003	201,250	75,000	(1)	—		—	9,947	(3)
Chief Operating Officer	2002	165,625	58,000		51,800	(2)	605,000	583	(3)
Fredrick J. Barrett	2003	154,700	75,000	(1)	—		—	6,661	(3)
President	2002	128,750	37,000		22,200	(2)	356,250	467	(3)
Thomas B. Tyree, Jr.	2003	183,333	75,000	(1)	510,288	(4)	1,150,000	5,899	(3)
Chief Financial Officer	2002	—	—		—		—	—
Dominic J. Bazile II	2003	147,455	50,000	(1)	—		—	5,450	(3)
Senior Vice President —	2002	128,333	33,000		22,200	(2)	287,500	467	(3)
Operations and Engineering

(1)	Sixty percent of the 2003 bonus was paid in March 2004 and the remaining 40% will be paid if the Company meets 2004 performance goals approved by the Compensation Committee and the named executive officer remains an employee.

(2)	Consists of the difference between the purchase price for shares of common stock purchased by the named executive officer and the fair market value of those shares on the date of purchase. For additional information concerning the vesting of shares of common stock purchased by management, see “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Restated Certificate of Incorporation, Bylaws, and Policies — Stockholders’ Agreement”.

(3)	Consists of 401(k) plan matching contributions.

(4)	Consists of $17,648, which was the difference between the purchase price for shares of common stock purchased by Mr. Tyree and the fair market value of those shares, $300,000 for relocation expenses (including travel expenses to search for a house in Colorado, moving expenses, brokerage commissions, real estate transfer taxes and legal fees related to the sale of Mr. Tyree’s residence, and the cost of temporary housing), $15,000 for legal expenses relating to the commencement of employment (including for the negotiation of Mr. Tyree’s terms of employment with us and the terms of his separation from his previous employer), and $177,640 for the reimbursement of income taxes related to expense payments.

Stock Options Granted During 2003

       The following table sets forth certain information regarding stock options granted to the named executive officers as of December 31, 2003.

	Individual Grants				Potential
Realizable Value at
	Number of				Assumed Annual
	Securities	Percentage of			Rates of Stock
	Underlying	Total Options/	Exercise		Price Appreciation
	Options/	SARs Granted	of Base		for Option Term
	SARs	to Employees in	Price	Expiration
Name	Granted (#)	Fiscal Year	(#/Sh)	Date	5% ($)	10% ($)

William J. Barrett	—	—	—	—	—	—
J. Frank Keller	—	—	—	—	—	—
Fredrick J. Barrett	—	—	—	—	—	—
Thomas B. Tyree, Jr.	1,150,000	59.7%	(1)	2/3/2013	36,000	91,000
Dominic J. Bazile II	—	—	—	—	—	—

(1)	Options to purchase 500,000 shares are exercisable at $6.50 per share and options to purchase 650,000 shares are exercisable at $0.08824 per share.

Aggregated Option Exercises During 2003

and Option Values at December 31, 2003

       The following table sets forth certain information regarding options that the named executive officers exercised during 2003 and the options that those persons held at December 31, 2003.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options/SARs at		Options/SARs at
	Shares		FY-End (#)		FY-End ($)
	Acquired on	Value Realized
Name	Exercise (#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

William J. Barrett	81,000	15,533	350,000	646,500	—	23,299
J. Frank Keller	42,000	8,054	200,000	363,000	—	12,081
Fredrick J. Barrett	22,500	4,315	120,000	213,750	—	6,472
Thomas B. Tyree, Jr.	—	—	—	1,150,000	—	99,715
Dominic J. Bazile II	15,000	2,876	100,000	172,500	—	4,315

Employment Agreements

       Our only employment agreement with an executive officer is an agreement with Thomas B. Tyree, Jr., our Chief Financial Officer, effective February 4, 2003. The agreement provides for a base annual salary of at least $200,000 per year, subject to annual review by the board of directors, reimbursement for reasonable relocation expenses not to exceed $300,000 and legal expenses related to the commencement of his employment and for income taxes related to those expense reimbursements, plus an opportunity to participate in any programs, including cash bonus programs, made available to senior executives. Pursuant to the agreement, Mr. Tyree purchased 200,000 shares of fully vested Series B preferred stock on July 1, 2003 for $1,000,000. In addition, pursuant to the agreement, Mr. Tyree was granted on February 3, 2003 (“Date of Grant”) incentive stock options to purchase (1) up to 500,000 shares of common stock at an exercise price of $6.50 per share (the “Tranche A Options”) and (2) up to 650,000 shares of common stock at an exercise price of $0.08824 per share (the “Tranche B Options”). Twenty percent of each of the Tranche A and the Tranche B options were exercisable on the Date of Grant, with an additional 20% becoming exercisable on each of the second, third and fourth anniversaries of the Date of Grant, if Mr. Tyree continues to be an employee on each such date. Mr. Tyree also purchased from William J. Barrett 400,000 shares of common stock at $0.04412 per share on July 1, 2003, with 40% vested at purchase and an additional 20% vesting on January 31 of 2004, 2005 and 2006, which is the same vesting schedule as shares held by other members of management. Mr. Tyree’s employment agreement further provides that he will not be terminated prior to July 31, 2004 other than for cause, and if his employment agreement is terminated after July 31, 2004 without cause, he is entitled to a severance payment equal to the amount provided under any applicable severance plan.

Indemnification Agreements

       We have entered into an indemnification agreement with each of our directors and executive officers. These agreements require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified, and to cover them under any directors’ and officers’ liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and will be in addition to any other rights that the indemnitee may have under our restated certificate of incorporation, bylaws and applicable law.

Equity Compensation Plan Information

       The following table provides aggregate information presented as of December 31, 2003 with respect to all compensation plans under which equity securities are authorized for issuance.

	(a)	(b)	(c)
	Number of Securities	Weighted Averaged	Number of Securities
	to Be Issued Upon	Exercise Price of	Remaining Available
	Exercise of	Outstanding	for Future Issuance
	Outstanding Options,	Options, Warrants	(Excluding Securities
Plan Category	Warrants and Rights	and Rights	Reflected in Column (a))

Equity compensation plans approved by shareholders		$
Equity compensation plans not approved by shareholders

Total		$

Description of Benefit Plans

2002 Stock Option Plan

       General. Our Amended and Restated 2002 Stock Option Plan (the “2002 Option Plan”), was adopted by our board of directors and subsequently approved by our stockholders so that incentive stock options may be granted under the 2002 Option Plan. Pursuant to the exercise of options granted under the 2002 Option Plan, we may issue up to 7,650,000 shares of common stock, either treasury or authorized but unissued, to key employees, directors and other persons who have contributed or are contributing to our success. Unissued shares that are subject to an option, which for any reason expires or otherwise terminates before exercise, may again be made subject to options under the 2002 Option Plan. No one person may be granted during any two-year period options to purchase more than 1,300,000 shares. As of                     , 2004, options to purchase                      shares have been granted pursuant to the 2002 Option Plan so that options to purchase an additional                      shares may be granted under the 2002 Option Plan. The 2002 Option Plan will terminate at midnight on January 10, 2012, except as to options previously granted and outstanding at that time. In addition, the 2002 Option Plan may be amended by the board of directors (provided that no amendment generally may impair any option then outstanding) and may be terminated at any earlier time by the board of directors (except with respect to any options then outstanding).

       Administration. The 2002 Option Plan will be administered by an option committee composed of our board of directors or by a committee of at least two directors selected by our board of directors. The compensation committee currently is serving as the option committee. Administration of the 2002 Option Plan includes selection of optionees and determination of the terms of options granted under the 2002 Option Plan. In addition, the option committee may adopt such rules and regulations for carrying out the purposes of the 2002 Option Plan as it deems proper and in our best interests.

       Options. We agreed with our initial investors that, during the period that funding may be obtained pursuant to the Series B preferred stock purchase agreement, options to purchase up to 5,500,000 shares may be granted with an exercise price of not less than $6.50 per share and options to purchase an additional 2,150,000 shares may be granted with an exercise price of not less than $.04412 per share. The option committee determines the exercise price for options granted under the 2002 Option Plan; provided that the exercise price for shares underlying incentive options will be fixed and will not be less than 100% of the fair market value (as defined in the plan) of the option shares on the date of grant. The option period begins on the date of grant and may continue for a period designated by the option committee up to a maximum of ten years from the date of grant. Each option granted on or before February 3, 2003, was exercisable with respect to 20% of the option shares on the date of grant and an additional 20% became exercisable on the first four anniversaries of the date of grant if the optionee continued to be employed by the Company on those dates. Options granted after February 3, 2003, are exercisable with respect to 40% of the option shares upon the first anniversary of the date of grant, 60% upon the second anniversary of the date of grant, 80% upon the third anniversary of the date of grant and 100% upon the fourth anniversary of the date of grant; provided the optionee continues to be employed by the Company on those dates. The date on which all or a portion of an option may be exercised may be accelerated upon a change in control (as described in the 2002 Option Plan). In addition, upon a change in control, the option committee may allow for the surrender of options in exchange for the excess of the per share consideration received in the change in control transaction over the option exercise price and may cancel any options not exercised or surrendered in connection with the change in control. The exercise price generally will be paid in cash or, if permitted by the option committee, in common stock previously owned by the optionee. Options granted under the 2002 Option Plan are not transferable except by will, the applicable laws of descent and distribution, or, in the case of non-qualified options, (1) pursuant to a domestic relations order or (2) with the committee’s consent, to certain permitted transferees. We may withhold from any compensation or other payments due to the optionee amounts as may be necessary to satisfy any withholding requirements of federal or state law or regulation, otherwise require the optionee to remit such amount to us, or provide for an optionee to satisfy his or her tax withholding obligations by our retention or receipt of common stock. In the event that each of the outstanding shares of common stock should be changed into, or exchanged for, a different number or kind of our shares of stock or other securities, or if further changes or exchanges of any stock or other securities into which the common stock has been changed, or exchanged, is made (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividends, reclassification, split-up, combination of shares or otherwise), then there will be substituted for each share of common stock that is subject to the 2002 Option Plan, the number and kind of shares of stock or other securities into which each outstanding share of common stock will be so changed or exchanged. In addition, in the event of any such change or exchange, the option committee may adjust the number, kind and exercise price of outstanding options under the 2002 Option Plan.

2003 Stock Option Plan

       General. Our 2003 Stock Option Plan (the “2003 Option Plan”) was adopted by our board of directors and approved by our stockholders so that incentive stock options may be granted under the 2003 Option Plan. Pursuant to the exercise of options granted under the 2003 Option Plan, we may issue up to 200,000 shares of common stock, either treasury or authorized but unissued, to our key employees, directors and other persons who have contributed or are contributing to our success. Unissued shares that are subject to an option, which for any reason expires or otherwise terminates before exercise, may again be made subject to options under the 2003 Option Plan. No one person may be granted during any two-year period options to purchase more than 100,000 shares. As of June 30, 2004, options to purchase 150,000 shares have been granted pursuant to the 2003 Option Plan so that options to purchase an additional 50,000 shares may be granted under the 2003 Option Plan. The 2003 Option Plan will terminate at midnight on December 10, 2013, except as to options previously granted and outstanding under the 2003 Option Plan at that time. In addition, the 2003 Option Plan may be amended by the board of directors (provided that no such amendment generally may impair any option then outstanding) and may be terminated at any earlier time by the board of directors (except with respect to any options then outstanding).

       Administration. The 2003 Option Plan will be administered by an option committee composed of our board of directors or by a committee of at least two directors selected by our board of directors. We anticipate that the compensation committee will serve as the option committee. Administration of the 2003 Option Plan includes selection of optionees and determination of the terms of options granted under the 2003 Option Plan. In addition, the option committee may adopt such rules and regulations for carrying out the purposes of the 2003 Option Plan as it deems proper and in our best interests.

       Options. The option committee will determine the exercise price for options granted under the 2003 Option Plan; provided that the exercise price for shares underlying incentive options will be fixed and will not be less than 100% of the fair market value (as defined in the plan) of the option shares on the date of grant. The option period begins on the date of grant and may continue for a period designated by the option committee up to a maximum of ten years from the date of grant. Options granted are exercisable with respect to 25% of the option shares upon the first anniversary of the date of grant, 50% upon the second anniversary of the date of grant, 75% upon the third anniversary of the date of grant and 100% upon the fourth anniversary of the date of grant; provided the optionee continues to be employed by us on those dates. The date on which all or a portion of an option may be exercised may be accelerated upon a change in control (as described in the 2003 Option Plan). In addition, upon a change in control, the option committee may allow for the surrender of options in exchange for the excess of the per share consideration received in the change in control transaction over the option exercise price and may cancel any options not exercised or surrendered in connection with the change in control. The exercise price generally will be paid in cash or, if permitted by the option committee, in common stock previously owned by the optionee. Options granted under the 2003 Option Plan are not transferable except by will, the applicable laws of descent and distribution, or, in the case of non-qualified options, (1) pursuant to a domestic relations order or (2) with the committee’s consent, to certain permitted transferees. The option committee is entitled to withhold from any compensation or other payments due to the optionee amounts as may be necessary to satisfy any withholding requirements of federal or state law or regulation, otherwise require the optionee to remit such amount to us, or provide for an optionee to satisfy his or her tax withholding obligations by our retention or receipt of common stock. In the event that each of the outstanding shares of common stock should be changed into, or exchanged for, a different number or kind of our shares of stock or other securities, or if further changes or exchanges of any stock or other securities into which the common stock has been changed, or exchanged, is made (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividends, reclassification, split-up, combination of shares or otherwise), then there will be substituted for each share of common stock that is subject to the 2003 Option Plan, the number and kind of shares of stock or other securities into which each outstanding share of common stock will be so changed or exchanged. In addition, in the event of any such change or exchange, the option committee may adjust the number, kind and exercise price of outstanding options under the 2003 Option Plan.

Tax Treatment for 2002 and 2003 Stock Option Plans

       The following is a brief summary of certain of the United States federal income tax consequences relating to the plans based on federal income tax laws currently in effect. This summary applies to the plans as normally operated and is not intended to provide or supplement tax advice. Individual circumstances may vary these results, and each participant should rely on his or her own tax counsel for advice regarding tax treatment under the plans. The summary contains general statements based on current United States federal income tax statutes, regulations and currently available interpretations thereof. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences or the effect, if any, of gift, estate and inheritance taxes.

       The options granted pursuant to the 2002 Option Plan and 2003 Option Plan may be either incentive options qualifying for beneficial tax treatment for the recipient as “incentive stock options” under Section 422 of the Internal Revenue Code or non-qualified options. No person may be issued incentive stock options covering shares with a fair market value, at the date of grant, in excess of $100,000 exercisable in any calendar year. No incentive stock option may be granted to a person if at the time such option is granted the person owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries as defined in Section 424 of the Internal Revenue Code, unless at the time incentive stock options are granted the purchase price for the option shares is at least 110% of the fair market value of the option shares on the date of grant and the incentive stock options are not exercisable for five years after the date of grant. Incentive stock options may only be granted to employees.

       Non-Qualified Stock Options. An optionee will not recognize any taxable income upon the grant of a non-qualified stock option. We will not be entitled to a federal income tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the common stock transferred to the optionee over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. Such fair market value generally will be determined on the date the shares of common stock are transferred pursuant to the exercise. We generally will be entitled to a federal income tax deduction at such time in the amount of such compensation income. The optionee’s federal income tax basis for the common stock received pursuant to the exercise of a non-qualified stock option will equal the sum of the compensation income recognized and the exercise price. In the event of a sale of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

       Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option (but in some circumstances may be subject to an alternative minimum tax as a result of exercise), and we will not be entitled to a federal income tax deduction with respect to such grant or exercise. A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the incentive stock option will result in the difference between the net sale proceeds and the exercise price, if any, being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the incentive stock option or within one year from the date of transfer of the shares to the optionee, such sale or exchange generally will constitute a “disqualifying disposition” of such shares that will have the following results: any excess of (a) the lesser of (i) the fair market value of the shares at the time of exercise of the incentive stock option and (ii) the amount realized on such disqualifying disposition of the shares over (b) the option exercise price of such shares, will be ordinary income to the optionee, and the Company generally will be entitled to a federal income tax deduction in the amount of such income. The balance, if any, of the optionee’s gain upon a disqualifying disposition will qualify as capital gain and will not result in any deduction by the Company.

RELATED PARTY TRANSACTIONS

       Following is a discussion of transactions between us and our officers, directors and stockholders owning more than 5% of the outstanding shares of preferred stock and common stock.

       In January 2002, William J. Barrett, the Chairman of the Board, Chief Executive Officer and a director of the Company, loaned $500,000 to us. This loan, which was repaid in April 2002, was repayable on demand any time after April 10, 2002, and accrued interest at a rate equal to two percentage points above the prime rate of interest until paid.

       Mr. Cornell, a director of the Company, is a managing director of Goldman Sachs. Goldman Sachs and its subsidiaries have provided hedging services to us in the past and are expected to provide similar services in the future. Goldman Sachs is an affiliate of certain investors in our Series B preferred stock. Mr. Cornell initially was elected as a director pursuant to the stockholders’ agreement and stock purchase agreement dated March 28, 2002, relating to the sale of the Series B preferred stock, pursuant to which certain affiliates of Goldman Sachs purchased a total of 14,000,000 shares of the Series B preferred stock for $5.00 per share for a total purchase price of $70,000,000, as further described below. Further, Goldman Sachs wholly owns the counterparty to a portion of the Company’s natural gas and oil swaps. In management’s opinion, the swap terms were provided on terms at least as favorable to the Company as could be obtained from non-related sources.

       Mr. Aube, a director of the Company, is a Principal of J.P. Morgan Partners LLC, a company affiliated with the lead arranger and agent for our revolving credit facility. In management’s opinion, the terms obtained through the credit facility were provided on terms at least as favorable to the Company as could be obtained from non-related sources. Affiliates of J.P. Morgan Partners have provided commercial banking and related financial services to us in the past and are expected to provide similar services in the future. Mr. Aube was elected as the J.P. Morgan Entities (as defined below) nominee on our board of directors pursuant to the stockholders’ agreement and Series B stock purchase agreement, relating to the sale of the Series B preferred stock, pursuant to which the J.P. Morgan Entities purchased 10,000,000 shares of the Series B preferred stock for $5.00 per share for a total purchase price of $50,000,000, as further described below.

       Mr. Harris, a director of the Company, is a member and serves as a Managing Director at Warburg Pincus LLC. Mr. Harris initially was elected as a director pursuant to the stockholders’ agreement and Series B stock purchase agreement, relating to the sale of the Series B preferred stock, pursuant to which an affiliate of Warburg Pincus purchased 22,000,000 shares of Series B preferred stock for $5.00 per share for a total purchase price of $110,000,000, as further described below.

       Mr. Tyree was employed at Goldman, Sachs & Co., an affiliate of certain of the investors in our Series B preferred stock and an underwriter of this offering, at the time that we entered into the Purchase Agreement and the stockholders’ agreement with the investors in our Series B preferred stock.

       In addition to the relationships described above, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are serving as underwriters in this offering, for which they will receive the compensation described in the “Underwriting” section.

Investments in the Company

       Since our inception, our officers, directors, key employees and 5% stockholders have invested cash in or contributed marketable securities to us in exchange for shares of our common, Series A preferred stock, and Series B preferred stock in a series of offerings by us. The common stock was purchased in January 2002 for $0.04412 per share or acquired by exercise of stock options during the period from December 2003 through April 2004 for $0.08824 per share, the Series A preferred was purchased in March 2002 for $4.17 per share, and the Series B preferred was purchased during the period from March 2002 through May 2004 for $5.00 per share. The majority of the shares of Series B preferred stock were purchased by our institutional investors pursuant to the Series B stock purchase agreement. These shares of Series B preferred stock were issued incrementally upon the occurrence of each capital call pursuant to the Series B stock purchase agreement on the following dates and in the following amounts.

Issuance Date	Shares	Amount

March 28, 2002	15,999,999	$80,000,000
December 13, 2002	5,100,000	25,500,000
February 21, 2003	6,700,000	33,500,000
March 19, 2003	5,000,002	25,000,000
July 31, 2003	5,599,999	28,000,000
October 21, 2003	6,000,000	30,000,000
January 15, 2004	4,000,000	20,000,000
May 12, 2004	2,600,000	13,000,000

Total	51,000,000	$255,000,000

The investors have no further obligation or right to purchase Series B preferred stock pursuant to the stock purchase agreement.

The preferred stock will be converted to common stock upon the completion of this offering as described under “Conversion of Preferred Stock”. Accordingly, no further shares will be issued pursuant the stock purchase agreement.

       As of June 30, 2004, the following table summarizes the shares of our common, Series A preferred, and Series B preferred stock acquired from us by our officers, directors and 5% stockholders since our inception.

			Series A		Series B
Officers, Directors and 5%	Common		Preferred		Preferred		Total
Stockholders	Stock		Stock		Stock		Consideration

William J. Barrett	2,764,726	(1)	1,078,600	(2)	10,000		$4,679,315
J. Frank Keller	1,216,130	(3)	270,254		10,000		1,232,468
Fredrick J. Barrett	525,699		192,503		10,000		876,924
Thomas B. Tyree, Jr.	260,000	(4)	—		210,000		1,072,942 (4)
Robert W. Howard	528,699	(5)	100,000	(5)	—		441,451
Dominic Bazile II	518,199		40,274		5,000		216,467
Francis B. Barron	—		3,000		52,000		272,510
Terry R. Barrett	518,199		85,600		10,000		415,477
Kurt M. Reinecke	518,199	(6)	28,000	(6)	—		140,285
Wilfred R. Roux	503,199		72,000		10,000		372,441
Huntington T. Walker	518,199		—		—		23,525
Philippe S.E. Schreiber	—		60,000	(7)	—		250,200
Warburg Pincus Private Equity VIII, L.P.	—		—		22,000,000	(8)	110,000,000
The Goldman Sachs Group, Inc.	—		—		14,000,000	(9)	70,000,000
The J.P. Morgan Entities	—		—		10,000,000	(10)	50,000,000

(1)	Includes 400,000 shares of common stock that Mr. Barrett subsequently sold to Mr. Tyree.

(2)	Includes 978,600 Series A shares held by Barrett Family LLLP, for which Mr. Barrett serves as a general partner.

(3)	Includes 226,654 shares of common stock Mr. Keller transferred to his children.

(4)	Excludes 400,000 shares of common stock that were purchased by Mr. Tyree from William J. Barrett for $0.04412 per share.

(5)	Held by Robert W. Howard Trust dated August 2, 2001, for which Mr. Howard serves as a trustee.

(6)	Held by The Reinecke-Alcott Trust dated June 7, 2000, for which Mr. Reinecke serves as a trustee.

(7)	Held by Mr. Schreiber’s spouse.

(8)	One of our directors, Mr. Harris, is affiliated with Warburg Pincus Private Equity Partners VIII, L.P. You can read more about Mr. Harris’ affiliation with Warburg Pincus Private Equity VIII, L.P. under the heading “Principal Stockholders”.

(9)	The shares shown in the table are held directly or indirectly by investment partnerships affiliated with The Goldman Sachs Group, Inc., with which one of our directors, Mr. Cornell is affiliated. You can read more about Mr. Cornell’s affiliation with these entities under the heading “Principal Stockholders”.

(10)	The shares shown in the table are held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund/ Bill Barrett A, L.P., and JPMP Global Fund/ Bill Barrett, L.P., with which one of our directors, Mr. Aube, is affiliated. You can read more about Mr. Aube’s affiliation with these entities under the heading “Principal Stockholders”.

Directed Share Program

       The Company currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to                     shares of common stock for sale at the initial public offering price to officers and other employees, directors and friends, all of whom must be natural persons and may not include venture capital firms or other entities. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. The directed share program will be administered by Lehman Brothers, Inc., an underwriter in this offering. Lehman Brothers will receive no compensation for administering the program other than its compensation as an underwriter. The Company has agreed to indemnify Lehman Brothers, Inc. against liabilities incurred in connection with the directed share program. For additional information concerning the directed share program, see “Underwriting”.

Registration Rights Agreement

       On March 28, 2002, we entered into a registration rights agreement with the holders of our Series B preferred stock who purchased 51,000,000 shares pursuant to the stock purchase agreement dated March 28, 2002. Pursuant to the registration rights agreement, we have agreed to register the transfer of shares of our common stock they will receive upon conversion of their Series B preferred stock immediately prior to the completion of this offering, under certain circumstances. Based on the assumed initial public offering price, we estimate that the shares of our Series B preferred stock held by parties to the registration rights agreement will convert into                      shares of our common stock immediately after this offering as described under “Conversion of Preferred Stock”. These holders include (directly or indirectly through subsidiaries or affiliates), among others, The Goldman Sachs Group, Inc., the J.P. Morgan Entities and Warburg Pincus Private Equity VIII, L.P.

       Demand Registration Rights. At any time after this offering, each stockholder who is the holder of (1) more than 10% of our then outstanding common stock, (2) common stock with an aggregate current market value of at least $50,000,000 or (3) stockholders holding at least 60% of the shares of common stock shall have the right to require us by written notice to register a specified number of shares in accordance with the Securities Act and the registration rights agreement. Until we are eligible to use Form S-3 for registration under the Securities Act, each qualified holder has the right to request up to two registrations. Once we are eligible to use Form S-3 for registration, each qualified holder has the right to request up to five registrations, minus any demand registration rights exercised prior to that date. Nevertheless, in no event shall more than one demand registration occur during any six-month period or within 120 days after the effective date of a registration statement, provided that no demand registration may be prohibited for that 120-day period more than once in any 12-month period.

       Piggy-back Registration Rights. If at any time after this offering we propose to file a registration statement under the Securities Act with respect to an offering of common stock (subject to certain exceptions), whether or not for our own account, then we must give at least 30 days’ notice prior to the anticipated filing date to all holders of registrable securities to allow them to include a specified number of their shares in that registration statement. We will be required to maintain the effectiveness of that registration statement until the earlier of 120 days after the effective date and the consummation of the distribution by the participating holders.

       Conditions and Limitations; Expenses. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with a demand registration or a registration on Form S-3, regardless of whether a registration statement is filed or becomes effective.

Management Rights Agreement

       We have entered into a management rights agreement with each of the Goldman entities, the J.P. Morgan Entities and Warburg Pincus Private Equity VIII, L.P., who purchased our Series B preferred stock pursuant to the stock purchase agreement. Under the terms of this agreement, each of these investors is entitled to (1) consult with and advise us on significant business issues, (2) examine our records, subject to customary confidentiality restrictions on the use of such information, and (3) be notified of and attend all meetings of the board in a non-voting advisory capacity and receive all materials distributed to board members. The parties to the management rights agreement do not receive compensation under the agreement. Following this offering, each respective agreement will terminate upon the date on which the relevant investor owns less than five percent of our capital stock.

Regulatory Sideletter

       On March 28, 2002, we entered into a regulatory sideletter with J.P. Morgan Partners (BHCA), L.P., an affiliate of J.P. Morgan Chase & Co. and a regulated entity and a holder of      % of our Series B preferred stock. J.P. Morgan Partners (BHCA), L.P.’s affiliate is a joint-lead manager in this offering. Under the terms of this sideletter, we agreed to cooperate with J.P. Morgan Partners (BHCA), L.P. in all reasonable respects to assist its regulatory compliance in connection with legal restrictions, including banking regulations, on the type and terms of its investment in our securities, including conversion to nonvoting securities. Following this offering, this sideletter will terminate upon the date on which J.P. Morgan Partners (BCHA), L.P. owns less than five percent of our capital stock.

PRINCIPAL STOCKHOLDERS

       The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                     , 2004, and as adjusted to give effect to this offering at an assumed initial public offering price of $                    per share, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	our current directors;

•	our five most highly compensated executive officers; and

•	all of our directors and executive officers as a group.

      The information in this table also assumes (1) a 1-for reverse common stock split immediately prior to the completion of the offering and (2) the conversion of preferred stock to common stock immediately prior to the completion of the offering, each as described under “Conversion of Preferred Stock”. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for each person set forth in the table is c/o Bill Barrett Corporation, 1099 18th Street, Suite 2300, Denver, Colorado 80202.

       In calculating the number of shares beneficially owned by each person and the percentage owned by each person, we assumed that all shares issuable upon exercise of options on or prior to                     , 2004 are exercised by that person. The total number of shares outstanding used in calculating the percentage owned assumes no exercise of options held by other persons. The information in this table does not include any shares that may be purchased by our directors and executive officers should they choose to participate in the directed share program for an aggregate                     shares of common stock, which program we anticipate undertaking in connection with this offering. See “Related Party Transactions — Directed Share Program” and “Underwriting”.

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Prior to	After
Name of Beneficial Owner	Beneficially Owned	Offering (1)	Offering (2)

5% Stockholders:
Warburg Pincus Private Equity VIII, L.P.	(3)
466 Lexington Avenue
New York, NY 10017
The Goldman Sachs Group, Inc.	(4)
85 Broad Street
New York, NY 10004
The J.P. Morgan Entities	(5)
1221 Avenue of the Americas
Floor 39
New York, NY 10020

Percentage of Shares
Beneficially Owned

	Number of Shares		Prior to	After
Name of Beneficial Owner	Beneficially Owned		Offering (1)	Offering (2)

Executive Officers and Directors:
William J. Barrett		(6)(15)
J. Frank Keller		(7)(15)
Fredrick J. Barrett		(8)(15)
Thomas B. Tyree, Jr.		(9)(15)
Dominic J. Bazile II		(10)(15)
Philippe S.E. Schreiber		(11)(12)
Richard Aube		(13)
Henry Cornell	—
Jeffrey A. Harris	—
Roger Jarvis		(11)
All executive officers and directors as a group (12 persons)		(6)(7)(8)(9)(10)(11) (12)(13)(14)(15)

*	Less than 1%

(1)	Based on an aggregate of shares of common stock issued and outstanding as of , 2004.

(2)	Assumes the issuance of shares of common stock in this offering.

(3)	Consists of shares directly owned by Warburg Pincus Private Equity VIII, L.P., including three related limited partnerships. Warburg Pincus & Co. serves as the sole general partner of Warburg Pincus Private Equity VIII, L.P. and that limited partnership is managed by Warburg Pincus LLC. Our director, Jeffrey A. Harris, is a general partner of Warburg Pincus & Co. and a member and managing director of Warburg Pincus LLC. All shares indicated owned by Mr. Harris are included because of his affiliation with the Warburg Pincus entities. Mr. Harris disclaims beneficial ownership of all the shares of common stock held by Warburg Pincus Private Equity VIII, L.P. and its affiliates. The shares are included three times in the table under the beneficial ownership of each of Mr. Harris, Warburg Pincus Private Equity VIII, L.P. and all executive officers and directors as a group.

(4)	The Goldman Sachs Group, Inc., which we refer to as GS Group, and certain affiliates, may be deemed to own beneficially and indirectly in the aggregate shares of common stock which are owned directly or indirectly by investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner, which we refer to as the GS Limited Partnerships. Goldman Sachs is the investment manager of certain of the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of our common stock are: (a) GS Capital Partners 2000, L.P. , (b) GS Capital Partners 2000 Offshore, L.P. , (c) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG , (d) GS Capital Partners 2000 Employee Fund, L.P. , (e) Goldman Sachs Direct Investment Fund 2000, L.P. and (f) Stone Street Fund 2000, L.P. . Our director Henry Cornell is a managing director of Goldman Sachs. Mr. Cornell, Goldman Sachs and GS Group each disclaims beneficial ownership of the shares owned by such investment partnerships, except to the extent of their pecuniary interest therein, if any. The shares are included three times in the table under the beneficial ownership of each of Mr. Cornell, GS Group and all executive officers and directors as a group.

(5)	Includes , shares of common stock owned by J.P. Morgan Partners (BHCA), L.P., shares owned by J.P. Morgan Partners Global Investors, L.P., shares owned by J.P. Morgan Partners Global Investors (Cayman), L.P., shares owned by J.P. Morgan Partners Global Investors (Cayman) II, L.P., shares owned by JPMP Global Fund/ Bill Barrett A, L.P., and shares owned by JPMP Global Fund/ Bill Barrett, L.P. We refer to these partnerships as the JP Morgan Entities. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. and the general partner of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund/Bill Barrett, L.P. and JPMP Global Fund/Bill Barrett A, L.P. is JPMP Global Investors, L.P. The general partner of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. is JPMP Capital Corp., a wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company. Each of JPMP Master Fund Manager, L.P., JPMP Capital Corp., JPMP Global Investors, L.P. and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by the J.P. Morgan Entities, however, the foregoing shall not be construed as an admission that such entities are the beneficial owners of the shares held by the J.P. Morgan Entities.

(6)	Includes options to purchase 350,000 shares of common stock that currently are exercisable out of a total of 875,000 options with an exercise price of $6.50 per share and an expiration date of September 10, 2012. Options to purchase an additional 175,000 shares become exercisable on each of September 10, 2004, 2005 and 2006. Mr. Barrett also holds options to purchase up to 160,000 shares of common stock at an exercise price of $0.08824 per share until September 10, 2012, of which 40,500 become exercisable on each of September 10, 2004, 2005 and 2006.

(7)	Includes options to purchase 200,000 shares of common stock that currently are exercisable out of a total of 500,000 options with an exercise price of $6.50 per share and an expiration date of September 10, 2012. Options to purchase an additional 100,000 shares become exercisable on each of September 10, 2004, 2005 and 2006. Mr. Keller also holds options to purchase up to 63,000 shares of common stock at an exercise price of $0.08824 per share until September 10, 2012, of which 21,000 become exercisable on each of September 10, 2004, 2005 and 2006.

(8)	Includes options to purchase 120,000 shares of common stock that currently are exercisable out of a total of 300,000 options with an exercise price of $6.50 per share and an expiration date of September 10, 2012. Options to purchase an additional 60,000 shares become exercisable on each of September 10, 2004, 2005 and 2006. Mr. Barrett also holds options to purchase up to 33,750 shares of common stock at an exercise price of $0.08824 per share until September 10, 2012, of which 11,250 become exercisable on each of September 10, 2004, 2005 and 2006.

(9)	Includes options to purchase 200,000 shares of common stock that currently are exercisable out of a total of 500,000 options with an exercise price of $6.50 per share and an expiration date of February 3, 2013. Options to purchase an additional 100,000 shares become exercisable on each of February 3, 2005, 2006 and 2007. Does not include options to purchase 390,000 shares of common stock with an exercise price of $0.08824 per share and an expiration date of February 3, 2013. Options to purchase 130,000 shares of common stock become exercisable on each of February 3, 2005, 2006 and 2007.

(10)	Includes options to purchase 100,000 shares of common stock that currently are exercisable out of a total of 325,000 options with an exercise price of $6.50 per share and an expiration date of September 10, 2012. Options to purchase an additional 50,000 shares become exercisable on each of September 10, 2004, 2005 and 2006. Mr. Bazile also holds options to purchase 22,500 shares of common stock at an exercise price of $0.08824 per share until September 10, 2012, of which 7,500 become exercisable on each of September 10, 2004, 2005 and 2006.

(11)	Includes options to purchase 40,000 shares of common stock that currently are exercisable out of a total of 100,000 options with an exercise price of $6.50 per share and an expiration date of September 10, 2012. Options to purchase an additional 20,000 shares become exercisable on each of September 10, 2004, 2005 and 2006. Also includes options to purchase 20,000 shares of common stock that currently are exercisable out of a total of 50,000 options with an exercise price of $0.08824 per share and an expiration date of September 10, 2012. Options to purchase an additional 10,000 shares become exercisable on each of September 10, 2004, 2005 and 2006.

(12)	Includes shares of common stock held by Mr. Schreiber’s wife.

(13)	Mr. Aube is a Principal of J.P. Morgan, LLC but does not have voting or dispositive power with respect to any of the shares beneficially owned by any of the J.P. Morgan Entities.

(14)	Includes the following options held by executive officers who are not listed in the table: (a) options to purchase 400,000 shares of common stock that currently are exercisable out of a total of 1,035,000 options with an exercise price of $6.50 per share and an expiration date of September 10, 2012 and (b) options to purchase 60,000 shares of common stock that currently are exercisable out of a total of 175,000 options with an exercise price of $0.08824 per share and an expiration date of September 10, 2012.

(15)	of the shares of common stock held by our management are subject to the vesting requirements of a stockholders’ agreement among all our current stockholders. For additional information, see “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation, Bylaws and Policies — Stockholders’ Agreement”.

DESCRIPTION OF CAPITAL STOCK

       The following summary of our capital stock and certificate of incorporation and bylaws is qualified in its entirety by reference to the provisions of applicable law and to the complete terms of our capital stock contained in our form of restated certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

       Upon the completion of this offering, we will be authorized to issue 150,000,000 shares of common stock of $.001 par value, and there will be a total of                        shares of common stock outstanding. In addition, our board of directors has reserved                      shares for issuance upon the exercise of outstanding options.

       Each share of common stock is entitled to one vote on all matters presented to the holders of common stock. Cumulative voting is not allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and any shares sold and issued in this offering will be fully paid and nonassessable by us. Our board of directors is authorized to issue additional shares of common stock within the limits authorized by our certificate of incorporation and without stockholder action. Stockholders do not have pre-emptive rights to acquire unissued shares of the common stock.

Preferred Stock

       Upon the closing of this offering, 75,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The preferred stock may carry such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the board of directors in its sole discretion (without further approval or authorization by the stockholders), in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the board of directors. The relative rights and preferences that may be determined by the board of directors in its discretion from time to time, include but are not limited to the following:

•	the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

•	whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

•	the amount payable with respect to such series in the event of voluntary or involuntary liquidation; the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation; and the sinking fund provisions, if any, for the redemption or purchase of the shares of that series; and

•	the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.

       The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders.

       Approval by the stockholders of the authorization of the preferred stock gave the board of directors the ability, without stockholder approval, to issue these shares with rights and preferences determined by the board of directors in the future. As a result, the Company may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.

Limitations on Liability and Indemnification of Officers and Directors

       Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefit.

       The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the director’s fiduciary duty of care, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

       Our bylaws also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us.

       Our bylaws also provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

•	we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements to which we are party;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions; and

•	we are required to pay within 60 days reasonable amounts related to a settlement or judgment, subject to limited exceptions.

       We have also entered into indemnification agreements with each of our current directors and officers to give them additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. See “Management — Executive Officers, Directors, and Other Key Employees — Indemnification Agreements” for a description of such agreements. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.

       We currently have liability insurance for our directors and officers and intend to extend that coverage for public securities matters.

Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of

Incorporation Bylaws and Policies.

General

       Our restated certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General corporation law and of our restated certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Classified Board

       Our restated certificate of incorporation and bylaws will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon consummation of this offering, our restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.

Filling Board of Directors Vacancies; Removal

       Our restated bylaws will provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our restated certificate of incorporation and bylaws will provide, in accordance with Delaware General Corporation Law, that the stockholders may remove directors only for cause. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No Stockholder Action by Written Consent

       Our restated certificate of incorporation and bylaws will preclude stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.

Call of Special Meetings

       Our restated bylaws will provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.

No Cumulative Voting

       The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our restated certificate of incorporation will not expressly provide for cumulative voting.

Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

       Our restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Shareholder Rights Plan

       Our board of directors intends to adopt a shareholder rights plans. Generally, shareholder rights plans are designed to encourage potential acquirers to negotiate directly with the company’s stockholders’ elected board, which is in the best position to negotiate on behalf of all stockholders, evaluate the adequacy of any potential offer and protect stockholders against unfair and abusive takeover tactics. Shareholder rights plans may prevent abusive takeovers that include hostile tender offers made at less than fair price and partial and two-tiered offers that discriminate among the company’s stockholders. Because a shareholder rights plan can be an effective tool in hostile takeover attempt, we believe the adoption of such a plan is appropriately within the scope of our responsibilities.

Delaware Business Opportunity Statute

       As permitted by Section 122(17) of the Delaware General Corporation Law, our restated certificate of incorporation provides that the Company renounces any interest or expectancy in any business opportunity or transaction involving the oil or natural gas business in which any of the original institutional investors in the Company participate, or seek to participate. Our institutional investor stockholders required this provision in connection with their entering into the Series B preferred stock purchase agreement because they may have other investments in entities that conduct operations in the oil and natural gas industry.

Amendments to our Certificate of Incorporation and Bylaws

       Pursuant to Delaware General Corporation Law and our restated certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be adopted, repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.

       Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws provide that our bylaws can be amended by either our board of directors or the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

Delaware Anti-Takeover Statute

       Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder”. A “business combination” includes a merger or sale of 10% or more of our assets. However, the above provisions of Section 203 do not apply if (1) our board approves the transaction; (2) after the completion of the transaction that resulted in the stockholder becoming an “interested stockholder”, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors and certain employee benefit plans; or (3) on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the “interested stockholder”. This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is           .

Stockholders’ Agreement

       All our current stockholders are parties to a stockholders’ agreement originally entered into on March 28, 2002. The stockholders’ agreement contains provisions concerning the appointment of directors, limitations on certain corporate activities, the issuance and transfer of securities, and the vesting of shares of common stock issued to certain members of management in January 2002. The stockholders’ agreement terminates upon the closing of this offering except for the provisions concerning the vesting of the common stock issued to management, which are described in the following paragraph.

       The 8,386,648 shares of common stock acquired by members of management in January 2002 are subject to vesting requirements as to the length of service with the Company (20% vests each of January 31, 2002, 2003, 2004, 2005, and 2006, with all shares vesting upon an employee’s reaching the age of 75), which is referred to in the agreement as “Time Vesting”, and also are subject to vesting requirements as to the amount of proceeds received by the Company from sales of Series B preferred stock to the investors in our Series B preferred stock, pursuant to the Series B stock purchase agreement which is referred to in the agreement as “Dollar Vesting”. These management shares vest at the later to occur of Time Vesting and Dollar Vesting. Vesting stops upon the occurrence of a liquidation event with respect to the Company, as defined in the agreement, or the sale of the Company. Because the investors have purchased all the Series B preferred stock that give rise to Dollar Vesting, the common stock acquired by management is subject only to Time Vesting going forward.

Record Ownership

       As of August 31, 2004, we had approximately 36 holders of record of our common stock, 142 holders of record of our Series A preferred stock, and 129 holders of record of our Series B preferred stock. Following the offering, all shares of preferred stock will convert into common stock.

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices. Furthermore, as described below,                     shares of common stock currently outstanding will be available for sale after the expiration of the lock-up agreements between us and the underwriters. Sales of substantial amounts of our common stock in the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

       Upon completion of this offering, we will have outstanding                     shares of common stock and outstanding options to purchase                      shares of common stock, assuming no exercise of the underwriter’s over-allotment option and no exercise of outstanding options or warrants. Of these shares, the                     shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding will be restricted securities under Rule 144 and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act, subject to the restrictions on transfer contained in the lock-up agreements described below and in “Underwriting”.

Lock-up Agreements

       In connection with this offering, we, our executive officers, directors and certain stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters.

Rule 144

       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (1) 1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares immediately after this offering; or (2) the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

       Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

       In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, may be eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions. However, some of the shares that we have issued under Rule 701 are subject to lock-up agreements, which shares will only become eligible for sale when the 180 day lock-up agreements expire.

Stock Options

       In addition, as of                      , 2004, employee stock options to purchase a total of approximately                      shares of common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our stock option plan. That registration statement automatically becomes effective upon filing. As a result, when the options or rights are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, except that any shares purchased by “affiliates”, as that term is defined in Rule 144, would be subject to limitations and restrictions that are described above. For a discussion of key terms of our stock option and stock purchase plans, see “Management — Description of Benefit Plans”.

Registration Rights

       In 2002, we entered into a registration rights agreement with certain of the holders of our Series B preferred stock. Pursuant to this agreement, after this offering, certain holders of the shares of common stock issued upon the conversion of the preferred stock can require us to register their shares in certain circumstances. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the registration rights agreement can require that we include their shares in such registration statement, subject to certain exceptions. For more information on the terms of the registration rights agreement, see “Related Party Transactions — Registration Rights Agreement”.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

       The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.

       For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if:

•	its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions; or

•	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

       This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a “U.S. expatriate”, “controlled foreign corporation”, “passive foreign investment company”, “foreign personal holding company”, “insurance company”, “tax-exempt organization”, “financial institution” or “broker or dealer in securities”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

       If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

       If you are considering the purchase of our common stock, you are urged to consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Dividends

       Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

       A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

       A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

       A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

       We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for United States federal income tax purposes. If we are or become a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal Estate Tax

       Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

       We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code, or such holder otherwise establishes an exemption.

       Payment of the proceeds of a sale of our common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock if the transaction is effected outside the United States by or through a non-United States office of a broker. However, if the broker is, for U.S. federal income tax purposes, a United States person, a “controlled foreign corporation,” a foreign person 50% or more of whose gross income from a specified period is effectively connected with a trade or business with the U.S., or a foreign partnership with various connections with the U.S., information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption.

       Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

       Bill Barrett Corporation and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Credit Suisse First Boston LLC
Morgan Stanley & Co. Incorporated
Petrie Parkman & Co., Inc.
First Albany Capital Inc.
Howard Weil Incorporated

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                     shares from Bill Barrett Corporation to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Bill Barrett Corporation. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.

Paid by Bill Barrett Corporation

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

       Bill Barrett Corporation, its executive officers, directors and certain of its stockholders, have agreed with the underwriters not to dispose of or hedge any shares of Bill Barrett Corporation’s common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Bill Barrett Corporation and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Bill Barrett Corporation’s historical performance, estimates of the business potential and its earnings prospects, an assessment of Bill Barrett Corporation’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       Bill Barrett Corporation intends to apply to list its common stock on the New York Stock Exchange under the symbol “BBG”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Bill Barrett Corporation’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”), received by it in connection with the issue or sale of any shares in circumstances in which section 21 (1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the equity units in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       The Company currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to                     shares of common stock for sale at the initial public offering price to officers and other employees, directors and friends, all of whom must be natural persons and may not include venture capital firms or other entities. The directed share program will be administered by Lehman Brothers, Inc., which will be responsible for contacting potential participants identified by us to determine whether they wish to purchase shares in this offering. Participants will be required to open brokerage accounts at Lehman Brothers but will not be required to deposit any funds in those accounts unless and until they agree to purchase shares after the price to public is determined and they are informed by Lehman Brothers of the number of shares they may purchase. When the offering price is determined, Lehman Brothers will contact the potential participants who expressed an interest in purchasing through the directed share program to inform them of the number of shares they may purchase. The participants will then have three business days to pay for the shares. If more participants desire to purchase more shares than are allocated to the directed share program, we will work with Lehman Brothers to allocate the available shares among the participants. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. The Company has agreed to indemnify Lehman Brothers, Inc. against liabilities incurred in connection with the directed share program.

Lehman Brothers is serving as an underwriter in this offering, and will receive no additional compensation for administering the directed share program.

       Entities affiliated with each of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have the right to designate a member to the Board of Directors of the Company. For a description of the directors designated by each of the affiliates, see “Related Party Transactions”.

       Entities affiliated with each of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. each beneficially own more than 10% of Bill Barrett Corporation’s common stock. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are therefore, deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. Lehman Brothers Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. In addition, individuals associated with each of Petrie Parkman & Co., Inc., First Albany Capital Inc. and Howard Weil Incorporated beneficially own shares of our Series A preferred stock, each of which for each individual will represent less than 1% of our common stock outstanding after this offering.

       The underwriters informed the Company that they will not confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

       Bill Barrett Corporation estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .

       Bill Barrett Corporation has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, hedging and investment banking services for the company, for which they received or will receive customary fees and expenses. J.P. Morgan Securities Inc. is the sole lead arranger and sole book runner under our credit facility.

LEGAL MATTERS

       The validity of the shares of common stock offered in this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Patton Boggs LLP will pass upon certain legal matters in connection with the offering for us. Vinson & Elkins L.L.P. will pass upon certain legal matters in connection with this offering for the underwriters. Attorneys at Patton Boggs LLP collectively own approximately                      shares of our common stock, based on the conversion of the outstanding preferred stock upon the closing of this offering.

EXPERTS

       The Bill Barrett Corporation consolidated financial statements as of December 31, 2002 and 2003 and for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 included in this prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of earnings per share as described in Note 17 to the consolidated financial statements) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The statements of revenues and direct operating expenses for the year ended December 31, 2001 and the period from January 1, 2002 through March 28, 2002 of the Wind River Acquisition Properties included in this prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The statement of revenues and direct operating expenses for the Wind River, Powder River and Williston Basin Acquisition Properties for the period from January 1, 2002 through December 15, 2002 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

       Information included in this prospectus regarding our estimated quantities of natural gas and oil reserves were prepared by us. Our reserve estimates were reviewed in part by Ryder Scott Company, L.P., and Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their respective review reports with respect thereto. The review reports of Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. are attached hereto as Appendices B and C, respectively, in reliance upon the authority of said firms as experts with respect to the matters covered by their reports and the giving of their reports.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares of common stock offered by this prospectus, you should review the registration statement and the exhibits and schedules filed as a part of the registration statement. The registration statement and its exhibits and schedules may be inspected without charge at the public reference facility maintained by the SEC in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, or by calling the SEC at 1-800-SEC-0330, at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as us, that make electronic filings with the SEC.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, our website and the website of the SEC referred to above.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Bill Barrett Corporation
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets, December 31, 2002 and 2003 and June 30, 2004 (unaudited)	F-3
Consolidated Statements of Operations, for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 and for the six month periods ended June 30, 2003 and 2004 (unaudited)
F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss, for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 and for the six month period ended June 30, 2004 (unaudited)
F-5
Consolidated Statements of Cash Flows, for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 and for the six month periods ended June 30, 2003 and 2004 (unaudited)
F-6
Notes to Consolidated Financial Statements	F-7

Wind River Basin Acquisition Properties
Report of Independent Registered Public Accounting Firm	F-33
Statements of Revenues and Direct Operating Expenses, for the year ended December 31, 2001 and for the period from January 1, 2002 through March 28, 2002	F-34
Notes to the Statements of Revenues and Direct Operating Expenses	F-35

Wind River, Powder River and Williston Basin Acquisition Properties
Report of Independent Registered Public Accounting Firm	F-38
Statement of Revenues and Direct Operating Expenses, for the period from January 1, 2002 through December 15, 2002	F-39
Notes to Statement of Revenues and Direct Operating Expenses	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Bill Barrett Corporation
Denver, Colorado

       We have audited the accompanying consolidated balance sheets of Bill Barrett Corporation and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

       As discussed in Note 17, earnings per share have been restated in the consolidated financial statements.

Deloitte & Touche LLP

Denver, Colorado

April 16, 2004 (June 30, 2004 as to Note 17)

BILL BARRETT CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of
			June 30,
	2002	2003	2004

			(unaudited)

	(in thousands,
	except share and per share data)
Assets:
Current Assets:
Cash and cash equivalents	$5,713	$16,034	$24,825
Accounts receivable	6,075	15,347	21,823
Prepayments and other current assets	967	1,681	4,013
Deferred income taxes	204	2,585	3,230

Total current assets	$12,959	$35,647	$53,891
Property and Equipment — At cost, successful efforts method for oil and gas properties:
Proved oil and gas properties	133,381	291,602	357,525
Unevaluated oil and gas properties, excluded from amortization	19,820	56,345	61,663
Oil and gas properties held for sale, excluded from amortization	12,067	—	—
Furniture, equipment and other	1,072	2,864	3,750

	$166,340	$350,811	$422,938
Accumulated depreciation, depletion and amortization	(9,072)	(41,352)	(70,249)

Total property and equipment, net	$157,268	$309,459	$352,689
Deferred Income Taxes	1,980	2,300	123
Deferred Financing Costs and Other Assets	485	363	2,349

Total	$172,692	$347,769	$409,052

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable	$4,509	$19,529	$7,873
Amounts payable to oil and gas property owners	626	1,940	3,344
Production taxes payable	1,941	7,653	13,874
Accrued and other liabilities	3,245	10,048	18,243
Derivative liability	552	6,986	8,730

Total current liabilities	$10,873	$46,156	$52,064
Note Payable to Bank	35,000	57,000	65,000
Asset Retirement Obligations	1,117	4,297	5,557
Convertible Note Payable	1,900	1,900	1,900
Deferred Income Taxes	—	—	3,366
Other Noncurrent Liabilities		90	555
Stockholders’ Equity:
Convertible preferred stock, $0.001 par value:
Series A, 6,900,000 shares authorized; 6,258,994 shares issued and outstanding as of December 31, 2002 and 2003, respectively, and 6,139,090 shares as of June 30, 2004 (unaudited); liquidation preference of $28,000 at December 31, 2002 and 2003, respectively, and $27,500 at June 30, 2004 (unaudited)	6	6	6
Series B, 52,185,000 shares authorized; issued and outstanding 21,100,000 and 45,145,700 shares as of December 31, 2002 and 2003, respectively, and 51,951,418 shares as of June 30, 2004 (unaudited); liquidation preference of $109,930 and $242,841 at December 31, 2002 and 2003, respectively, and $286,207 at June 30, 2004 (unaudited)	21	45	52
Common stock, $0.001 par value; authorized 150,000,000 shares; 8,386,648 and 8,651,815 shares issued at December 31, 2002 and 2003, respectively, with 5,171,766 and 3,494,437 shares subject to restrictions, respectively; 9,002,148 shares issued at June 30, 2004 with 1,932,594 shares subject to restrictions (unaudited)	8	9	9
Additional paid-in capital	127,934	246,996	281,094
Retained earnings (accumulated deficit)	(3,816)	(4,307)	5,298
Deferred compensation	(3)	(22)	(140)
Accumulated other comprehensive income (loss)	(348)	(4,401)	(5,709)

Total stockholders’ equity	$123,802	$238,326	$280,610

Total	$172,692	$347,769	$409,052

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from
	January 7, 2002		Six Month
	(inception)		Periods Ended
	through	Year Ended	June 30,
	December 31,	December 31,
	2002*	2003*	2003	2004

			(unaudited)

	(in thousands, except per share amounts)
Revenues:
Oil and gas production	$16,007	$75,252	$29,270	$76,442
Other	74	184	53	2,398

Total revenues	$16,081	$75,436	$29,323	$78,840
Operating Expenses:
Lease operating expense	2,231	8,462	3,158	7,187
Gathering and transportation expense	229	3,646	1,595	2,491
Production tax expense	2,021	9,815	3,983	9,565
Exploration expense	1,592	6,134	2,765	3,094
Impairment expense	—	1,795	—	—
Depreciation, depletion and amortization	9,162	30,724	11,258	31,002
General and administrative	5,626	14,363	6,516	8,975

Total operating expenses	$20,861	$74,939	$29,275	$62,314

Operating income (loss)	$(4,780)	$497	$48	$16,526
Other Income and Expense:
Interest income	303	123	57	128
Interest expense	(65)	(1,431)	(610)	(1,383)
Income (loss) on sales of securities	(1,465)	—	—	—

Total other income and expense	$(1,227)	$(1,308)	$(553)	$(1,255)

Income (Loss) before Income Taxes	(6,007)	(811)	(505)	15,271
Benefit from (Provision for) Income Taxes	2,164	320	199	(5,666)

Income (Loss) from Continuing Operations	$(3,843)	$(491)	$(306)	$9,605
Income from Discontinued Operations — Net of taxes of $16	27	—	—	—

Net Income (Loss)	$(3,816)	$(491)	$(306)	$9,605

Net Income (Loss) Per Common Share*:
Basic
Income (Loss) Per Common Share from Continuing Operations	$(3.40)	$(3.29)	$(1.54)	$0.00
Discontinued Operations Per Common Share	0.01	—	—	—

Net Income (Loss) Per Common Share Attributable to Common Stockholders	$(3.39)	$(3.29)	$(1.54)	$0.00

Diluted
Income (Loss) Per Common Share from Continuing Operations	$(3.40)	$(3.29)	$(1.54)	$0.00
Discontinued Operations Per Common Share	0.01	—	—	—

Net Income (Loss) Per Common Share Attributable to Common Stockholders	$(3.39)	$(3.29)	$(1.54)	$0.00

*	Earnings per share have been restated. See Note 17.

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

Period from January 7, 2002 (inception) through December 31, 2002, for the year ended December 31, 2003, and for the six month period ending June 30, 2004 (unaudited)

						Accumulated
	Convertible		Additional			Other	Total
	Preferred	Common	Paid-In	Retained	Deferred	Comprehensive	Stockholders’	Comprehensive
	Stock	Stock	Capital	Earnings	Compensation	Loss	Equity	Loss

	(in thousands)
Balance — January 7, 2002 (inception)	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of Series A convertible preferred stock for cash and marketable securities	6	—	25,594	—	—	—	25,600	—
Tax effect of issuance of Series A convertible preferred stock in exchange for marketable securities	—	—	(996)	—	—	—	(996)	—
Issuance of Series B convertible preferred stock for cash	21	—	105,479	—	—	—	105,500	—
Issuance of restricted common stock for cash	—	8	362	—	—	—	370	—
Offering costs paid on issuance of Series A and Series B convertible preferred stock	—	—	(3,985)	—	—	—	(3,985)	—
Tax effect of certain offering costs	—	—	827	—	—	—	827	—
Issuance of Series A convertible preferred stock for acquisition of mineral leasehold interests	—	—	500	—	—	—	500	—
Deferred compensation	—	—	153	—	(153)	—	—	—
Amortization of deferred compensation	—	—	—	—	150	—	150	—
Comprehensive loss:
Net loss	—	—	—	(3,816)	—	—	(3,816)	(3,816)
Effect of derivative financial instruments, net of tax	—	—	—	—	—	(348)	(348)	(348)

Total comprehensive loss								$(4,164)

Balance — December 31, 2002	$27	$8	$127,934	$(3,816)	$(3)	$(348)	$123,802	$—
Issuance of Series B convertible preferred stock for cash	24	—	118,952	—	—	—	118,976	—
Offering costs paid on issuance of Series B convertible preferred stock	—	—	(1,335)	—	—	—	(1,335)	—
Issuance of Series B convertible preferred stock for acquisition of mineral leasehold interests	—	—	1,253	—	—	—	1,253	—
Exercise of options	—	1	23	—	—	—	24	—
Deferred compensation	—	—	169	—	(169)	—	—	—
Amortization of deferred compensation	—	—	—	—	150	—	150	—
Comprehensive loss:
Net loss	—	—	—	(491)	—	—	(491)	(491)
Effect of derivative financial instruments, net of tax	—	—	—	—	—	(4,053)	(4,053)	(4,053)

Total comprehensive loss								$(4,544)

Balance — December 31, 2003	$51	$9	$246,996	$(4,307)	$(22)	$(4,401)	$238,326
Issuance of Series B convertible preferred stock for cash	7	—	33,723	—	—	—	33,730	—
Exercise of options	—	—	31	—	—	—	31	—
Issuance of Series B convertible preferred stock for acquisition of mineral leasehold interests	—	—	322	—	—	—	322	—
Cancellation of Series A convertible preferred stock	—	—	(500)	—	—	—	(500)
Stock based compensation	—	—	82	—	—	—	82	—
Deferred compensation	—	—	440	—	(440)	—	—	—
Amortization of deferred compensation	—	—	—	—	322	—	322	—
Comprehensive income (loss):
Net income	—	—	—	9,605	—	—	9,605	9,605
Effect of derivative financial instruments, net of tax	—	—	—	—	—	(1,308)	(1,308)	(1,308)

Total comprehensive income								$8,297

Balance — June 30, 2004 (unaudited)	$58	$9	$281,094	$5,298	$(140)	$(5,709)	$280,610

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from
	January 7, 2002		Six Month
	(inception)		Periods Ended
	through	Year Ended	June 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)

	(in thousands)
Operating Activities:
Net income (loss)	$(3,816)	$(491)	$(306)	$9,605
Adjustments to reconcile to net cash provided by operations:
Depreciation, depletion and amortization	9,162	30,724	11,258	31,002
Impairment expense	—	1,795	—	—
Deferred income taxes	(2,164)	(320)	(199)	5,666
Exploration expense	1,592	6,134	2,765	3,094
Loss on sale of securities	1,465	—	—	—
Stock compensation and other	193	197	88	489
Amortization of deferred financing costs	6	148	72	207
Loss (gain) on sale of properties	—	—	—	(2,335)

	$6,438	$38,187	$13,678	$47,728
Change in current assets and liabilities:
Accounts receivable	(4,042)	(9,272)	(4,462)	(6,476)
Prepayments and other current assets	(551)	(803)	(345)	(1,398)
Accounts payable	1,317	2,330	729	(3,305)
Amounts payable to oil and gas property owners	287	1,314	885	1,404
Production taxes payable	1,229	4,612	3,464	6,221
Accrued and other liabilities	793	1,160	509	1,485

Net cash provided by operating activities	$5,471	$37,528	$14,458	$45,659
Investing Activities:
Additions to oil and gas properties	(161,251)	(176,901)	(85,664)	(83,366)
Additions of furniture, equipment and other	(998)	(1,823)	(790)	(914)
Proceeds from sale of properties	—	11,878	10,930	7,206
Proceeds from sale of short-term investments	1,467	—	—	—

Net cash used in investing activities	$(160,782)	$(166,846)	$(75,524)	$(77,074)
Financing Activities:
Proceeds from debt	35,419	110,000	48,000	45,000
Principal payments on debt	(419)	(88,000)	(36,000)	(37,000)
Proceeds from issuance of convertible note payable	1,900	—	—	—
Proceeds from sale of common and preferred stock	128,538	119,000	58,500	33,761
Offering costs	(3,985)	(1,335)	(1,335)	—
Deferred financing costs and other	(429)	(26)	(25)	(1,555)

Net cash provided by financing activities	$161,024	$139,639	$69,140	$40,206

Increase in Cash and Cash Equivalents	5,713	10,321	8,074	8,791
Beginning Cash and Cash Equivalents	—	5,713	5,713	16,034

Ending Cash and Cash Equivalents	$5,713	$16,034	$13,787	$24,825

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 and for the six month periods ended June 30, 2003 and 2004 (unaudited)

1.     Organization

       Bill Barrett Corporation, a Delaware corporation, is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and crude oil. Since its inception on January 7, 2002, Bill Barrett Corporation has conducted its activities principally in the Rocky Mountain region of the United States.

2.	Summary of Significant Accounting Policies

       Unaudited Periods. The financial information with respect to the six month periods ended June 30, 2003 and 2004 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for such periods. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

       Basis of Presentation. The accompanying consolidated financial statements include the accounts of Bill Barrett Corporation and its wholly-owned subsidiaries (collectively, “BBC” or the “Company”). These statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated.

       Use of Estimates. Preparation of the Company’s financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

       Cash Equivalents. The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

       Oil and Gas Properties. The Company’s oil and gas exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. Generally, if an exploratory well does not find proved reserves within one year following completion of drilling, the costs of drilling the well are charged to expense and included within cash flows from investing activities in the Consolidated Statements of Cash Flows pursuant to SFAS 19 — Financial Accounting and Reporting by Oil and Gas Producing Companies. The costs of development wells are capitalized whether productive or nonproductive. Oil and gas lease acquisition costs are also capitalized. Other exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of proved properties. Maintenance and repairs are charged to expense and renewals and betterments are capitalized to the appropriate property and equipment accounts.

       Unevaluated properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense. Unevaluated properties whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unevaluated properties are subsequently determined to be productive,

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the related costs are transferred to proved oil and gas properties. Proceeds from sales of partial interests in unproved leases are accounted for as a recovery of cost without recognizing any gain or loss. During 2003, the Company recorded impairment expense of $1,795,000 related to unevaluated properties.

      Net capitalized costs relating to the Company’s oil and gas producing activities are summarized as follows (in thousands):

	As of	As of	As of
	December 31,	December 31,	June 30,
	2002	2003	2004

			(unaudited)
Proved properties	$123,893	$163,685	$165,069
Wells and related equipment and facilities	7,726	119,134	164,509
Support equipment and facilities	1,762	8,694	27,824
Materials and supplies	—	89	123

Total proved oil and gas properties	$133,381	$291,602	$357,525

Accumulated depreciation, depletion and amortization	(8,896)	(38,733)	(68,957)

Total proved oil and gas properties, net	$124,485	$252,869	$288,568

Unproved properties	$15,430	$40,877	$42,620
Wells and equipment in progress	4,390	15,468	19,043

Total unevaluated oil and gas properties, excluded from amortization	$19,820	$56,345	$61,663

       The Company reviews its proved oil and gas properties for impairment whenever events and circumstances indicate a decline in the recoverability of their carrying value may have occurred. The Company estimates the expected future cash flows of its oil and gas properties and compares such future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.

       The provision for depreciation, depletion and amortization (“DD&A”) of oil and gas properties is calculated on a field-by-field basis using the unit-of-production method. Oil is converted to natural gas equivalents, Mcfe, at the rate of one barrel to six Mcf. Taken into consideration in the calculation of DD&A is estimated future dismantlement, restoration and abandonment costs, net of estimated salvage values.

       Furniture, Equipment and Other. Other office and field equipment and land is recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are expensed when incurred. Depreciation of other property and equipment is computed using the straight-line method over their estimated useful lives, all of which are currently estimated to be three years. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations.

       Environmental Liabilities. Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. As of December 31, 2002 and 2003, the Company has not accrued for nor been fined or cited for any environmental violations, which would have a material adverse effect upon capital expenditures, operating results or the competitive position of the Company.

       Revenue Recognition. The Company records revenues from the sales of natural gas and crude oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.

       The Company may have an interest with other producers in certain properties in which case the Company uses the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of gas actually sold by the Company. In addition, the Company records revenue for its share of gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company also reduces revenue for other owners’ gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company’s remaining over-and under-produced gas balancing positions are considered in the Company’s proved oil and gas reserves. Gas imbalances at December 31, 2002 and 2003 were not significant.

       Comprehensive Income (Loss). Comprehensive income (loss) consists of net income (loss) and the effective component of derivative instruments classified as cash flow hedges. Comprehensive income (loss) is presented net of income taxes in the Consolidated Statements of Stockholders’ Equity.

       Derivative Instruments and Hedging Activities. The Company periodically uses derivative financial instruments to achieve a more predictable cash flow from its gas and oil production by reducing its exposure to price fluctuations.

       The Company accounts for such activities pursuant to SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the Consolidated Balance Sheets as assets or liabilities.

       The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS No. 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

       For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in earnings.

       The Company may utilize derivative financial instruments which have not been designated as hedges under SFAS No. 133 even though they protect the Company from changes in commodity

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prices. These instruments are marked to market with the resulting changes in fair value recorded in earnings.

       Deferred Financing Costs. Costs incurred in connection with the execution of the Company’s credit facility have been capitalized. These deferred financing costs are being amortized over the life of the related debt.

       Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled. Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying currently enacted tax rates.

       Stock-Based Compensation. The Company accounts for its stock-based awards to employees, officers and managers using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employee and its related interpretations and has adopted the disclosures only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company accounts for stock-based awards to non-employees using a fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18.

       For disclosure purposes, the fair value of options is measured at the date of grant using the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Such option valuation models also require the input of highly subjective assumptions, including the projected life of the options and expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimated fair value, these valuation models do not necessarily provide a reliable measure of the fair value of such stock options.

       Disclosure of pro forma net loss, as if all stock options were accounted for at fair value, is required by SFAS No. 123, under which compensation expense is based upon the fair value of each option at the date of grant using the Black-Scholes pricing model with the following assumptions:

	Period from
	January 7, 2002		Six Month
	(inception)		Periods Ended
	through	Year Ended	June 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)
Expected option term (years)	4.0	4.0	4.0	4.0
Risk-free interest rate	2.4%	2.3%	2.5%	2.8%
Volatility	—	—	—	—
Dividend yield	—	—	—	—
Weighted average fair value of options granted	$0.01	$0.01	$0.01	$0.01

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Had compensation costs for the Company’s stock option plan been determined based on the fair value at the grant dates in accordance with SFAS 123, the Company’s net income (loss) would have been restated to the pro forma amounts indicated below:

	Period from
	January 7, 2002		Six Month
	(inception)		Periods Ended
	through	Year Ended	June 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)

	(in thousands, except per share amounts)
Net income (loss) attributed to common stockholders, as reported	$(8,246)	$(13,173)	$(5,483)	$24
Add stock-based compensation included in reported net loss, net of related tax effects	96	94	52	255
Deduct stock-based compensation expense determined under fair value method, net of related tax effects	(98)	(97)	(54)	(256)

Pro forma net income (loss)	$(8,248)	$(13,176)	$(5,485)	$23

Basic earnings (loss) per share:
As reported	$(3.39)	$(3.29)	$(1.54)	$0.00
Pro forma	$(3.39)	$(3.29)	$(1.54)	$0.00
Diluted earnings per share:
As reported	$(3.39)	$(3.29)	$(1.54)	$0.00
Pro forma	$(3.39)	$(3.29)	$(1.54)	$0.00

       In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure provisions of that statement.

       Earnings Per Share. Basic net income (loss) attributable to common shareholders per common share of stock is calculated by dividing net income (loss) attributable to common shareholders by the weighted average of vested common shares outstanding during each period. Diluted net income (loss) attributable to common shareholders is calculated by dividing net income (loss) attributable to common shareholders by the weighted average of common shares outstanding and other dilutive securities.

      Net income (loss) attributable to common shareholders is calculated by reducing net income (loss) by dividends earned on preferred securities. Our Series B preferred dividends, although neither declared nor paid, are considered earned for these calculations. The Series A and Series B preferred stock, the convertible note, the issued common stock shares subject to restrictions and outstanding options, have not been included in the computation of earnings per share for the period from January 7, 2002 (inception) through December 31, 2002, the year ended December 31, 2003, and the six month period ended June 30, 2003 as their inclusion would have been anti-dilutive. For the six month period ended June 30, 2004, Series A and Series B preferred stock and the convertible note were not included as their inclusion would have been anti-dilutive.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The Emerging Issues Task Force (EITF) has issued EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 “Earnings Per Share” (EITF 03-6). The Company adopted EITF 03-6 as of January 1, 2004, and applied it retroactively, however, the implementation had no effect in all prior periods. EITF 03-6 provides guidance for the computation of earnings per share using the two-class method for enterprises with participating securities or multiple classes of common stock as required by SFAS No. 128. The two-class method allocates undistributed earnings to each class of common stock and participating securities for the purpose of computing basic earnings per share.

       The following table sets forth the calculation of basic and diluted earnings per share:

	For the
	Period from
	Inception
	(January 7,		Six Month Periods
	2002) to	Year Ended	Ended June 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)

	(in thousands except per share amounts)
Income (loss) from continuing operations	$(3,843)	$(491)	$(306)	$9,605
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(5,177)	(9,338)

Income (loss) from continuing operations to be allocated	(8,273)	(13,173)	(5,483)	267
Income from discontinued operations	27	—	—	—
Less allocation of undistributed earnings to participating preferred stock	—	—	—	(243)

Net income (loss) attributable to common shareholders	(8,246)	(13,173)	(5,483)	24
Adjustments to net income for dilution	n/a	n/a	n/a	n/a

Net income (loss) adjusted for the effect of dilution	$(8,246)	$(13,173)	$(5,483)	$24

Basic weighted-average common shares outstanding in period	2,435	4,003	3,565	6,580
Add dilutive effects of stock options	—	—	—	1,345
Add dilutive effects of common stock subject to restrictions	—	—	—	1,932

Diluted weighted-average common shares outstanding in period	2,435	4,003	3,565	9,857

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$(3.40)	$(3.29)	$(1.54)	$0.00
Income from discontinued operations	$0.01	n/a	n/a	n/a

Basic earnings per common share	$(3.39)	$(3.29)	$(1.54)	$0.00

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$(3.40)	$(3.29)	$(1.54)	$0.00
Income from discontinued operations	$0.01	n/a	n/a	n/a

Diluted earnings per common share	$(3.39)	$(3.29)	$(1.54)	$0.00

       Industry Segment and Geographic Information. The Company operates in one industry segment, which is the exploration, development and production of natural gas and crude oil, and all

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Company’s operations are conducted in the United States. Consequently, the Company currently reports a single industry segment.

       Reclassifications. Certain amounts in the financial statements of the prior year have been reclassified to conform to the current year presentation including reclassification of our $1.9 million convertible note from equity to long-term liabilities.

       New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. There has been industry wide uncertainty as to whether SFAS No. 142 required registrants to reclassify costs associated with mineral rights, including both proved and unproved leasehold acquisition costs, as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs. However, in June, 2004 the FASB proposed FASB Staff Position (“FSP”) No. FAS 142-b, Application of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” to Oil- and Gas-Producing Entities, which clarifies that drilling and mineral rights of oil- and gas-producing entities that are within the scope of SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, are tangible assets. Historically, the Company has included the costs of such mineral rights as a component of oil and gas properties, which is consistent with the proposed FSP. As such, to the extent FSP FAS 142-b is approved by the FASB without any material change, the Company’s consolidated financial statements will not be affected.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no effect on the Company’s financial position, results of operations or cash flows.

       In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. FIN 45 also requires additional disclosures about the guarantees an entity has issued, including a rollforward of the entity’s product warranty liabilities. The Company will apply the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements under FIN 45 were adopted in 2003 and had no effect on the Company’s financial position, results of operations or cash flows.

       In January 2003, the FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This interpretation, as revised by Interpretation No. 46-R in December 2003, clarifies consolidation requirements for variable interest entities. It establishes additional factors beyond ownership of a majority voting interest to indicate that a company has a controlling financial interest in an entity or a relationship sufficiently similar to a controlling financial interest that it requires consolidation. This interpretation applies immediately to variable interest entities created or obtained after January 31, 2003 and must be retroactively applied to holdings in variable interest entities acquired before February 1, 2003 in interim and annual financial statements

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued for periods ending after March 15, 2004. The adoption of this interpretation had no impact on the Company’s financial position, results of operations or cash flows.

3.	Supplemental Disclosures of Cash Flow Information:

       Supplemental cash flow information is as follows:

	Period from
	January 7, 2002		Six Month
	(inception)		Periods Ended
	through	Year Ended	June 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)

	(in thousands)
Cash paid for interest	$16	$1,168	$479	$1,175
Supplemental disclosures of noncash investing and financing activities:
Preferred stock issued for payment of oil and gas properties	500	1,253	—	322
Preferred stock returned in settlement to terminate an exploration agreement	—	—	—	(500)
Preferred stock issued for marketable equity securities	2,932	—	—	—

4.	Acquisitions and Dispositions

       On March 28, 2002, the Company purchased oil and gas properties located in Wyoming from Williams Production RMT Inc. (the “Wind River Acquisition”). The Company paid $74 million after normal price adjustments.

       On April 30, 2002, the Company purchased oil and gas properties located in Utah from Wasatch Oil and Gas Inc. and affiliates. The Company paid $8.1 million in cash after normal price adjustments.

       On July 1, 2002, the Company paid $2.5 million to the Crow Tribe in Montana (the “Crow Tribe”) for an option to acquire leasehold interests pursuant to an exploration agreement dated June 11, 2002. Payment for the option consisted of $2.0 million in cash and 119,904 shares of the Company’s Series A preferred stock. On August 1, 2002, the Company acquired from the Crow Tribe 11,540 leasehold acres for $2.6 million in cash. The Company and the Crow Tribe negotiated a settlement to terminate the exploration agreement which was approved by the Bureau of Indian Affairs on February 20, 2004. The settlement agreement provides, among other things, for the Crow Tribe to return to the Company the 119,904 shares of Series A preferred stock, the payment of $2.4 million to the Company, and additional payments to the Company of $1.5 million over five and one half years with interest at prime plus 2%. An impairment charge of $856,000 was recorded as of December 31, 2003. The Company received the 119,904 shares of stock on March 8, 2004, and received the payment of $2.4 million on March 11, 2004.

       On December 16, 2002, the Company purchased assets and assumed certain liabilities from Intoil, Inc. and an affiliate (“Intoil”). Included in the purchase were oil and gas properties located in Wyoming, Montana, North Dakota, Nebraska, Texas, Oklahoma, Utah, Nevada, New Mexico and Ohio. The Company paid $61.5 million in cash after normal price adjustments.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In conjunction with the acquisition from Intoil, liabilities were assumed as follows (in thousands):

Fair value of assets acquired	$63,800
Cash paid	(61,500)

Liabilities assumed	$2,300

       In connection with the purchase of oil and gas properties from Intoil, management made a decision to sell certain of these properties which were either not located in the Rocky Mountain region, the Company’s primary location of operations, or did not meet the profile of the Company’s operations. The properties to be sold were classified as held for sale and were recorded at the fair value less costs to sell based largely on negotiated sales agreements with effective dates of January 1, 2003. In accordance with the provisions of SFAS 144, Accounting for the Impairment and Disposal of Long Lived-Assets, the results of operations relating to properties held for sale have been reported in discontinued operations in the Consolidated Statements of Operations, and with respect to these properties no depletion has been provided in the Consolidated Statements of Operations. Net operating receipts in 2003 plus sales proceeds of $10.8 million equaled the carrying value as of December 31, 2002.

       The following unaudited pro forma information presents the financial information of the Company as if all the acquisitions had occurred at January 1, 2002:

	Period from
	January 7, 2002
	(inception)
	through December 31,
	2002

	As Reported	Pro Forma

	(in thousands)
Revenues	$16,081	$37,553
Direct operating expenses	(4,481)	(11,075)

Revenues in excess of direct operating expenses	$11,600	$26,478

       On March 21, 2003, the Company purchased predominantly non-producing and unevaluated oil and gas properties located in Wyoming from Independent Production Company, Inc. and Sapphire Bay, LLC, jointly as sellers. The Company paid $35.4 million in cash after normal price adjustments.

       In February 2004, we issued 59,800 shares of Series B preferred stock for mineral leasehold interests valued at $322,000.

5.	Note Payable to Bank

       On December 16, 2002, the Company entered into a credit facility (the “Credit Facility”) with commitments of $100 million and an initial borrowing base of $50 million, increased to $65 million in November 15, 2003, and a maturity date of December 16, 2005. The Credit Facility accrued interest based upon the borrowing base usage, at LIBOR or an alternate base rate (based upon the greater of the prime rate, a rate based upon the three month secondary CD rate, or on the federal funds effective rate) plus applicable margins ranging from 0% to 2.25%. The Credit Facility required commitment fees ranging from 0.375% to 0.50% of the unused borrowing base. Borrowings outstanding against the Credit Facility totaled $35 million and $57 million at December 31, 2002 and 2003, respectively. The weighted average interest rates were 3.38% and 3.1% at December 31, 2002 and 2003.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       On February 4, 2004, the Company replaced its credit facility with a new credit facility which provides for a maturity date of February 4, 2007 and commitments of $200 million with an initial borrowing base of $150 million (the “New Credit Facility”). The initial borrowing base under the New Credit Facility includes a $50 million portion, referred to as the “Tranche B” portion, that allows the borrowing base to be greater than the typical borrowing base that would have been computed based on proved natural gas and oil reserves. The Tranche B portion of the borrowing base terminates on March 31, 2005. The Tranche B portion of the borrowing base cannot exceed the lesser of $50 million and the difference between $150 million and the borrowing base computed by the bank group based on proved reserves. The New Credit Facility bears interest, based on the borrowing base usage, at LIBOR or an alternate base rate (based upon the greater of the prime rate, or on the federal funds effective rate) plus applicable margins ranging from 0% to 3.75%. The Company pays commitment fees ranging from 0.375% to 0.50% of the unused borrowing base.

       The New Credit Facility contains financial covenants similar to the prior facility, including but not limited to a maximum total debt to EBITDAX ratio (as defined), a minimum current ratio, an interest coverage ratio, and a minimum present value to total debt ratio. This facility is secured by the Company’s oil and gas properties representing at least 85% of the total value of the Company’s proved reserves and the pledge of all of the stock of the Company’s subsidiaries.

6.	Asset Retirement Obligations

       The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 143 — Accounting for Asset Retirement Obligations at inception on January 7, 2002. The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when incurred, generally upon acquisition or completion of a well. The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the oil and gas properties. Such costs are capitalized as part of the related asset. The asset is depleted on the units-of-production method on a field-by-field basis. The associated liability is classified in other long-term liabilities in the accompanying Consolidated Balance Sheets. The liability is periodically adjusted to reflect (1) new liabilities incurred, (2) liabilities settled during the period, (3) accretion expense, and (4) revisions to estimated future cash flow requirements. The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying Consolidated Statements of Operations.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       A reconciliation of the Company’s asset retirement obligations is as follows:

	Period from
	January 7, 2002
	(inception)		Six Month
	through	Year Ended	Period Ended
	December 31,	December 31,	June 30,
	2002	2003	2004

			(unaudited)

	(in thousands)
Beginning of period	$—	$1,117	$4,297
Liabilities incurred	1,039	1,932	1,022
Liabilities settled	—	—	(849)
Accretion expense	78	244	201
Revisions to estimate	—	1,004	886

End of period	$1,117	$4,297	$5,557

7.	Fair Value of Derivatives and Other Financial Instruments

       The Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Credit Facility’s recorded value, as discussed in Note 5, approximates its fair value as it bears interest at a floating rate. The Company’s commodity derivatives are marked to market with changes in fair value being recorded in accumulated other comprehensive income. The convertible note payable is recorded at cost, and the fair value is disclosed in Note 9 below.

       The estimated fair value of derivatives and other financial instruments has been determined by the Company using available market information and valuation methodologies described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

       At December 31, 2003, the Company had in place natural gas swap contracts covering portions of its 2004 gas production. The gas swaps, which are for the period January through December 2004, cover contracted volumes of 30,000 MMBtu per day of natural gas with a weighted average fixed price of $4.07 per MMBtu. The index prices are based on Rocky Mountain delivery points. The Company’s natural gas derivative financial instruments have been designated as cash flow hedges in accordance with SFAS No. 133 and are included in current liabilities in the Company’s Consolidated Balance Sheets.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       At December 31, 2003, the Company had the following commodity swap contracts in place to hedge cash flow and reduce the impact of natural gas price fluctuations:

	Average
	Volume	Quantity	Fixed	Index	Contract
Product	Per Month	Type	Price	Price(1)	Period

Natural gas	152,500	MMBtu	$3.67	NORRM	1/1/2004 – 12/31/2004
Natural gas	152,500	MMBtu	3.90	NORRM	1/1/2004 – 12/31/2004
Natural gas	152,500	MMBtu	4.00	NORRM	1/1/2004 – 12/31/2004
Natural gas	152,500	MMBtu	4.34	CIGRM	1/1/2004 – 12/31/2004
Natural gas	152,500	MMBtu	4.25	CIGRM	1/1/2004 – 12/31/2004
Natural gas	152,500	MMBtu	4.25	CIGRM	1/1/2004 – 12/31/2004

(1)	NORRM refers to Northwest Pipeline Corp. Rocky Mountains price and CIGRM refers to Colorado Interstate Gas Co. Rocky Mountains price as quoted in Platt’s Inside FERC on the first business day of each month.

       At December 31, 2003, the estimated fair value of contracts designated and qualifying as cash flow hedges under SFAS No 133 was a liability of $7.0 million. The Company will reclassify this amount to gains or losses included in oil and gas production operating revenues as the hedged production quantity is produced. Based on current prices, the net amount of existing unrealized after-tax loss as of December 31, 2003 to be reclassified to oil and gas production operating revenues in the next twelve months would be $4.4 million. The Company anticipates that all original forecasted transactions will occur by the end of the originally specified time periods.

       Derivative contract settlements included in oil and gas production operating revenues totaled a net loss of $7.7 million for the year ended December 31, 2003, and a net loss of $4.8 million for the six month period ended June 30, 2004 (unaudited). There were no derivative contract settlements for the period from January 7, 2002 (inception) through December 31, 2002. As the underlying prices in the Company’s hedge contracts were consistent with the indices used to sell its oil and gas, no ineffectiveness was recognized related to its hedge contracts in 2003 or for the six month period ended June 30, 2004 (unaudited).

       On June 30, 2004, the Company’s remaining cash flow hedge positions from natural gas and oil derivatives had an estimated net pre-tax liability of $9.1 million (unaudited) recorded in both current and non-current liabilities. The Company anticipates it will reclassify this amount to gains or losses included in oil and gas production operating revenues as the hedged production quantity is produced. Based on current prices, the net amount of existing unrealized after-tax loss as of June 30, 2004 to be reclassified from accumulated other comprehensive income to oil and gas production operating revenues in the next twelve months would be $5.5 million (unaudited). The Company anticipates that all original forecasted transactions will occur by the end of the originally specified time periods.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Subsequent to December 31, 2003, we entered into the following commodity swap contracts to hedge against a portion of our 2005 production:

	Average
	Volume	Quantity	Fixed	Index	Contract
Product	Per Month	Type	Price	Price(1)	Period

Natural gas	304,167	MMBtu	$5.05	NORRM	1/1/2005 – 12/31/2005
Natural gas	304,167	MMBtu	5.27	NORRM	1/1/2005 – 12/31/2005
Oil	3,042	Bbls	32.96	WTI	1/1/2005 – 12/31/2005
Oil	3,042	Bbls	34.05	WTI	1/1/2005 – 12/31/2005
Oil	3,042	Bbls	36.12	WTI	1/1/2005 – 12/31/2005
Oil	3,042	Bbls	36.00	WTI	1/1/2005 – 12/31/2005

(1)	NORRM refers to Northwest Pipeline Corp. Rocky Mountains price as quoted in Platt’s Inside FERC on the first business day of each month. WTI refers to the West Texas Intermediate price as quoted on the New York Mercantile Exchange.

8.	Income Taxes

       The benefit for income taxes consists of the following:

	Period from
	January 7, 2002
	(inception)
	through	Year Ended
	December 31,	December 31,
	2002	2003

	(in thousands)
Deferred:
Federal	$2,048	$296
State	116	24

Total	$2,164	$320

       Income tax benefit differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss from continuing operations as a result of the following:

	Period from
	January 7, 2002
	(inception)
	through	Year Ended
	December 31,	December 31,
	2002	2003

	(in thousands)
Income tax benefit at the federal statutory rate	$2,032	$276
State income taxes, net of federal tax effect	116	24
Other, net	16	20

Income tax benefit	$2,164	$320

      For the six month period ended June 30, 2004 (unaudited), income tax expense totaled $5.7 million, all of which is deferred. In 2004, we expect we will not have any current tax liability due to utilization of net operating loss carry-forwards and deductions related to intangible drilling costs.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003 are presented below:

	December 31,

	2002	2003

	(in thousands)
Current:
Deferred tax assets:
Derivative instruments	$204	$2,585
Long-term:
Deferred tax assets:
Net operating loss carryforward	$3,498	$4,536
Start-up/organization costs, net	844	628
Other	58	—
Deferred tax liabilities:
Oil and gas properties	(2,420)	(2,822)
Other	—	(42)

Net long-term deferred tax assets	$1,980	$2,300

       At December 31, 2003, the Company has approximately $12.3 million of federal and state tax net operating loss carryforwards which expire through 2023.

       The Company has not recognized a valuation allowance against its net deferred tax assets because it believes that it is more likely than not that the net deferred tax assets will be realized on future income tax returns, primarily from the generation of future taxable income.

9.	Stockholders’ Equity

       The Company’s authorized capital structure consists of 75,000,000 shares of $0.001 par value preferred stock. Of the preferred stock, 6,900,000 shares have been designated as Series A preferred stock (“Series A”) and 51,835,000 shares have been designated as Series B preferred stock (“Series B”), with the remainder undesignated at December 31, 2003, and 150,000,000 shares of $0.001 par value common stock. Holders of all classes of stock are entitled to vote on matters submitted to stockholders.

       On March 4, 2004, the Board of Directors approved increasing the number of authorized shares of Series B Preferred Stock to 52,185,000. This increase subsequently was approved by the Company’s stockholders. The increase was effected by filing an amended and restated certificate of designations with the Delaware Secretary of State in June 2004.

       Series A Preferred Stock. Series A consists of 6,900,000 authorized shares with a stated purchase price of $4.17 per share. It ranks senior to the Company’s common stock with respect to dividends and specified liquidation events. This series is also entitled to certain participation privileges with respect to dividends, conversion to common stock, and distribution of the Company’s assets.

       Series A bears no stated preferential dividend rate. However, after payment of all dividend requirements for Series B, additional dividends, if any, will be distributed to holders of this series, Series B and/or common stock on the basis of the relative number of shares outstanding.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In connection with the early capitalization of the Company, a mandatorily convertible note was issued for $1.9 million, which amount was classified in long-term liabilities. The convertible note converts automatically into 455,635 shares of Series A in 2007 or earlier in connection with a liquidation event or qualified initial public offering. The estimated fair value of the convertible note was approximately $1.9 million and $2.0 million as of December 31, 2002 and 2003, respectively, and approximately $2.3 million as of June 30, 2004 (unaudited).

       Upon a qualified initial public offering as described below, Series A will convert automatically to common stock. Holders of this series will be entitled to receive (1) at the election of the Company, cash or shares of common stock equal to the stated purchase price, with the number of shares of common stock based on the public offering price net of underwriting compensation plus (2) the number of shares of common stock equal to the conversion ratio in effect at that time (which would be one share of common stock if there is no adjustment to the conversion ratio). The Series A preference and participation rights in liquidation are discussed below in connection with Series B.

       Series B Preferred Stock. At December 31, 2003, Series B consisted of 51,835,000 authorized shares with a stated purchase price of $5.00 per share. In June 2004, the number of authorized shares was increased to 52,185,000. It ranks senior to the Company’s Series A and common stock with respect to dividends and specified liquidation events. Series B is also entitled to certain participation privileges with respect to dividends, conversion to common stock, and distribution of the Company’s assets.

       Series B bears a 7.0% cumulative dividend (14.0% after March 28, 2009), compounded quarterly and payable when, as and if declared by the Board of Directors of the Company. After payment of all dividend requirements for this series, additional dividends, if any, will be distributed to holders of this series, Series A and/or common stock on the basis of the relative number of shares outstanding.

       Upon the occurrence of specified liquidation events, holders of Series B are entitled to receive the stated purchase price of Series B plus all unpaid dividends. After payment of the Series B preference, holders of Series A stock are entitled to receive the stated purchase price of Series A. Assets, if any, remaining after payment of Series A and Series B liquidation preferences are to be distributed pro rata among holders of common stock, Series B on an as-converted basis and Series A on an as-converted basis.

       Upon an initial public offering for at least $50,000,000 of the Company’s common stock, at a price that results in each share of Series B preferred stock converting into common stock having an aggregate value of at least $7.50, based on the public offering price, the Series B will convert automatically to common stock. Holders of this series will be entitled to receive (1) at the election of the Company, cash or shares of common stock equal to the stated purchase price plus all unpaid dividends, with the number of shares of common stock based on the public offering price net of underwriting compensation plus (2) the number of shares of common stock equal to the conversion ratio in effect at that time (which would be one share of common stock if there is no adjustment to the conversion ratio).

       In March 2002, the Company received commitments from certain investors to purchase 51,000,000 shares of Series B at $5.00 per share. As of December 31, 2003, the investors had purchased 44,400,000 shares for $222 million, leaving purchase commitments for an additional 6,600,000 shares at an aggregate price of $33 million.

       In January 2004, these investors purchased 4,000,000 shares for $20 million. In May 2004, the Company received the final payment of $13 million for 2,600,000 shares from these investors (unaudited). Pursuant to EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Features or Contingently Adjustable Conversion Ratios, these issuances resulted in a beneficial conversion (deemed dividend) since the shares were issued at less than estimated fair market value. According to EITF 98-5 and EITF 00-27 Application of Issue 98-5 to Certain Convertible Instruments, we are required to measure, but not record, the deemed dividend at the commitment date if the shares are convertible only upon the occurrence of a future event outside the control of the holder of such securities and contain conversion terms that change upon the occurrence of a future event. We have measured deemed dividends of $1.3 million and $1.7 million related to the January 2004 and May 2004 issuance of convertible Series B preferred shares, respectively, and will record such dividends if and when the convertible Series B preferred shares are converted into common stock.

       Cumulative dividends not declared amounted to $4.4 million and $17.1 million at December 31, 2002 and 2003, respectively, and $26.5 million at June 30, 2004 (unaudited).

       Common Stock. On January 30, 2002, the Company issued, subject to restrictions, 8,386,648 shares of common stock to founding management and employees. On March 28, 2002, these common stockholders entered into a stockholders’ agreement to restrict ownership of the shares with the following dual vesting provisions: (1) one share for every $30.40459 received from investors in Series B (“dollar vesting”), and (2) 20% upon purchase and an additional 20% vesting each year for four years after purchase (“time vesting”). The Company records deferred compensation expense for the difference between the fair market value of the common stock on a measurement date (the date the Company receives funds from the investors in Series B, i.e., the shares dollar vest) and the price paid for the dollar vested shares of common stock. The deferred compensation is amortized over the remaining time vesting period. The Company amortized $150,000 of the deferred compensation expense through compensation expense during 2002 and 2003, respectively. The stockholders’ agreement contains certain acceleration and forfeiture provisions related to its January 31, 2007 expiration and other specified occurrences including liquidation events and an initial public offering, as described above.

       As of December 31, 2003 common shares had vested as follows:

		% of Total
	Shares	Common

Dollar	7,566,480	87%
Time	5,157,378	60

       All remaining common shares dollar vested in connection with the issuance of the Series B preferred stock pursuant to the final capital calls funded in January and May 2004 (unaudited). The remaining time vesting will occur ratably through January 2006.

       Accumulated Other Comprehensive Loss. The Company follows the provisions of SFAS 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income. In addition to net income, comprehensive income includes all changes in equity during a period, except those resulting from investments and distributions to the owners of the Company.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of accumulated other comprehensive loss and related tax effects for the period from January 7, 2002 (inception) through December 31, 2002 were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(in thousands)
Accumulated other comprehensive loss — January 7, 2002 (inception)	$—	$—	$—
Change in fair value of hedges	(552)	204	(348)

Accumulated other comprehensive loss — December 31, 2002	$(552)	$204	$(348)

       The components of accumulated other comprehensive loss and related tax effects for the year ended December 31, 2003 were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(in thousands)
Accumulated other comprehensive loss — December 31, 2002	$(552)	$204	$(348)
Change in fair value of hedges	(6,986)	2,585	(4,401)
Reclassification adjustment for realized losses on hedges included in net loss	552	(204)	348

Accumulated other comprehensive loss — December 31, 2003	$(6,986)	$2,585	$(4,401)

      The components of accumulated other comprehensive loss and related tax effects for the six months ended June 30, 2004 (unaudited) were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(in thousands)
Accumulated other comprehensive loss — December 31, 2003	$(6,986)	$2,585	$(4,401)
Change in fair value of hedges	(6,249)	2,312	(3,937)
Reclassification adjustment for realized losses on hedges included in net income	4,173	(1,544)	2,629

Accumulated other comprehensive loss — June 30, 2004 (unaudited)	$(9,062)	$3,353	$(5,709)

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The following table reflects the activity in the Company’s common and preferred stock.

	Period from
	January 7, 2002
	(inception)		Six Months
	through	Year Ended	Ended
	December 31,	December 31,	June 30,
	2002	2003	2004

			(unaudited)
Series A Preferred Stock Outstanding:
Shares at beginning of period	—	6,258,994	6,258,994
Shares issued under Stock Purchase Agreement dated March 28, 2002	6,139,090	—	—
Shares issued for partial payment of mineral leasehold interests	119,904	—	—
Shares returned in settlement to terminate an exploration agreement	—	—	(119,904)

Shares at end of period	6,258,994	6,258,994	6,139,090

Series B Preferred Stock Outstanding:
Shares at beginning of period	—	21,100,000	45,145,700
Shares issued under Stock Purchase Agreement dated March 28, 2002	21,100,000	23,300,000	6,600,000
Shares issued for cash under Bill Barrett Corporation Employee Restricted Stock Purchase Plan	—	495,100	145,918
Shares issued for mineral leasehold interests	—	250,600	59,800

Shares at end of period	21,100,000	45,145,700	51,951,418

Common Stock Outstanding:
Shares at beginning of period	—	8,386,648	8,651,815
Restricted shares issued for cash to founding management and employees	8,386,648	—	—
Exercise of common stock options	—	265,167	350,333

Shares at end of period	8,386,648	8,651,815	9,002,148

10.	Stock Options and Other Employee Benefits

       Stock Options. In January 2002, the Company adopted a stock option plan to benefit key employees and non-employees. This plan was amended and restated in its entirety by the Amended and Restated 2002 Stock Option Plan (the “2002 Option Plan”). The aggregate number of shares which the Company may issue under the 2002 Option Plan may not exceed 7,650,000 shares of the Company’s common stock. Up to 5,500,000 shares may be granted with an exercise price not less than $6.50 per share (“Tranche A”) and up to 2,150,000 shares may be granted with an exercise price of not less than $0.04412 per share (“Tranche B”). The options vest in a manner similar to the common stock described in Note 9 except the options vest on a time basis 40% on the first anniversary of the date of grant and 20% on subsequent anniversaries of the date of grant subject to the acceleration and other specified occurrences also addressed in Note 9. Options granted on or

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

before February 3, 2003 vested 20% on date of grant and 20% on each of the next four anniversaries of the date of grant. All options expire ten years from the date of grant.

       Information relating to stock options is summarized as follows:

	Period from
	January 7, 2002
	(inception)	Year Ended
	through December 31,	December 31,
Tranche A	2002	2003

Exercise Price $6.50:
Outstanding, beginning of period	—	4,535,000
Granted	4,535,000	1,016,500
Exercised	—	—
Forfeited	—	(127,500)

Outstanding, end of period	4,535,000	5,424,000

Options exercisable, end of period	907,000	1,876,000
Weighted average remaining life (years)	9.75	8.80

       The Company has 76,000 options available for grant under its Tranche A portion of its stock 2002 Option Plan at December 31, 2003.

	Period from
	January 7, 2002
	(inception)	Year Ended
	through December 31,	December 31,
Tranche B	2002	2003

Exercise Price $0.08824:
Outstanding, beginning of period	—	1,230,000
Granted	1,230,000	915,000
Exercised	—	(265,167)
Forfeited	—	(68,333)

Outstanding, end of period	1,230,000	1,811,500

Options exercisable, end of period	246,000	336,000
Weighted average remaining life (years)	9.75	8.89
Exercise Price $0.28:
Outstanding, beginning of period	—	—
Granted	—	44,000
Exercised	—	—
Forfeited	—	—

Outstanding, end of period	—	44,000

Options exercisable, end of period	—	—
Weighted average remaining life (years)	N/A	10.00

       The Company has 29,333 options available for grant under its Tranche B portion of its 2002 Option Plan at December 31, 2003.

       During the six-month period ended June 30, 2004, the Company granted (1) options to purchase 150,000 common shares at $1.00 per share under the 2003 Option Plan; (2) Tranche A

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options to purchase 96,000 common shares at $6.50 per share under the 2002 Option Plan; and (3) Tranche B options to purchase 41,000 common shares at $0.46 per share under the 2002 Option Plan (which included options that became available under the 2002 Option Plan after December 31, 2003 as a result of the termination of previously issued options).

       401(k) Savings. As of December 1, 2002, the Company commenced a 401(k) savings plan (the “401(k) Plan”) for all eligible employees over the age of 21. Employees become eligible the quarter following the beginning of their employment. Under the 401(k) Plan, employees may make voluntary contributions based upon a percentage of their pretax income. The Company matches 100% of the employee contribution, up to 4% of the employee’s pretax income. Employees direct their contributions into a variety of mutual fund investment options provided by The Principal Financial Group. The Company made matching contributions of $11,000 for the period from January 7, 2002 (inception) through December 31, 2002 and $216,000 for the year ended December 31, 2003.

11.	Transactions with Related Parties

       Three directors of the Company are officers of the Series B investors.

       A director of the Company is a principal at a company affiliated with the lead arranger and agent for the credit facilities noted in Note 5 above. In management’s opinion, the terms obtained were provided on the same terms as could be obtained from non-related sources.

       A director of the Company is a managing director of a company affiliated with the company which wholly owns the counterparty to the natural gas swaps noted in Note 7 above.

12.	Significant Customers and Other Concentrations

       Significant Customers. During 2002, purchases by The Williams Companies, Inc. and ConocoPhillips Holding Company accounted for 59.2% and 15.6%, respectively, of the Company’s total oil and gas production revenues. During 2003, ONEOK Inc accounted for 38.6% and two wholly-owned subsidiaries of Xcel Energy Inc, the names of which are Public Service Co. of Colorado and Cheyenne Light, Fuel and Power Co., accounted for a total of 10.2% of the Company’s oil and gas production revenues. Management believes that the loss of any individual purchaser would not have a long-term material adverse impact on the financial position or results of operations of the Company.

       Concentrations of Market Risk. The future results of the Company’s oil and gas operations will be affected by the market prices of oil and gas. The availability of a ready market for crude oil, natural gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil, gas and liquid products, the regulatory environment, the economic environment, and other regional and political events, none of which can be predicted with certainty.

       The Company operates in the exploration, development and production phase of the oil and gas industry. Its receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by periodic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit–related losses due to such economic fluctuations has been and will continue to be immaterial to the

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s results of operations in the long-term. Trade receivables are generally not collateralized. The Company analyzes customers’ and joint venture partners’ historical credit positions and payment history prior to extending credit.

       Concentrations of Credit Risk. Derivative financial instruments that hedge the price of oil and gas are generally executed with major financial or commodities trading institutions which expose the Company to market and credit risks and may, at times, be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non–performance by the counterparties, are substantially smaller. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated. The Company’s policy is to execute financial derivatives only with major financial institutions.

13.	Commitments and Contingencies

       The Company rents office space pursuant to operating leases which expire September 30, 2004, July 1, 2005 and January 31, 2009. Office lease expense for the period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 was $159,000 and $517,000, respectively. The Company also entered into a twelve-month lease for compressor rental effective August 15, 2003. Additionally, the Company has entered into various long-term agreements for telecommunication service.

       Future minimum annual rental payments under these non-cancelable operating leases are as follows (in thousands):

2004	$797
2005	918
2006	924
2007	909
2008	889
Thereafter	74

Total	$4,511

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Supplementary Oil and Gas Information (unaudited)

       Costs Incurred. Costs incurred in oil and gas property acquisition, exploration and development activities and related depletion per equivalent unit-of-production were as follows:

	Period from
	January 7, 2002	Year Ended
	(inception) through	December 31,
	December 31, 2002	2003

	(in thousands, except
	amortization data)
Acquisition costs:
Unproved properties	$15,178	$17,581
Proved properties	127,528	30,979
Exploration costs	5,925	41,846
Development costs	5,123	94,637

Total before asset retirement obligations	$153,754	$185,043

Total including asset retirement obligations	$154,793	$187,979
Amortization per Mcfe of production	1.37	1.63

       Supplemental Oil and Gas Reserve Information (unaudited). The reserve information presented below is based on estimates of net proved reserves as of December 31, 2002 and 2003 that were prepared by internal petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission and were reviewed by Ryder Scott Company and Netherland, Sewell & Associates, Inc., independent petroleum engineering firms. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimates is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and natural gas that are ultimately produced.

       Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those proved reserves expected to be recovered through existing wells with existing equipment and operating methods.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Analysis of Changes in Proved Reserves. The following table sets forth information regarding the Company’s estimated net total proved and proved developed oil and gas reserve quantities, excluding reserves for oil and gas properties held for sale:

	Oil	Gas

	(MBbls)	(MMcf)
Proved reserves:
Inception, January 7, 2002	—	—
Purchases of oil and gas reserves in place	2,911	100,312
Extension, discoveries and other additions	—	7,833
Production	(27)	(6,370)

Balance, December 31, 2002	2,884	101,775
Purchases of oil and gas reserves in place	918	31,798
Extension, discoveries and other additions	754	100,024
Revisions of previous estimates	(342)	(33,902)
Sales of reserves	—	(2,506)
Production	(328)	(16,315)

Balance, December 31, 2003	3,886	180,874

Proved developed reserves:
December 31, 2002	1,888	78,155
December 31, 2003	3,166	108,569

       Standardized Measure. Estimated discounted future net cash flows and changes therein were determined in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

       Future cash inflows are computed by applying year-end prices of oil and gas relating to the Company’s proved reserves to the year-end quantities of those reserves. Year-end calculations were made using prices of $29.14 and $32.98 per Bbl for oil and $3.33 and $5.81 per Mcf for gas for 2002 and 2003, respectively. The Company also records an overhead expense of $100 per month per operated well in the calculation of its future cash flows.

       The assumptions used to compute estimated future cash inflows do not necessarily reflect the Company’s expectations of actual revenues or costs, nor their present worth. In addition, variations from the expected production rate also could result directly or indirectly from factors outside of the Company’s control, such as unexpected delays in development, changes in prices or regulatory or environmental policies. The reserve valuation further assumes that all reserves will be disposed of by production. However, if reserves are sold in place, additional economic considerations could also affect the amount of cash eventually realized.

       Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

       Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company’s proved oil and gas reserves. Permanent differences in oil and gas related tax credits and allowances are recognized.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       A 10% annual discount rate was used to reflect the timing of the future net cash flows relating to proved oil and gas reserves.

       The following table presents the standardized measure of discounted future net cash flows related to proved oil and gas reserves.

	December 31,

	2002	2003

	(in thousands)
Future cash inflows	$422,935	$1,179,562
Future production costs	(110,513)	(281,355)
Future development costs	(49,430)	(112,452)
Future income taxes	(38,535)	(176,850)

Future net cash flows	$224,457	$608,905
10% annual discount	(70,909)	(204,085)

Standardized measure of discounted future net cash flows	$153,548	$404,820

       A summary of changes in the standardized measure of discounted future net cash flows is as follows:

	Period from
	January 7, 2002	Year Ended
	(inception) through	December 31,
	December 31, 2002	2003

	(in thousands)
Standardized measure of discounted future net cash flows, beginning of period	$—	$153,548
Sales of oil and gas, net of production costs and taxes	(11,653)	(61,017)
Extensions, discoveries and improved recovery, less related costs	13,878	268,258
Quantity revisions	—	(116,979)
Price revisions	—	128,745
Net changes in estimated future development costs	—	(1,625)
Accretion of discount	—	17,866
Purchases of reserves in place	176,433	50,717
Sales of reserves	—	(3,650)
Changes in production rates (timing) and other	—	59,852
Net changes in future income taxes	(25,110)	(90,895)

Standardized measure of discounted future net cash flows, end of period	$153,548	$404,820

15.	Quarterly Financial Data (unaudited)

       The following is a summary of the unaudited financial data for each quarter presented. The net income (loss) per share for each of the quarters for the period from January 7, 2002 (inception)

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

through December 31, 2002 and the year ended December 31, 2003 have been restated, see note 17.

	Period from
	January 7, 2002
	(inception) through
	March 31, 2002	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
For the period from January 7, 2002 (inception) through December 31, 2002:
Total revenues	$—	$5,557	$3,684	$6,840
Income (loss) before income taxes	(734)	(2,060)	(2,317)	(896)
Net income (loss)	(527)	(1,260)	(1,483)	(546)
Net income (loss) per share as previously reported	(0.29)	(0.60)	(0.59)	(0.20)
Net income (loss) per common share attributable to common shareholders as restated, see note 17	(0.32)	(1.27)	(1.16)	(0.77)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
Year ended December 31, 2003:
Total revenues	$12,945	$16,378	$18,789	$27,324
Income (loss) before income taxes	(330)	(175)	(45)	(261)
Net income (loss)	(200)	(106)	(27)	(158)
Net income (loss) per share as previously reported	(0.05)	(0.03)	(0.01)	(0.04)
Net income (loss) per common share attributable to common shareholders as restated, see note 17	(0.72)	(0.82)	(0.82)	(0.91)

16.	Subsequent Events (unaudited)

       In April 2004, subscriptions to purchase 145,918 shares of Series B Preferred Stock for $5.00 per share were received from certain of our employees. In May 2004, we issued 2,600,000 shares of Series B preferred stock for cash at $5.00 per share for a total of $13.0 million.

       In April 2004, the Company adopted its 2003 Stock Option Plan (the “2003 Option Plan”) to benefit key employees, directors and non-employees. The 2003 Option Plan was approved by the Company’s stockholders. The aggregate number of shares which the Company may issue under the 2003 Option Plan may not exceed 200,000 shares of the Company’s common stock. Options granted under the 2003 Option Plan expire ten years from the date of grant with an exercise price not less than 100% of the fair market value of the underlying common shares on the date of grant. Options granted under the 2003 Option Plan vest 25% on the first anniversary of the date of grant, and 25% on each of the next three anniversaries of the date of grant.

       Subsequent to December 31, 2003, the Company entered into two firm transportation agreements. One agreement provides guaranteed capacity for 8,500 MMBtu per day at a monthly charge of $45,000 for the period from March 1, 2004 through February 28, 2005. The other agreement provides guaranteed capacity of 9,000 MMBtu per day for the first 12 years and 5,000 MMBtu per day for the last year. The annual commitment for 9,000 MMBtu per day is $1,117,000, which is expected to begin on January 1, 2005.

       In August 2004, we entered into an agreement to purchase developed and undeveloped oil and gas properties in western Colorado. These properties consist of approximately 17,000 net leasehold acres and include approximately 80 producing wells. We expect to complete this acquisition in September 2004 subject to satisfying various closing conditions.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Restatement of Consolidated Financial Statements

       Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2003, certain adjustments were made for earnings per share. The Company determined that loss per common share had been computed without giving effect to cumulative dividends on preferred stock of $4.4 million in 2002 and $12.7 million in 2003. As a result, the loss per common share as reflected in the accompanying consolidated statement of operations for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003, respectively, have been restated from the amounts previously reported. A summary of the significant effects of the restatement is as follows:

	For the Period
	January 7, 2002 (inception)		For the Year Ended
	through December 31, 2002		December 31, 2003

	(as previously	(as restated)	(as previously	(as restated)
	reported)		reported)
Loss from continuing operations per common share	$(1.58)	$(3.40)	$(0.12)	$(3.29)
Discontinued operations per common share	0.01	0.01	—	—

Net loss per common share	$(1.57)	$(3.39)	$(0.12)	$(3.29)

       The Company’s interim financial statements for the three month periods ended June 30, 2002 and 2003 have been restated giving effect to cumulative dividends on preferred stock of $1.4 million and $3.0 million, respectively. A summary of the effects of the restatement is as follows (unaudited):

	Three Month
	Period Ended

	June 30,	June 30,
	2002	2003

Net income (loss) per share previously reported	$(0.60)	$(0.03)
Net income (loss) per share attributable to common shareholders as restated	(1.27)	(0.82)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bill Barrett Corporation:

       We have audited the accompanying statements of revenues and direct operating expenses of the properties (the “Wind River Acquisition Properties”) acquired by Bill Barrett Corporation (the “Company”) from Williams Production RMT Inc. for the year ended December 31, 2001 and for the period from January 1, 2002 through March 28, 2002. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

       We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

       The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 2 to the statements and are not intended to be a complete presentation of the Company’s interests in the properties described above.

       In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses, described in Note 2, of the Wind River Acquisition Properties for the year ended December 31, 2001 and for the period from January 1, 2002 through March 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Denver, Colorado

April 16, 2004 (June 30, 2004 as to Note 1)

WIND RIVER ACQUISITION PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

		Period from
		January 1,
		2002
	Year Ended	through
	December 31,	March 28,
	2001	2002

	(in thousands)
Revenues — Oil and gas production	$55,380	$4,605

Direct Operating Expenses:
Lease operating expense	2,672	551
Production and ad valorem taxes	6,875	644
Gathering, transportation and marketing	33	7

Total direct operating expenses	$9,580	$1,202

Revenues in excess of direct operating expenses	$45,800	$3,403

See accompanying notes to the Statements of Revenues and Direct Operating Expenses.

WIND RIVER ACQUISITION PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND

DIRECT OPERATING EXPENSES

1.     Operations, Organization and Basis of Presentation

       The accompanying statements represent the interest in the revenues and direct operating expenses of the oil and natural gas producing properties acquired by Bill Barrett Corporation (the “Company”) from Williams Production RMT Corporation on March 28, 2002 effective March 1, 2002 for $74 million. The properties are referred to herein as the “Wind River Acquisition Properties”.

       Oil and gas production revenues and direct operating expenses relate to the Company’s net revenue interest and net working interest, respectively, in the properties. With respect to the gas sales, the sales method is used for recording revenues. Under this approach, each party recognizes revenue based on sales actually made regardless of its proportionate share of the related production. The revenue from oil and gas production has been based on historical product prices at the point of sale using the revenue and working interests purchased by the Company. The effect on revenues of production imbalances is not material.

       Direct operating expenses include payroll, leases and well repairs, production taxes, maintenance, utilities and other direct operating expenses. Selected cash flow information presented below includes the operation changes to accounts receivable, accounts payable and production taxes, and the investing additions to oil and gas properties:

		Period from
		January 1,
		2002
	Year Ended	through
	December 31,	March 28,
	2001	2002

	(in thousands)
Operating Activities:
Revenues in excess of direct operating expenses	$45,800	$3,403
Change in current assets and liabilities:
Accounts receivable	5,955	538
Accounts payable	(35)	(88)
Production taxes payable	(1,469)	388
Investing Activities:
Additions to oil and gas properties	$(7,925)	$(718)

      During the periods presented, the Acquisition Properties were not accounted for as a separate entity. Certain costs such as depreciation, depletion and amortization, accretion of asset retirement obligations, general and administrative expenses, interest expense and corporate taxes were not allocated to the Wind River Acquisition Properties.

       Use of Estimates. The process of preparing financial statements in conformity with generally accepted principles requires the use of estimates and assumptions regarding certain types of revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.	Omitted Financial Information

       Historical financial statements reflecting financial position, results of operations and cash flows required by accounting principles generally accepted in the United States of America are not

WIND RIVER ACQUISITION PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND

DIRECT OPERATING EXPENSES — (Continued)

presented as such information is not available on an individual property basis and not meaningful to the Wind River Acquisition Properties. Historically, no allocation of general and administrative, interest, corporate taxes accretion of asset retirement obligations, depreciation, depletion and amortization was made to the Wind River Acquisition Properties. Accordingly, the statements are presented in lieu of the financial statements required under Rule 3-01 of the Securities and Exchange Commission Regulation S-X.

3.	Supplemental Disclosures on Oil and Gas Exploration, Development and Production Activities (Unaudited)

       Reserves. The following table summarizes the net ownership interests in estimated quantities of the proved oil and gas reserves of the Wind River Acquisition Properties at March 28, 2002 (the closing date), estimated by the Company’s petroleum engineers.

	Natural Gas	Oil
	MMcf	Bbls

Proved developed reserves	48,714	164
Proved undeveloped reserves	8,478	18

Total proved reserves	57,192	182

       Production volumes for prior periods were added back to the above referenced reserve amounts to arrive at reserve totals at January 1, 2001, December 31, 2001 and March 28, 2002.

	Natural Gas	Oil
	MMcf	Bbls

Proved reserves as of January 1, 2001	71,946	227
Production in 2001	(12,588)	(40)

Proved reserves as of December 31, 2001	59,358	187
Production from January 1, 2002 through March 28, 2002	(2,166)	(5)

Proved reserves as of March 28, 2002	57,192	182

       Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves. The following table presents the Standardized Measure of Discounted Future Net Cash Flows before future income taxes from proved oil and gas reserves of the Acquisition Properties. As prescribed by the Financial Accounting Standards Board, the amounts shown are based on prices and costs at January 1, 2001, December 31, 2001 and March 28, 2002 and assume continuation of existing economic conditions. A discount factor of 10% was used to reflect the timing of future net cash flow. Extensive judgments are involved in estimating the timing of production and the costs that will be incurred throughout the remaining lives of the fields. Accordingly, the estimates of future net cash flows from proved reserves and the present value thereof may not be materially correct when judged against actual subsequent results. Further, since prices and costs do not remain static, and no price or cost changes have been considered, and future production and development costs are estimates to be incurred in developing and producing the estimated proved oil and gas reserves, the results are not necessarily indicative of the fair

WIND RIVER ACQUISITION PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND

DIRECT OPERATING EXPENSES — (Continued)

market value of estimated proved reserves, and the results may not be comparable to estimates disclosed by other oil and gas producers.

	As of	As of	As of
	January 1,	December 31,	March 28,
	2001	2001	2002

	(in thousands)
Future cash inflows	$271,837	$216,477	$211,872
Future productions costs	(57,890)	(48,310)	(47,108)
Future development costs	(27,279)	(27,279)	(27,279)

Future net cash flows	$186,668	$140,888	$137,485
10% annual discount for estimating timing of cash flows	(49,102)	(37,003)	(36,110)

Standardized Measure (before income taxes) of discontinued future net cash flows relating to proved oil and gas reserves	$137,566	$103,885	$101,375

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Bill Barrett Corporation:

       We have audited the accompanying statement of revenues and direct operating expenses (the Statement) of the oil and natural gas properties and gathering assets (the Wind River, Powder River and Williston Basin Acquisition Properties) acquired from Intoil, Inc. by Bill Barrett Corporation (Barrett), for the period from January 1, 2002 through December 15, 2002. The Statement is the responsibility of Barrett’s management. Our responsibility is to express an opinion on the Statement based on our audit.

       We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       The accompanying Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete presentation of revenues and expenses of the Wind River, Powder River and Williston Basin Acquisition Properties.

       In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Wind River, Powder River and Williston Basin Acquisition Properties for the period from January 1, 2002 through December 15, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado

March 14, 2003

BILL BARRETT CORPORATION

STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE WIND RIVER, POWDER RIVER AND WILLISTON BASIN ACQUISITION PROPERTIES

For the
Period from
January 1,
2002 through
December 15,
2002

(in thousands)
Revenues:
Oil and gas sales	$16,411
Gathering	456

Total revenues	16,867

Direct operating expenses:
Lease operating expense	4,975
Gathering expense	417

Total direct operating expenses	5,392

Revenues in excess of direct operating expenses	$11,475

See accompanying notes to statement of revenues and direct operating expenses of the

Wind River, Powder River and Williston Basin Acquisition Properties.

BILL BARRETT CORPORATION

NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES OF THE WIND RIVER, POWDER RIVER AND WILLISTON BASIN ACQUISITION PROPERTIES

For the Period from January 1, 2002 through December 15, 2002

(1)	Basis of Presentation

       On December 16, 2002, Bill Barrett Corporation (Barrett) completed its acquisition of certain oil and natural gas properties and gathering assets located in Wyoming, Montana, North Dakota, Nebraska, Texas, Oklahoma, Utah, New Mexico, and Ohio, (the Wind River, Powder River and Williston Basin Acquisition Properties) from Intoil, Inc. (Intoil).

       The accompanying statement of revenues and direct operating expenses was derived from the historical accounting records of Intoil and reflect the revenues and direct operating expenses of the Wind River, Powder River and Williston Basin Acquisition Properties. Such amounts may not be representative of future operations. The statement does not include depreciation, depletion and amortization, general and administrative expenses, income taxes or interest expense as these costs may not be comparable to the expenses expected to be incurred by Barrett on a prospective basis.

(2)	Supplemental Oil and Gas Reserve Information (Unaudited)

       Supplemental oil and natural gas reserve information related to the Wind River, Powder River and Williston Basin Acquisition Properties is reported in compliance with Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (FAS 69). Net proved oil and natural gas reserves of the Wind River, Powder River and Williston Basin Acquisition Properties and the standardized measure of discounted future net cash flows related to those reserves were prepared by Barrett as of and for the period ended December 15, 2002.

(a)	Estimated Net Quantities of Oil and Gas Reserves Attributed to the Wind River, Powder River and Williston Basin Acquisition Properties

       Proved reserves are estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

       The following table presents the estimated remaining net proved and proved developed oil and gas reserves attributable to the Wind River, Powder River and Williston Basin Acquisition Properties at January 1, 2002 and December 15, 2002, along with a summary of changes in the quantities of net remaining proved reserves during the period ended December 15, 2002.

	Crude Oil	Natural Gas

	(MBbl)	(MMcf)
Estimated total proved reserves:
January 1, 2002	3,796	44,769
Net change in estimated reserve quantities	89	(3,077)
Production	(340)	(3,919)

December 15, 2002	3,545	37,773

Estimated proved developed reserves:
January 1, 2002	2,693	26,587
December 15, 2002	2,614	32,347

BILL BARRETT CORPORATION

NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES OF THE WIND RIVER, POWDER RIVER AND WILLISTON BASIN ACQUISITION PROPERTIES — (Continued)

(b)	Standardized Measures of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

       In computing the Standardized Measure, future cash inflows were estimated by applying period-end oil and natural gas prices to the estimated future production of period-end proved reserves. The prices used for the December 15, 2002 calculation were $29.14 per barrel of oil and $3.28 per Mcf of gas. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has not been considered as the Wind River, Powder River and Williston Basin Acquisition Properties are not a tax paying entity. FAS 69 requires the use of a 10% discount rate.

       Information with respect to the standardized measure of discounted future net cash flows for the Wind River, Powder River and Williston Basin Acquisition Properties at January 1, 2002 and December 15, 2002 is as follows:

	As of	As of
	January 1,	December 15,
	2002	2002

	(in thousands)
Future oil and gas sales	$172,898	$227,316
Future production costs	(60,227)	(69,795)
Future development costs	(31,792)	(21,301)

Future net cash flows	$80,879	$136,220
10% annual discount for estimated timing of cash flows	(25,154)	(46,537)

Standardized measure (before income taxes) of discounted future net cash flows relating to proved oil and gas reserves	$55,725	$89,683

Appendix A

GLOSSARY OF OIL AND NATURAL GAS TERMS

       The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

       3-D seismic. Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

       AMI. Area of mutual interest.

       Basin-centered gas. A regional abnormally-pressured, gas-saturated accumulation in low-permeability reservoirs lacking a down-dip water contact.

       Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

       Bbl/d. One Bbl per day.

       Bcf. Billion cubic feet of natural gas.

       Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

       Biogenic gas. Bacteria-generated natural gas usually found at depths of a few hundred to a few thousand feet because it is formed at the low temperatures that accompany the shallow burial and rarely is generated at depths greater that 3,000 feet.

       Boe. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

       Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

       Coalbed methane (CBM). Natural gas formed as a byproduct of the coal formation process, which is trapped in coal seams and produced by non-traditional means.

       Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

       Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

       Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

       Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

       Discontinuous lenticular sands. Sandstone reservoirs that have a limited aerial extent. In general these types of sandstones will be encountered by separate wellbores infrequently in a given area depending on well density. By comparison, a continuous or blanket sandstone may be encountered repeatedly by multiple wellbores in a given area.

       Down-dip. The occurrence of a formation at a lower elevation than a nearby area.

       Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

       Environmental Assessment (EA). An environmental assessment, a study that can be required pursuant to federal law prior to drilling a well.

       Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

       Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out”.

       Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

       Finding and Development Costs. Capital costs incurred in the acquisition, exploitation and exploration of proved oil and natural gas reserves divided by proved reserve additions and revisions to proved reserves.

       Fractured shale gas. Gas that is present in fractures in a formation consisting mostly of shale.

       Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

       Horizontal re-entry well. A new well in which a pre-existing wellbore is used as the starting point of a new horizontal borehole. Drilling a horizontal re-entry well typically involves milling a hole in the casing of the pre-existing wellbore and drilling hundreds or thousands of feet from the pre-existing wellbore.

       Identified drilling locations. Total gross locations specifically identified and scheduled by management as an estimation of the Company’s multi-year drilling activities on existing acreage. The Company’s actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.

       Infill drilling. The drilling of wells between established producing wells on a lease to increase reserves or productive capacity from the reservoir.

       MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.

       Mcf. Thousand cubic feet of natural gas.

       Mcf/d. One Mcf per day.

       Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

       MMBbls. Million barrels of crude oil or other liquid hydrocarbons.

       MMboe. One million barrels of oil equivalent.

       MMBtu. Million British Thermal Units.

       MMcf. Million cubic feet of natural gas.

       MMcf/d. One MMcf per day.

       MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

       MMcfe/d. One MMcfe per day.

       Net acres or net wells. The sum of the fractional working interest owned in gross acres or gross wells, as the case may be.

       Overpressured. A subsurface formation that exerts an abnormally high formation pressure on a wellbore drilled into it.

       PDNP. Proved developed nonproducing.

       PDP. Proved developed producing.

       Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

       PUD. Proved undeveloped.

       Present value of future net revenues (PV-10). The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

       Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

       Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

       Proved developed reserves (PDP). Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

       Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

       Proved undeveloped reserves (PUD). Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

       PV-10. Present value of future net revenues.

       Recompletion. The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

       Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

       Standardized Measure. The present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

       Stratigraphic play. An oil or natural gas formation contained within an area created by permeability and porosity changes characteristic of the alternating rock layer that result from the sedimentation process.

       Structural play. An oil or natural gas formation contained within an area created by earth movements that deform or rupture (such as folding or faulting) rock strata.

       Tight gas sands. A formation with low permeability that produces natural gas with very low flow rates for long periods of time.

       Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

       Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

Appendix B

REPORT OF RYDER SCOTT COMPANY, L.P.,

INDEPENDENT PETROLEUM ENGINEERS

February 2, 2004

Bill Barrett Corporation

1099 18th Street, Suite 2300
Denver, Colorado 80202

Attention: Ms. Lynn Boone Henry

       Pursuant to your request, we have reviewed your estimates of the net proved reserves attributable to certain interests of the Bill Barrett Corporation (referred to herein as the “Company”) as of December 31, 2003. This review consisted of approximately 227 producing and non-producing wells, and includes reserves attributable to certain behind pipe zones and undeveloped locations, which were evaluated by the reservoir engineering staff of the Bill Barrett Corporation. The subject properties are located in the States of Montana, North Dakota, Utah, and Wyoming. Based on your reserve estimates, the proved net reserves reviewed by Ryder Scott Company, L.P. as of December 31, 2003 is presented below.

	Reviewed Proved Net
	Reserves Prepared by the
	Bill Barrett Corporation
	As of December 31, 2003

	Liquid, MBBLS	Gas, MMCF

Developed	2,863	93,551
Undeveloped	720	50,970

Total Proved	3,583	144,521

       In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated would be within 10 percent of those estimated by Ryder Scott Company, L.P. However, on a well by well comparison, differences of greater than 10 percent may exist.

       Because of the direct relationship between quantities of proved undeveloped reserves and development plans, we have included in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. Ryder Scott Company has been assured by the management of Bill Barrett Corporation that all the proved undeveloped locations reviewed by Ryder Scott Company meet the state regulatory spacing requirements, and that these locations have been included in their future drilling budget. As with all reserves estimates, future development and performance data, as well as changes in the market prices of oil, condensate and gas may necessitate significant revisions in the estimates of reserves prepared at a future date for these wells and undeveloped locations.

Proved Reserves (SEC Definitions)

       Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data

Bill Barrett Corporation
February 2, 2004

demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil sales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped

Bill Barrett Corporation
February 2, 2004

reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

       The Company has interests in certain tracts which have substantial additional hydrocarbon quantities that cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs, which in all likelihood will result in the reclassification of significant additional quantities to the proved category.

       Our reserve estimates are based upon a detailed study of the properties in which the Company has interests; however, we have not made any field examination of the properties. The Company informed us that it has furnished us all of the accounts, records, production data, geological and engineering data and reports, and other data as were required for our investigation. The ownership interests, prices, lease operating and development costs, and other factual data furnished to us in connection with our investigation were accepted as represented.

       Ryder Scott Company, L.P. performed the reserve analyses and generated the projection of future production for the interests evaluated. However, at the request of Bill Barrett Corporation, the economic analyses were performed on Landmark Graphics Corporation’s economic program “Advanced Reserves and Information Evaluation System (“ARIES-WINDOWS”). Ryder Scott has confirmed that the input data used for scheduling the production were correct. However, the internal calculations of this program were accepted without verification. We performed such tests and procedures, as we considered necessary under the circumstances to render the conclusions set forth herein.

       Neither Ryder Scott Company, L.P. nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

Very truly yours,

RYDER SCOTT COMPANY, L. P.

/s/ GARY KRIEGER, P.E.

Gary Krieger, P. E.
Senior Vice President

Appendix C

REPORT OF NETHERLAND, SEWELL & ASSOCIATES, INC.

INDEPENDENT PETROLEUM ENGINEERS

February 2, 2004

Ms. Lynn Boone Henry

Bill Barrett Corporation
Suite 2300
1099 Eighteenth Street
Denver, Colorado 80202

Dear Ms. Henry:

       In accordance with your request, we have audited the estimates prepared by Bill Barrett Corporation (Bill Barrett), as of December 31, 2003, of the proved reserves and future revenue to the Bill Barrett interest in certain oil and gas properties located in Oklahoma and Wyoming. These estimates are based on constant prices and costs as discussed in subsequent paragraphs of this letter. The following table sets forth Bill Barrett’s estimates of the proved reserves and future net revenue, as of December 31, 2003, for the audited properties.

	Net Reserves		Future Net Revenue ($)

	Oil	Gas		Present Worth
Category	(Barrels)	(MCF)	Total	at 10%

Proved Developed
Producing	303,117	10,023,868	36,475,723	29,192,395
Non-Producing	0	4,993,818	16,641,510	12,819,640
Proved Undeveloped	0	21,335,350	61,958,039	44,030,949

Total Proved (1)	303,117	36,353,039	115,075,250	86,042,984

(1)	Totals may not add due to rounding.

       The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

       When compared on a lease-by-lease basis, some of the estimates of Bill Barrett are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion, Bill Barrett’s estimates of proved oil and gas reserves and future revenue as shown herein and in certain computer printouts in our office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Bill Barrett in preparing the December 31, 2003 reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.

       The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Bill Barrett’s estimates do not include probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

C-1

Bill Barrett Corporation
February 2, 2004

       Oil prices used by Bill Barrett are based on a December 31, 2003 NYMEX West Texas Intermediate price of $32.55 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Bill Barrett are based on a December 31, 2003 Colorado Interstate Gas spot market price of $5.58 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant throughout the lives of the properties.

       Lease and well operating costs used by Bill Barrett are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include direct lease and field level costs and Bill Barrett’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Bill Barrett’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.

       It should be understood that our audit does not constitute a complete reserve study of Bill Barrett’s oil and gas properties. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Bill Barrett with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our evaluation something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

       We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Bill Barrett Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

/s/ FREDERIC D. SEWELL

C-2

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                            Shares

Bill Barrett Corporation

Common Stock

Goldman, Sachs & Co.

JPMorgan
Lehman Brothers
Credit Suisse First Boston
Morgan Stanley
Petrie Parkman & Co.
First Albany Capital
Howard Weil Incorporated

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

       The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and NASD filing fee, all amounts are estimates.

SEC registration fee		$21,856
NASD filing fee		17,750
New York Stock Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses (including counsel fees)		*
Printing and Engraving expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be furnished by amendment

Item 14.	Indemnification of Directors and Officers.

       Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Article Eleventh of our Certificate of Incorporation provides that the personal liability of directors of the registrant is limited to the fullest extent permitted by Section 102(b)(7) of the DGCL.

       Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or offer acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VI of our bylaws provides that the registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. Article VI further permits the registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the registrant would have the power to indemnify such person against such liability under the DGCL. The registrant expects to maintain directors’ and officers’ liability insurance.

       Under the underwriting agreement, the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Item 15.	Recent Sales of Unregistered Securities.

       Since our inception in January 2002, we issued and sold the securities described below to certain individual and institutional investors, including certain of our directors, officers and key employees, in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rules 506 and 701 thereunder. Each purchaser represented that he, she or it was purchasing the shares for investment and each such person had sufficient knowledge and experience to evaluate the merits and risks of such investment. No underwriters were involved in connection with the sales of securities referred to in this Item 15. The references to shares of common stock reflect the 2.266605-for-1 forward stock split of the common stock in March 2002.

       In January 2002, we issued 8,386,648 shares of our common stock to 14 of our officers and other employees for $0.0442 per share or total consideration of $370,000 pursuant to an exemption from registration under Section 4(2) and/or Rule 701.

       On March 28, 2002, we issued 6,258,994 shares of our Series A Preferred Stock for $4.17 per share to 107 accredited investors and 35 nonaccredited investors pursuant to an exemption from registration under Section 4(2) and Rule 506 under the Securities Act. Also on March 28, 2002, we issued a mandatorily convertible note in the face amount of $1,900,000 to one accredited investor pursuant to an exemption from registration under Section 4(2) of the Securities Act. The security is convertible into 455,635 shares of Series A Preferred Stock.

       On March 28, 2002, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) and a Stockholders’ Agreement with 13 accredited investors and no nonaccredited investors pursuant to an exemption from registration under Section 4(2) and Rule 506 of the Securities Act. Those investors agreed to purchase over a period of time up to 51,000,000 shares of the Company’s Series B Preferred Stock for $5.00 per share for a total of up to $255,000,000. A portion of the purchase commitments pursuant to the Purchase Agreement subsequently were transferred to other affiliated parties related to the original purchasers. In connection with the sales of Series B Preferred Stock pursuant to the Purchase Agreement, we paid total commissions of $4.8 million to two broker-dealers. Pursuant to the Purchase Agreement, the Company sold the following number of shares of Series B Preferred Stock on the dates indicated:

	Number of	Number of Shares
	Accredited	of Series B
	Investor	Preferred Stock
Date	Purchasers	Purchased

March 28, 2002	13	15,999,999
December 13, 2002	13	5,100,000
February 21, 2003	18	6,700,000
March 19, 2003	21	5,000,002
July 31, 2003	21	5,599,999
October 21, 2003	21	6,000,000
January 15, 2004	21	4,000,000
May 12, 2004	19	2,600,000
Total shares of Series B preferred stock purchased under Purchase Agreement		51,000,000

       In July and August 2002, we issued a total of 119,904 shares of Series A preferred stock at the rate of $4.17 per share as a portion of the consideration for the Company’s obligations pursuant to an exploration agreement. These shares were issued to one accredited investor pursuant to an exemption pursuant to Section 4(2). These shares were returned to the Company in March 2004 as part of a settlement agreement entered into in connection with the termination of the exploration agreement.

       In July 2003, we sold 200,000 shares of Series B Preferred Stock to one of our executive officers, who is an accredited investor, for $5.00 per share for a total of $1,000,000 pursuant to an exemption under Section 4(2). Also in July 2003, we sold 200,000 shares of Series B Preferred Stock to certain of our employees for $5.00 per share for a total of $1,000,000 pursuant to an exemption under Section 4(2) and/or Rule 701 under the Securities Act.

       In October 2003, we sold 85,100 shares of Series B Preferred Stock to 10 of our employees who are accredited investors for $5.00 per share for a total of $425,500 pursuant to an exemption under Section 4(2).

       In November and December 2003, we issued 250,600 shares of Series B preferred at the rate of $5.00 per share as payment of $1,253,000 of the purchase price for oil and gas properties. These shares were issued to 12 accredited investors pursuant to an exemption under Section 4(2) of the Securities Act.

       In December 2003, we sold 10,000 shares of Series B Preferred Stock to one of our employees, who is an accredited investor, for $5.00 per share for a total of $50,000 pursuant to an exemption under Section 4(2).

       In February 2004, we issued 59,800 shares of Series B preferred stock at the rate of $5.00 per share as payment of $299,000 of the purchase price for oil and gas properties. These shares were issued to one accredited investor pursuant to an exemption under Section 4(2) of the Securities Act.

       In August 2003, one of our former employees purchased a total of 19,167 shares of common stock upon the exercise of stock options for $0.08824 per share for a total of $1,691.30. In December 2003 and March 2004, 13 of our employees and one former employee purchased a total of 537,333 shares of common stock upon the exercise of stock options for $0.08824 per share for a total of $47,414.26. These share were issued pursuant to an exemption under Section 4(2) of the Securities Act.

       In March 2004, one employee who is an accredited investor purchased 50,000 shares of Series B preferred stock for $5.00 per share pursuant to an exemption under Section 4(2) of the Securities Act.

       In April 2004, we sold 95,918 shares of Series B preferred stock to certain of our employees for $5.00 per share for a total of $479,590 pursuant to an exemption under Section 4(2) and/or Rule 701 under the Securities Act.

       All shares of Series A and Series B preferred stock will automatically be converted into shares of common stock upon the completion of this offering. See “Conversion of Preferred Stock” in the Prospectus. This conversion will be exempt from registration under Section 3(a)(9) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

       (A) Exhibits:

Exhibit
Number		Description of Exhibits

1	.1**	Form of Underwriting Agreement among Bill Barrett Corporation and the underwriters named therein.
3	.1***	Certificate of Incorporation of Bill Barrett Corporation, as amended to date.
3	.2**	Form of Restated Certificate of Incorporation of Bill Barrett Corporation effective immediately prior to the closing of the offering made pursuant to this registration statement.
3	.3***	Bylaws of Bill Barrett Corporation.
3	.4**	Form of proposed Bylaws of Bill Barrett Corporation to be effective upon the closing of the offering made pursuant to this registration statement.
3	.5*	Certificate of Designations of Series A Preferred Stock.
3	.6*	Corrected Amended and Restated Certificate of Designations of Series B Preferred Stock.
4	.1*	Specimen Certificate of Common Stock.
4	.2*	Registration Rights Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein.
4	.3*	Stockholders’ Agreement, dated March 28, 2002 and as amended to date, among Bill Barrett Corporation and the investors named therein.
5	.1**	Opinion of counsel to Bill Barrett Corporation.
10	.1***	Amended and Restated Credit Agreement, dated February 4, 2004, among Bill Barrett Corporation and the banks named therein.
10	.2*	Stock Purchase Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein.
10	.3**	Purchase and Sale Agreement, dated March 27, 2002, between Williams Production RMT Company and Bill Barrett Corporation.
10	.4*	Purchase and Sale Agreement, dated April 1, 2002, among Wasatch Oil & Gas, LLC, Wasatch Gas Gathering, LLC and Bill Barrett Corporation.
10	.5*	Purchase and Sale Agreement, November 4, 2002, among, Intoil, Inc., Aratex Production Company and Bill Barrett Corporation.
10	.6**	Purchase and Sale Agreement, dated January 1, 2003, among Independent Production Company, Inc., Sapphire Bay, LLC and Bill Barrett Corporation.
10	.10(a)*	Form of Indemnification Agreement dated April 15, 2004, between Bill Barrett Corporation and each of the directors and certain executive officers.
10	.10(b)*	Schedule of officers and directors party to Indemnification Agreements dated April 15, 2004 with Bill Barrett Corporation.
10	.11*	Employment Letter Agreement, dated January 10, 2003, between Thomas B. Tyree, Jr. and Bill Barrett Corporation.
10	.12*	Amended and Restated 2002 Stock Option Plan.
10	.13(a)**	Form of Tranche A Stock Option Agreement for 2002 Stock Option Plan.
10	.13(b)**	Form of Tranche B Stock Option Agreement for 2002 Stock Option Plan.
10	.14**	2003 Stock Option Plan.
10	.15*	Form of Stock Option Agreement for 2003 Stock Option Plan.
10	.16**	Form of Management Rights Agreement between Bill Barrett Corporation and certain investors.

Exhibit
Number		Description of Exhibits

10	.17**	Regulatory sideletter, dated March 28, 2002, between J.P. Morgan Partners (BHCA), L.P. and Bill Barrett Corporation.
21	.1***	Subsidiaries of the Registrant.
23	.1*	Consent of Deloitte & Touche LLP.
23	.2*	Consent of Deloitte & Touche LLP.
23	.3*	Consent of KPMG LLP.
23	.4*	Consent of Ryder Scott Company, L.P., Independent Petroleum Engineers.
23	.5*	Consent of Netherland, Sewell & Associates, Inc., Independent Petroleum Engineers.
23	.6**	Consent of counsel to Bill Barrett Corporation (contained in Exhibit 5.1).
24	.1***	Powers of Attorney (included on signature page to this registration statement).
24	.2*	Powers of Attorney with Messrs. Fitzgibbons and Stein.

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed.

       (B) Financial Statement Schedules:

Not applicable.

Item 17.	Undertakings.

       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on August 31, 2004.

BILL BARRETT CORPORATION

By:	/s/ WILLIAM J. BARRETT

William J. Barrett
Chairman and Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated on August 31, 2004.

Signature	Title

/s/ WILLIAM J. BARRETT William J. Barrett	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ THOMAS B. TYREE, JR. Thomas B. Tyree, Jr.	Chief Financial Officer (Principal Financial Officer)

/s/ ROBERT W. HOWARD Robert W. Howard	Executive Vice President-Finance and Investor Relations, and Treasurer (Principal Accounting Officer)

* Richard Aube	Director

/s/ FREDRICK J. BARRETT Fredrick J. Barrett	Director

* Henry Cornell	Director

* Jeffrey A. Harris	Director

* Roger L. Jarvis	Director

/s/ JAMES M. FITZGIBBONS James M. Fitzgibbons	Director

Signature		Title

/s/ J. FRANK KELLER J. Frank Keller		Director

* Philippe S. E. Schreiber		Director

/s/ RANDY STEIN Randy Stein		Director

*By:	/s/ WILLIAM J. BARRETT William J. Barrett Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

1	.1**	Form of Underwriting Agreement among Bill Barrett Corporation and the underwriters named therein.
3	.1***	Certificate of Incorporation of Bill Barrett Corporation, as amended to date.
3	.2**	Form of Restated Certificate of Incorporation of Bill Barrett Corporation effective immediately prior to the closing of the offering made pursuant to this registration statement.
3	.3***	Bylaws of Bill Barrett Corporation.
3	.4**	Form of proposed Bylaws of Bill Barrett Corporation to be effective upon the closing of the offering made pursuant to this registration statement.
3	.5*	Certificate of Designations of Series A Preferred Stock.
3	.6*	Corrected Amended and Restated Certificate of Designations of Series B Preferred Stock.
4	.1*	Specimen Certificate of Common Stock.
4	.2*	Registration Rights Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein.
4	.3*	Stockholders’ Agreement, dated March 28, 2002 and as amended to date, among Bill Barrett Corporation and the investors named therein.
5	.1**	Opinion of counsel to Bill Barrett Corporation.
10	.1***	Amended and Restated Credit Agreement, dated February 4, 2004, among Bill Barrett Corporation and the banks named therein.
10	.2*	Stock Purchase Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein.
10	.3**	Purchase and Sale Agreement, dated March 27, 2002, between Williams Production RMT Company and Bill Barrett Corporation.
10	.4*	Purchase and Sale Agreement, dated April 1, 2002, among Wasatch Oil & Gas, LLC, Wasatch Gas Gathering, LLC and Bill Barrett Corporation.
10	.5*	Purchase and Sale Agreement, November 4, 2002, among, Intoil, Inc., Aratex Production Company and Bill Barrett Corporation.
10	.6**	Purchase and Sale Agreement, dated January 1, 2003, among Independent Production Company, Inc., Sapphire Bay, LLC and Bill Barrett Corporation.
10	.10(a)*	Form of Indemnification Agreement dated April 15, 2004, between Bill Barrett Corporation and each of the directors and certain executive officers.
10	.10(b)*	Schedule of officers and directors party to Indemnification Agreements dated April 15, 2004 with Bill Barrett Corporation.
10	.11*	Employment Letter Agreement, dated January 10, 2003, between Thomas B. Tyree, Jr. and Bill Barrett Corporation.
10	.12*	Amended and Restated 2002 Stock Option Plan.
10	.13(a)**	Form of Tranche A Stock Option Agreement for 2002 Stock Option Plan.
10	.13(b)**	Form of Tranche B Stock Option Agreement for 2002 Stock Option Plan.
10	.14**	2003 Stock Option Plan.
10	.15*	Form of Stock Option Agreement for 2003 Stock Option Plan.
10	.16**	Form of Management Rights Agreement between Bill Barrett Corporation and certain investors.

Exhibit
Number		Description of Exhibits

10	.17**	Regulatory sideletter, dated March 28, 2002, between J.P. Morgan Partners (BHCA), L.P. and Bill Barrett Corporation.
21	.1***	Subsidiaries of the Registrant.
23	.1*	Consent of Deloitte & Touche LLP.
23	.2*	Consent of Deloitte & Touche LLP.
23	.3*	Consent of KPMG LLP.
23	.4*	Consent of Ryder Scott Company, L.P., Independent Petroleum Engineers.
23	.5*	Consent of Netherland, Sewell & Associates, Inc., Independent Petroleum Engineers.
23	.6**	Consent of counsel to Bill Barrett Corporation (contained in Exhibit 5.1).
24	.1***	Powers of Attorney (included on signature page to this registration statement).
24	.2*	Powers of Attorney with Messrs. Fitzgibbons and Stein.

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed.